International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

December 31, 2017

(Unaudited)

Management’s Discussion and Analysis

International Bank For Reconstruction and Development (IBRD)

Contents

December 31, 2017

Management’s Discussion and Analysis

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017 1

Management’s Discussion and Analysis

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the six months ended December 31,		As of and for the fiscal years ended June 30,
	2017	2016	2017	2016	2015	2014
Lending Highlights (Section III)

Commitments [a]	$7,576	$10,609	$22,611	$29,729	$23,528	$18,604
Gross disbursements [b]	8,868	9,729	17,861	22,532	19,012	18,761
Net disbursements [b]	2,333	5,279	8,731	13,197	9,999	8,948

Reported Basis (Section III)

Income Statement

Board of Governors-approved and other transfers	$(178)	$(497)	$(497)	$(705)	$(715)	$(676)
Net income (loss)	228	(778)	(237)	495	(786)	(978)

Balance Sheet

Total assets	$418,887	$377,039	$405,898	$371,260	$343,225	$358,883
Net investment portfolio	77,560	58,471	71,667	51,760	45,105	42,708
Net loans outstanding	181,554	171,115	177,422	167,643	155,040	151,978
Borrowing portfolio	215,707	190,166	207,144	178,231	158,853	152,643

Key Management Indicators

Allocable Income (Section III)	$419	$267	$795	$593	$686	$769

Usable Equity [c] (Section IV)	$42,200	$39,049	$41,720	$39,424	$40,195	$40,467

Equity-to-loans Ratio [d] (Section IV)	22.5%	22.1%	22.8%	22.7%	25.1%	25.7%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC), and loan origination fees.
c.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective periods’ income. Full fiscal year usable equity includes proposed transfer to the General Reserve.

2 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017

Management’s Discussion and Analysis	SECTION I: EXECUTIVE SUMMARY

Section I:	Executive Summary

This document should be read together with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) for the fiscal year ended June 30, 2017 (FY17). IBRD undertakes no obligation to update any forward-looking statements. Box 1 provides IBRD’s selected financial data as of, and for the six months ended, December 31, 2017 and 2016, as well as for the fiscal years ended June 30, 2017-2014.

Financial Highlights:

Net Income/(Loss): On a reported basis, IBRD had net income of $228 million for the first six months of the fiscal year ending June 30, 2018 (FY18), compared to a net loss of $778 million during the same period in FY17. The change from net loss to net income, as compared to the same period in FY17, primarily reflects lower unrealized mark-to-market losses experienced on the non-trading portfolios, and lower Board-of-Governors approved and other transfers. The latter reflects the change in basis for making income transfers to the International Development Association (IDA).

Allocable Income: IBRD’s allocable income during the first six months of FY18 was $419 million, an increase of $152 million from the same period in FY17. The higher allocable income in the first six months of FY18 was primarily due to increases in IBRD’s business revenue (loan interest margin, net investment revenue, commitment and guarantee fees, and fee based reimbursable revenue).

Portfolio Performance:

Loans Outstanding: As of December 31, 2017, net loans outstanding were $182 billion, an increase of $4 billion or approximately 2.3% from June 30, 2017. The increase was mainly due to net disbursements and currency translation gains.

Investments: As of December 31, 2017, the investment portfolio stood at $78 billion, an increase of $6 billion or 8.2% compared to June 30, 2017, as a result of pre-funding activities and anticipation of loan disbursements in the coming months. The investments remain concentrated in the upper end of the credit spectrum, with 63% rated AA or above, reflecting IBRD’s objective of principal protection and resulting preference for high quality investments.

Borrowings: IBRD raised medium and long term debt of $20 billion during the first six months of FY18, to finance its lending activities, as well as to conduct pre-funding activities. These debt issuances resulted in a net increase of $9 billion in the portfolio during the period, from $207 billion as of June 30, 2017 to $216 billion as of December 31, 2017.

Equity: IBRD’s usable equity continues to be adequate to support current lending operations; however, the 20% minimum threshold level for the Equity-to-Loans ratio limits IBRD’s lending capacity.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017 3

Management’s Discussion and Analysis	SECTION I: EXECUTIVE SUMMARY

KEY PERFORMANCE INDICATORS

LENDING – During the first six months of FY18, IBRD committed $7.6 billion to help its borrowing member countries to finance their development needs. Lending commitments (including guarantees) were 29% lower in FY18 relative to a year earlier (Table 3), mainly as a result of lower Development Policy Financing, and Investment Project Financing. At December 31, 2017, IBRD’s net loans outstanding amounted to $182 billion, a 2.3% increase from June 30, 2017.

In billions of U.S dollars
Commitments	Net Loans outstanding

CAPITAL ADEQUACY AND LIQUIDITY – The Equity-to-Loans ratio was 22.5% as of December 31, 2017, largely unchanged from June 30, 2017. The net investment portfolio reached $77.6 billion as of December 31, 2017. In addition to pre-funding activities during the period, IBRD maintains high levels of liquidity in its investment portfolio to ensure it can meet its liquidity needs, even under potential scenarios of severe market disruptions. The borrowing portfolio was $216 billion as of December 31, 2017, an increase of $8.6 billion compared to June 30, 2017.

In billions of U.S dollars (except for ratio)
Equity to Loans ratio	Net Investment Portfolio	Borrowing Portfolio

FINANCIAL RESULTS – On a reported basis, IBRD had net income of $228 million for the first six months of FY18 compared with a net loss of $778 million during the same period in FY17. This primarily reflects lower unrealized mark-to-market losses experienced on the non-trading portfolios compared with the first six months of FY17 (See Table 1). After the standard adjustments to arrive at allocable income, IBRD had allocable income of $419 million for the first six months of FY18, higher by $152 million than the same period of FY17.

In millions of U.S dollars
Allocable Income

4 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017

Management’s Discussion and Analysis	SECTION II: OVERVIEW

Section II:	Overview

IBRD, an international organization owned by its 189 member countries, is one of the largest Multilateral Development Banks (MDB) in the world, and is one of the five institutions of the World Bank Group (WBG)1. Each of these institutions is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

The mission of the WBG is defined by two goals: to end extreme poverty by reducing the percentage of people living on less than $1.90 per day to no more than 3% globally by 2030; and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population of every developing country.

Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure its financial strength and sustain its development activities. IBRD seeks to generate sufficient revenue to conduct its operations as well as to be able to set aside funds in reserves to strengthen its financial position, and provide support to IDA and to trust funds via income transfers for other developmental purposes.

The financial strength of IBRD is based on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members, and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD pursues its development goals primarily by providing loans, guarantees, and knowledge services for development focused projects and programs to creditworthy middle-income and lower-income countries. IBRD’s main business activity is extending loans to eligible member countries. IBRD offers its borrowers long-term loans that can have a final maturity of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies; though borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

Figure 1 illustrates IBRD’s business model.

Figure 1: IBRD’s Business Model

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017 5

Management’s Discussion and Analysis	SECTION II: OVERVIEW

In order to be able to meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies, and its bonds are viewed as high quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms, and pass the savings on to its borrowing members. IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening new markets for international investors by offering new products or bonds in emerging-market currencies. IBRD’s annual funding volumes vary from year to year. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the Statement of Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income.

Fair Value Results

IBRD reflects all financial instruments at fair value in Section V of this document. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; to manage various market risks, including interest rate risk and commercial counterparty credit risk; and to monitor the results of the Equity Management Framework (EMF).

Allocable Income

IBRD’s Articles of Agreement (Articles) require that the Board of Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure which reflects income available for allocation. IBRD’s definition of allocable income starts with the net income on a reported basis, and includes certain adjustments, which are approved by the Board at the end of every fiscal year.

IBRD makes net income distributions based on allocable income, derived from its reported net income. The primary differences between allocable income and reported net income are the unrealized mark-to-market gains/losses associated with its non-trading portfolios, as well as the expenses associated with the Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

IBRD uses derivatives to manage its exposure to various market risks inherent in its trading and non-trading portfolios. These derivatives are primarily used to economically align the interest rate and currency bases of its assets and liabilities. However, they introduce volatility in IBRD’s reported net income through the unrealized mark-to-market gains and losses on these instruments.

In line with its financial risk management policies, IBRD intends to maintain its positions in the non-trading portfolios (loans, borrowings, and derivative instruments in the EMF). As a result, Management has consistently followed the practice of excluding unrealized mark-to-market gains and losses on its non-trading portfolios to arrive at allocable income, since adopting Financial Accounting Standards Board’s (FASB) guidance on derivatives and hedging in FY01, which required that derivatives be carried at fair value with changes going through the income statement.

6 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017

Management’s Discussion and Analysis	SECTION III: FINANCIAL RESULTS

Section III:	Financial Results

Summary of Financial Results

The following is a discussion on the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars

For the six months ended December 31,	2017	2016	Variance
Interest revenue, net of funding costs
Interest margin	$590	$496	$94
Equity contribution, (including EMF)	350	367	(17)
Investments	108	101	7

Net interest revenue	$1,048	$964	$84

Provision for losses on loans and other exposures, net	(92)	(117)	25
Net non-interest expenses (Table 6)	(606)	(693)	87
Net other income (Table 5)	81	50	31
Board of Governors-approved and other transfers	(178)	(497)	319
Unrealized mark-to-market losses on non-trading portfolios, net [a]	(25)	(485)	460

Net Income (loss)	$228	$(778)	$1,006

Adjustments to reconcile net income/(loss) to allocable income:
Pension and other adjustments	(12)	63	(75)
Board of Governors-approved and other transfers	178	497	(319)
Unrealized mark-to-market losses on non-trading portfolios, net [a]	25	485	(460)

Allocable income	$419	$267	$152

a.	Adjusted to exclude amounts reclassified to realized gains (losses). See Table 14.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

At December 31, 2017, total assets increased by 3% from June 30, 2017. The asset growth was primarily driven by an increase in the investment and loan portfolios.

Table 2: Condensed Balance Sheet

In millions of U.S. dollars
As of	December 31, 2017	June 30, 2017	Variance
Investments and due from banks	$79,122	$73,656	$5,466
Net loans outstanding	181,554	177,422	4,132
Receivable from derivatives	153,790	150,112	3,678
Other assets	4,421	4,708	(287)

Total Assets	$418,887	$405,898	$12,989

Borrowings	214,114	205,942	8,172
Payable for derivatives	157,264	153,129	4,135
Other liabilities	6,942	7,029	(87)
Equity	40,567	39,798	769

Total Liabilities and Equity	$418,887	$405,898	$12,989

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017 7

Management’s Discussion and Analysis	SECTION III: FINANCIAL RESULTS

Net Income and Allocable Income

On a reported basis, IBRD had net income of $228 million for the first six months of FY18, compared with a net loss of $778 million during the same period in FY17. The net income during the first six months of FY18 is primarily due to the lower unrealized mark-to-market losses experienced on the non-trading portfolios, and lower Board-of-Governors approved and other transfers. The latter mainly reflects the change in basis for making income transfers to IDA, which resulted in a transfer of $123 million being made during the six months ended FY18, compared to a transfer of $497 million in the same period of FY17 (See Table 1).

For the first six months of FY18, IBRD’s allocable income was $419 million, an increase of $152 million from the same period in FY17. The higher allocable income was primarily due to an increase in IBRD’s business revenue, and lower net administrative expenses (after standard adjustments to arrive at the amount used to determine allocable income).

Results from Lending activities

Interest Margin

For the first six months of FY18, IBRD’s net interest margin was $590 million, an increase of $94 million compared with same period in FY17. The higher net interest margin was driven by the increase in lending volume, as well as the impact from the pricing measures adopted in FY14.

Loan Portfolio

At December 31, 2017, IBRD’s net loans outstanding amounted to $181.6 billion (Table 2), 2.3% higher compared with June 30, 2017 (Figure 3). The increase was mainly attributable to net disbursements of $2.3 billion during the period, and $1.9 billion of currency translation gains, resulting from the 5.1% appreciation of the euro against the U.S. dollar during the period.

While demand for IBRD’s loans remains high, the 20% minimum threshold level for the Equity-to-Loans ratio limits IBRD’s lending capacity. In the first six months of FY18, IBRD had new loan commitments totaling $7.6 billion, which were 29% lower than the same period in FY17 (Table 3). This decrease in overall lending, was reflected in a $2.1 billion decline in Development Policy Financing, and a $1.6 billion decline in Investment Project Financing. Offsetting the decreases was a $0.7 billion increase in Program for Results, primarily in the Latin America and Caribbean, and South Asia regions.

New loan commitments in the Sustainable Development (SD), Human Development (HD) and Equitable Growth, Finance, and Institutions (EFI) global practices accounted for 70%, 15%, and 15% respectively, of total commitments. New loan commitments supporting operations in SD were largely concentrated in energy & extractives and agriculture; while those in HD and EFI were concentrated in education and macroeconomic & fiscal management operations, respectively.

Figure 2: Net Interest Margin

In millions of U.S. dollars

8 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017

Management’s Discussion and Analysis	SECTION III: FINANCIAL RESULTS

Figure 3: Net Loans Outstanding

In billions of U.S. dollars

As shown in table 3, Middle East and North Africa had the largest share of new commitments for the first six months of FY18, most of which financed a development policy loan supporting a large energy & extractives operation. South Asia had the second largest share of commitments.

Table 3: Commitments by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars	December 31, 2017		December 31, 2016
For the six months ended	Commitments	% of total	Commitments	% of total	Variance
Africa	$480	6%	$649	6%	$(169)
East Asia and Pacific	878	12	1,223	12	(345)
Europe and Central Asia	825	11	3,113	29	(2,288)
Latin America and the Caribbean	1,521	20	1,802	17	(281)
Middle East and North Africa	2,158	28	3,432	32	(1,274)
South Asia	1,714	23	390	4	1,324

Total	$7,576	100%	$10,609	100%	$(3,033)

Table 4: Gross Disbursements by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars	December 31, 2017		December 31, 2016
For the six months ended	Gross Disbursements	% of total	Gross Disbursements	% of total	Variance
Africa	$573	6%	$187	2%	$386
East Asia and Pacific	1,675	19	1,556	16	119
Europe and Central Asia	2,889	33	1,550	16	1,339
Latin America and the Caribbean	1,953	22	2,525	26	(572)
Middle East and North Africa	1,332	15	3,278	34	(1,946)
South Asia	446	5	633	6	(187)

Total	$8,868	100%	$9,729	100%	$(861)

Gross disbursements during the first six months of FY18 were $8.9 billion, 9% lower than the same period in FY17 (Table 4). This was reflected in a $1.3 billion decline in Development Policy Financing operations, partially offset by $0.6 billion higher Investment lending operations during the first six months of FY18 compared to the same period in FY17.

As shown in table 4, Europe and Central Asia had the largest share of gross disbursements during the period, which includes $1.4 billion of disbursements supporting Development Policy operations.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017 9

Management’s Discussion and Analysis	SECTION III: FINANCIAL RESULTS

Results from Investing activities

Net Investment Revenue

During the first six months of FY18, IBRD’s interest revenue from investments, net of funding costs, amounted to $108 million. This compares with $101 million during same period in FY17. The $7 million increase was primarily due to higher returns on the investment portfolio, compared with FY17.

Investment Portfolio

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of December 31, 2017, the net investment portfolio totaled $77.6 billion, with $75.8 billion representing the liquid asset portfolio. This compares with an investment portfolio valued at $71.7 billion as at June 30, 2017, with $70.1 billion representing the liquid asset portfolio (See Notes to Condensed Quarterly Financial Statements, Note C: Investments). The increased level of liquidity reflects pre-funding activities, as well as anticipation of loan disbursements for the coming months.

Figure 4: Net Investment Revenue

In millions of U.S. dollars

Figure 5: Net Investment Portfolio

In billions of U.S. dollars

Results from Borrowing activities

Borrowing portfolio

As of December 31, 2017, the borrowing portfolio totaled $215.7 billion, $8.6 billion above June 30, 2017 (See Notes to Condensed Quarterly Financial Statements, Note E: Borrowings). This increase was due to net new issuances of $6.9 billion in anticipation of loan disbursements for the coming months as well as pre-funding activities, and currency translation losses of $1.4 billion during the period due to the appreciation of the euro against the U.S. dollar. The debt issuances during the period were highly diversified in 20 currencies, with an average maturity of 4.9 years. As of December 31, 2017, the borrowing portfolio included discount notes of $13.8 billion, $3.2 billion higher compared with June 30, 2017.

10 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017

Management’s Discussion and Analysis	SECTION III: FINANCIAL RESULTS

Equity Contribution

Equity contribution is primarily comprised of interest revenue earned from the EMF, and any gains which have been realized during the period as a result of the termination of certain EMF positions. It also includes equity savings (revenue from the proportion of loans funded by equity), and certain minor adjustments including those relating to discontinued loan products. For the first six months of FY18 and FY17, the equity contribution amounted to $350 million and $367 million, respectively. The benefit on equity savings from the increase in short-term interest rates during the period, was more than offset by the decrease in net interest revenue from the EMF. Despite the decrease, revenue from the EMF continues to bring stability to IBRD’s net interest revenue.

Net Other Income

Table 5 below provides details on the composition of net other income for the first six months of FY18. Loan commitment fees increased compared with FY17, as a result of the higher proportion of undisbursed loan balances, which are subject to the 25-basis point commitment fee charge as part of the FY14 pricing measures. Net Earnings from PEBP were also higher in comparison with FY17, due to higher returns on the PEBP portfolio (See Notes to Condensed Quarterly Financial Statements, Note C: Investments).

Net Non-Interest Expenses

As shown in Table 6, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of administrative expenses between IBRD and IDA is based on an agreed cost sharing methodology, approved by their Boards, which is primarily driven by the relative level of activities relating to lending, knowledge services, and other services between these two institutions.

Figure 6: Borrowing Portfolio

In billions of U.S. dollars

Figure 7: Equity Contribution

In millions of U.S. dollars

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017 11

Management’s Discussion and Analysis	SECTION III: FINANCIAL RESULTS

Figure 8: Net Non-Interest Expenses

In millions of U.S. dollars

Net non-interest expenses decreased by $87 million during the first six months of FY18 compared with the same period in FY17, mainly due to the decrease in costs allocated to IBRD under the cost-sharing methodology, as well as the $64 million decrease in pension costs. The lower pension costs were primarily due to the lower amortization of unrecognized net actuarial losses and service costs during the period.

Table 5: Net Other Income

In millions of U.S. dollars
For the six months ended December 31,	2017	2016	Variance
Loan commitment fees	$42	$33	$9
Guarantee fees	5	4	1
Net earnings from Post-Employment Benefit Plan (PEBP)	31	12	19
Pilot Auction Facility (PAF) and Pandemic Emergency Facility (PEF)	2	2	—
Others	1	(1)	2

Net other income (Table 1)	$81	$50	$31

Table 6: Net Non-Interest Expenses

In millions of U.S. dollars
For the six months ended December 31,	2017	2016	Variance
Administrative expenses
Staff costs	$475	$464	$11
Travel	76	75	1
Consultant and contractual services	163	168	(5)
Pension and other post-retirement benefits	136	200	(64)
Communications and technology	24	25	(1)
Equipment and buildings	58	61	(3)
Other expenses	18	16	2

Total administrative expenses	$950	$1,009	$(59)

Grant making facilities	15	19	(4)
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(245)	(224)	(21)
Other revenue	(114)	(111)	(3)

Total revenue from externally funded activities	$(359)	$(335)	$(24)

Net non-interest expenses (Table 1)	$606	$693	$(87)

12 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017

Management’s Discussion and Analysis	SECTION III: FINANCIAL RESULTS

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on IBRD’s loan, borrowing, and EMF portfolios. Since IBRD intends to maintain its positions in the non-trading portfolios, unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally made on the basis of amounts which have been realized. See Section V for details on the unrealized mark-to-market gains/losses on the EMF portfolio.

Loan portfolio

On a reported basis, as of December 31, 2017, while the derivatives which convert IBRD’s loans to variable rate instruments are reported at fair value, all loans are reported at amortized cost. As a result, while from an economic perspective all of IBRD’s loans after the effect of derivatives carry variable rates, and therefore have a low sensitivity to interest rates, this is not reflected in its reported net income. In order to show the effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section V for more details.

Borrowing portfolio

On a reported basis, all of IBRD’s borrowings and the related derivatives are at fair value, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings. As a result, since IBRD does not hedge its own credit, the main component of the net unrealized mark-to-market gains and losses on the statement of income, relates to the impact of the change in IBRD’s own credit. See Section V for more details.

Capital Activities

The General Capital Increase (GCI) agreed by shareholders in 2010 is in its last year of subscription. The subscription period to the GCI was extended up to March 16, 2018 for eligible members. The subscription period for the Selective Capital Increase (SCI) ended on March 16, 2017, and 6,949 of unsubscribed shares have been returned to the unallocated pool of shares. Table 7 below shows the status of subscriptions and paid in capital as of December 31, 2017.

Table 7: Capital Subscriptions

In millions of U.S. dollars
	Subscribed		Paid in
	Expected	Actual	Expected	Actual
GCI	$58,400	$51,725	$3,504	$3,103
SCI	28,609	27,771	1,585	1,548

Total	$87,009	$79,496	$5,089	$4,651

During the first six months of FY18, a total of $775 million was subscribed under the GCI, resulting in additional paid-in capital of $46 million.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017 13

Management’s Discussion and Analysis	SECTION IV: RISK MANAGEMENT

Section IV: Risk Management

Risk Governance

IBRD’s risk management processes and practices continually evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee (AC) members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities. It also supports Management in its oversight function, particularly in coordinating different aspects of risk management, and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines of defense” principle where:

i.	Business units are responsible for directly managing risks in their respective functional areas
ii.	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities, and
iii.	Internal Audit provides independent oversight.

IBRD’s risk management process comprises: risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Risk Oversight and Coverage

The CRO has an overview of both financial and operational risks. These risks include (i) country credit risks in the core sovereign lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

Financial Risk

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty, and liquidity risks. IBRD is also exposed to operational risk. Its operational risk management framework is based upon a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Capital Adequacy

IBRD holds capital to cover credit, market and operational risk inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board of Executive Directors (Board) monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures2 over a medium-term capital-planning horizon.

[2]	Other exposures include Deferred Drawdown Options, irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

14 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017

Management’s Discussion and Analysis	SECTION IV: RISK MANAGEMENT

Table 8: Equity-to-Loans Ratio

In millions of U.S. dollars			Variance
As of	December 31, 2017	June 30, 2017	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$15,468	$15,336	$132	$50	$82
Special reserve	293	293	—	—	—
General reserve [a]	27,693	27,693	—	—	—
Cumulative translation adjustment [b]	(219)	(567)	348	—	348
Other adjustments [c]	(1,035)	(1,035)	—	—	—

Equity (usable equity)	$42,200	$41,720	$480	$50	$430

Loans exposure	$183,684	$179,259	$4,425	$2,529	$1,896
Present value of guarantees	2,333	1,801	532	478	54
Effective but undisbursed DDOs	4,545	4,422	123	123	—
Relevant accumulated provisions	(1,739)	(1,631)	(108)	(80)	(28)
Deferred loan income	(449)	(451)	2	5	(3)
Other exposures	(522)	(516)	(6)	(5)	(1)

Loans (total exposure)	$187,852	$182,884	$4,968	$3,050	$1,918

Equity-to-Loans Ratio	22.5%	22.8%

a.	June 30, 2017 amount includes proposed transfer of $672 million to the General Reserve, which was subsequently approved by IBRD’s Executive Directors on August 3, 2017.
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments primarily relate to the net underfunded status of IBRD’s pension plans.

As shown on Table 8, IBRD’s equity-to-loans ratio marginally decreased to 22.5% as of December 31, 2017, compared to 22.8 % as of June 30, 2017, and remained above the 20% minimum ratio under the strategic capital adequacy framework.

In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s equity-to-loans ratio. Under the currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

Management of Credit and Market Risks

Among the various types of market risks, interest rate risk is the most significant risk faced by IBRD. IBRD’s exposure to currency and liquidity risks is minimal as a result of its risk management policies. In addition, IBRD faces two types of credit risk: country credit risk and counterparty credit risk.

Country Credit Risk

IBRD manages country credit risk by using individual country exposure limits, and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for about 62% of IBRD’s total exposure, as of December 31, 2017.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017 15

Management’s Discussion and Analysis	SECTION IV: RISK MANAGEMENT

Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL). There are currently five countries subject to the SBL. The SBL effective on December 31, 2017 was $20 billion for India and $19 billion for the other four SBL-eligible borrowing countries (Brazil, China, Indonesia, and Mexico), lower than the EAL of $29.8 billion at December 31, 2017.

Figure 9: Country Exposures as of December 31, 2017

In billions of U.S. dollars

IBRD also entered into Exposure Exchange Agreements (EEA) with MIGA, the African Development Bank (AfDB) and the Inter-American Development Bank (IADB). These EEAs are treated as financial guarantees under U.S. GAAP. As of December 31, 2017, IBRD had received guarantees of $3,678 million, and provided guarantees of $3,677 million under the EEA ($3,683 million of guarantees received and $3,682 million of guarantees provided as of June 30, 2017). See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures.

Accumulated Provision on Loans and Other Exposures

IBRD records a provision to reflect the probable losses inherent in its loan portfolio and other exposures, including protection provided under the EEA. As of December 31, 2017, IBRD had an accumulated provision for losses on loans and other exposures of $1,781 million, which was less than 1% of these exposures, ($1,671 million as of June 30, 2017, less than 1% of total exposures).

As of December 31, 2017, only 0.2% of IBRD’s loans were in nonaccrual status, and all were related to Zimbabwe. (See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures).

For the first six months of FY18, IBRD had a provision for losses on loans and other exposures of $92 million, reflecting the impact of the increase in exposure during the period.

Counterparty Credit Risk

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions. The effective management of this risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment.

16 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017

Management’s Discussion and Analysis	SECTION IV: RISK MANAGEMENT

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio. IBRD’s overall commercial counterparty credit exposure increased by $5.5 billion during the first six months of FY18, to $77.4 billion as of December 31, 2017, consistent with the increase in the investment portfolio. As shown on Table 9, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 63% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The exposures with the AAA and AA rated counterparties primarily related to sovereign debt and time deposits. The A rated counterparties primarily consisted of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with commercial counterparties, IBRD also offers derivative-intermediation services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates.

Table 9: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars	As of December 31, 2017
	Investments
Counterparty Rating [a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure		Total Exposure	% of Total
AAA	$7,222	$11,898	$—		$19,120	25%
AA	7,081	22,554		*	29,635	38
A	16,821	11,804	7		28,632	37
BBB	2	17	—		19		*
BB or lower/unrated	—	6		*	6		*

Total	$31,126	$46,279	$7		$77,412	100%

	As of June 30, 2017
	Investments
Counterparty Rating [a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure		Total Exposure	% of Total
AAA	$6,914	$12,671	$—		$19,585	27%
AA	8,202	18,956	—		27,158	38
A	15,514	9,656	22		25,192	35
BBB	1	15	3		19		*
BB or lower/unrated	—	7	1		8		*

Total	$30,631	$41,305	$26		$71,962	100%

a.

Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

*	Indicates amount less than $0.5 million or percentage less than 0.5%.

Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of December 31, 2017, the notional amounts and net fair value exposures under these agreements were $10.5 billion and $1.0 billion, respectively. Probable losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017 17

Management’s Discussion and Analysis	SECTION IV: RISK MANAGEMENT

Affiliated Organizations: IBRD has a master derivatives agreement with IDA, which allows IBRD to intermediate derivative contracts on behalf of IDA. As of December 31, 2017, the notional amount under this agreement was $7.1 billion, and IBRD had no exposure to IDA as of this date. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels. As of December 31, 2017, IDA was not required to post any collateral with IBRD.

Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for Immunization (IFFIm), under which several transactions have been executed. As of December 31, 2017, the notional amounts and net fair value exposures under this agreement were $3.3 billion and $0.8 billion, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of December 31, 2017, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percent of the net present value of IFFIm’s financial assets.

Credit and Debit Valuation Adjustments

Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk. (IBRD’s non-commercial counterparty exposure mainly arises from derivative-intermediation activities on behalf of IFFIm, as discussed earlier). For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.

The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of December 31, 2017, IBRD’s condensed balance sheet includes a CVA and a DVA of $7 million and $57 million, respectively.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates.

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio.

Income from loans funded by IBRD’s equity is sensitive to changes in short-term interest rates, as IBRD’s loans, net of derivatives, predominantly earn variable interest linked to variable rate indices (e.g., LIBOR). Approximately 23% of IBRD’s net loans and other exposures are funded by equity, as indicated by the equity-to-loans ratio of 22.5%. The interest revenue on the loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses the EMF, which allows the flexibility of managing the duration of IBRD’s equity within a range of zero to five years based on market and macroeconomic conditions.

Operational Risk

Operational risk is defined as the risk of financial loss or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. IBRD’s approach to managing operational risk includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, identifying emerging risks that may affect business units, and developing risk response and mitigating actions. The risk in operations in IBRD’s lending activities is monitored and supported by the Operations Policy and Country Services (OPCS). This covers risk of non-compliance with IBRD’s policies, safeguards as well as risk of mis-procurement on behalf of clients. Where fraud and corruption risks may impact IBRD-financed projects, OPCS and the Integrity Vice Presidency jointly address such issues.

18 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017

Management’s Discussion and Analysis	SECTION V: SUMMARY OF FAIR VALUE RESULTS

Section V: Summary of Fair Value Results

Fair Value Analysis

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, to monitor the results of the EMF, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

For the first six months of FY18, IBRD experienced net unrealized mark-to-market gains on a fair value basis of $273 million on its non-trading portfolios. See Table 10 for details.

Effect of Interest and Credit

IBRD uses derivatives in its trading and non-trading portfolios to arrive at floating rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is therefore low, resulting in relatively small interest rate related unrealized mark-to-market gains/losses in income (Table 11).

Borrowing Portfolio

For the first six months of FY18, IBRD experienced $28 million of unrealized mark-to-market gains on the borrowing portfolio, which is mainly comprised of unrealized mark-to-market gains due to the increase in interest rates and lower swaption volatility, partially offset by unrealized mark-to-market losses due to the tightening of IBRD’s credit spreads relative to LIBOR. As shown in Table 11, the dollar value change corresponding to a one-basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $70 million of unrealized mark-to-market gains.

Loan Portfolio

For the first six months of FY18, IBRD experienced $512 million of unrealized mark-to-market gains on the loan portfolio. This was mainly driven by the improvement of borrowers’ credit spreads during the period. As shown in Table 11, the dollar value change corresponding to a one-basis-point upward parallel shift in CDS rates on the loan portfolio is about $33 million of unrealized mark-to-market losses. See the June 30, 2017, MD&A for a detailed discussion on how the credit risk of each portfolio is managed.

EMF

For the first six months of FY18, IBRD experienced $267 million of unrealized mark-to-market losses on the EMF portfolio, which mainly reflected the impact of the increase in U.S. dollar interest rates during the period. As measured by duration, the interest rate sensitivity of IBRD’s equity remained largely unchanged at approximately 3.3 years as of December 31, 2017.

Table 10: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars

For the six months ended December 31,	2017	2016
Borrowing portfolio	$28	$(270)
Loan portfolio	512	473
EMF	(267)	(1,682)

Total	$273	$(1,479)

a.	See Table 13 for reconciliation to the fair value comprehensive basis net income.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS:DECEMBER 31, 2017 19

Management’s Discussion and Analysis	SECTION V: SUMMARY OF FAIR VALUE RESULTS

Table 11: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars
As of December 31, 2017	Interest Rate Effect on Fair Value Income Sensitivity [a] [c]	Credit Effect on Fair Value Income Sensitivity [b] [c]
Borrowing portfolio	$5	$70
Loan portfolio	(12)	(33)
EMF	(13)	—
Investment portfolio	(1)	(3)

Total (loss)/gains	$(21)	$34

a.	After the effects of derivatives.
b.	Excludes CVA and DVA adjustment on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates /credit spreads.

As shown in Table 11, on a fair value basis, if interest rates increased by one basis point across markets, IBRD would overall experience a net unrealized mark-to-market loss of approximately $21 million as of December 31, 2017.

Figure 10 provides a further breakdown of how the use of derivatives affects the overall sensitivity of the loan and borrowing portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $70 million on the bonds. These would be offset by net unrealized mark-to-market losses of $65 million on the related swaps, resulting in net unrealized mark-to-market gains of $5 million for the portfolio.

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income.

Tables 12 to 14 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.

Figure 10: Sensitivity to Interest Rates as of December 31, 2017

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Borrowing Portfolio	Loan Portfolio	EMF	Investment Portfolio

20 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017

Management’s Discussion and Analysis	SECTION V: SUMMARY OF FAIR VALUE RESULTS

Table 12: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars
	As of December 31, 2017				As of June 30, 2017
	Reported Basis	Adjustments		Fair Value Basis	Reported Basis	Adjustments		Fair Value Basis
Due from banks	$895	$—		$895	$683	$—		$683
Investments	78,227	—		78,227	72,973	—		72,973
Net loans outstanding	181,554	4,032		185,586	177,422	3,727		181,149
Receivable from derivatives	153,790	—		153,790	150,112	—		150,112
Other assets	4,421	—		4,421	4,708	—		4,708

Total assets	$418,887	$4,032		$422,919	$405,898	$3,727		$409,625

Borrowings	$214,114	$7	[a]	$214,121	$205,942	$13	[a]	$205,955
Payable for derivatives	157,264	—		157,264	153,129	—		153,129
Other liabilities	6,942	—		6,942	7,029	—		7,029

Total liabilities	378,320	7		378,327	366,100	13		366,113
Paid-in capital stock	16,155	—		16,155	16,109	—		16,109
Retained earnings and other equity	24,412	4,025		28,437	23,689	3,714		27,403

Total equity	40,567	4,025		44,592	39,798	3,714		43,512

Total liabilities and equity	$418,887	$4,032		$422,919	$405,898	$3,727		$409,625

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 13: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars
For the six months ended December 31,	2017	2016	Variance
Net income (loss) from Table 1	$228	$(778)	$1,006
Fair value adjustment on loans	286	(985)	1,271
Changes to AOCI:
Currency translation adjustments	350	(249)	599
Others	87	184	(97)

Net Income (loss) on fair value comprehensive basis	$951	$(1,828)	$2,779

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017 21

Management’s Discussion and Analysis	SECTION V: SUMMARY OF FAIR VALUE RESULTS

Table 14: Fair Value Adjustments, net on non-trading portfolios

In millions of U.S. dollars	For the six months ended December 31, 2017
	Unrealized gains (losses) [a]	Realized gains	Fair Value Adjustment from Table 13	Other Adjustments	Total from Table 10
Borrowing portfolio [c]	$19	$1	$—	$8 [b]	$28
Loan portfolio [c]	226	—	286	—	512
EMF [d]	(267)	—	—	—	(267)
Asset-liability management portfolio [d]	(1)	—	—	1	—
Client operations portfolio	(2)	—	—	2	—

Total	$(25)	$1	$286	$11	$273

	For the six months ended December 31, 2016
	Unrealized gains (losses) [a]	Realized gains	Fair Value Adjustment from Table 13	Other Adjustments	Total from Table 10
Borrowing portfolio [c]	$(271)	$2	$—	$(1)[b]	$(270)
Loan portfolio [c]	1,458	—	(985)	—	473
EMF [d]	(1,682)	—	—	—	(1,682)
Asset-liability management portfolio [d]	(2)	—	—	2	—
Client operations portfolio	12	—	—	(12)	—

Total	$(485)	$2	$(985)	$(11)	$(1,479)

a.	Includes amounts reclassified to realized mark-to-market gains (losses).
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, included in AOCI.
c.	Includes related derivatives.
d.	Included in other derivatives on the condensed Balance Sheet.

22 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2017

Management’s Discussion and Analysis	SECTION VI: GOVERNANCE

SECTION VI: Governance

External Auditors

The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. FY18 is the final year of KPMG LLP’s second term as IBRD’s external auditor.

On November 28, 2017, following a mandatory rebidding of the external audit contract, IBRD’s Executive Directors approved the appointment of Deloitte as IBRD’s external auditor for a five-year term commencing FY19.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2017 23

Management’s Discussion and Analysis

Tables, Figures and Boxes

24

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

December 31, 2017

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 25

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	December 31, 2017 (Unaudited)	June 30, 2017 (Unaudited)
Assets
Due from banks—Notes C and K
Unrestricted cash	$813	$613
Restricted cash	82	70

	895	683

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $20 million—December 31, 2017; $20 million—June 30, 2017)—Notes C and K	78,009	72,752
Securities purchased under resale agreements—Note C	218	221
Derivative assets
Investments—Notes C, F and K	46,235	42,630
Loans—Notes D, F and K	4,807	4,603
Client operations—Notes D, F, I and K	21,341	22,842
Borrowings—Notes E, F and K	80,417	78,824
Others—Notes F and K	990	1,213

	153,790	150,112

Loans outstanding—Notes D, I and K
Total loans	247,652	245,043
Less undisbursed balance	63,968	65,588

Loans outstanding	183,684	179,455
Less:
Accumulated provision for loan losses	1,680	1,582
Deferred loan income	450	451

Net loans outstanding	181,554	177,422
Other assets—Notes C, D, E and I	4,421	4,708

Total assets	$418,887	$405,898

26 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

	December 31, 2017 (Unaudited)	June 30, 2017 (Unaudited)
Liabilities
Borrowings—Notes E and K	$214,114	$205,942
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	304	373
Derivative liabilities
Investments—Notes C, F and K	47,171	43,713
Loans—Notes D, F and K	5,836	5,712
Client operations—Notes D, F, I and K	21,379	22,866
Borrowings—Notes E, F and K	82,010	80,026
Others—Notes F and K	868	812

	157,264	153,129

Other liabilities—Notes C, D and I	6,638	6,656

Total liabilities	378,320	366,100

Equity
Capital stock—Note B
Authorized (2,307,600 shares—December 31, 2017, and June 30, 2017)
Subscribed (2,235,773 shares—December 31, 2017, and 2,229,344 shares—June 30, 2017)	269,712	268,937
Less uncalled portion of subscriptions	253,557	252,828

Paid-in capital	16,155	16,109
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(348)	(305)
Receivable amounts to maintain value of currency holdings	(303)	(369)
Deferred amounts to maintain value of currency holdings	40	(20)
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	27,987	27,759
Accumulated other comprehensive loss—Note J	(2,964)	(3,376)

Total equity	40,567	39,798

Total liabilities and equity	$418,887	$405,898

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 27

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2017	2016	2017	2016
Interest revenue
Loans, net—Note D	$804	$622	$1,588	$1,163
Equity management, net	63	102	126	231
Investments—Trading, net	198	126	394	261
Other, net	3	(2)	13	1
Borrowings, net—Note E	(640)	(435)	(1,240)	(784)

Interest revenue, net of borrowing expenses	428	413	881	872

Provision for losses on loans and other exposures—Note D	(71)	(92)	(94)	(118)
Non interest revenue
Revenue from externally funded activities—Note I	206	196	359	335
Commitment charges—Note D	22	17	42	33
Other, net	9	8	17	14

Total	237	221	418	382

Non interest expenses
Administrative—Note I	(419)	(420)	(814)	(809)
Pension—Note H	(65)	(94)	(136)	(200)
Contributions to special programs	1	(3)	(15)	(19)
Other	(5)	(4)	(11)	(10)

Total	(488)	(521)	(976)	(1,038)

Board of Governors-approved and other transfers—Note G	(123)	(497)	(178)	(497)
Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and K	117	71	201	104
Unrealized mark-to-market gains (losses) on non-trading portfolios, net—Notes D, E, F and K	104	426	(24)	(483)

Net income (loss)	$204	$21	$228	$(778)

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

28 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2017	2016	2017	2016
Net income (loss)	$204	$21	$228	$(778)
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	—	2	1
Amortization of unrecognized net actuarial losses	34	87	67	173
Amortization of unrecognized prior service costs	6	6	12	12
Currency translation adjustment	99	(227)	331	(232)

Total other comprehensive income (loss)	140	(134)	412	(46)

Comprehensive income (loss)	$344	$(113)	$640	$(824)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2017	2016
Retained earnings at beginning of the fiscal year	$27,759	$27,996
Net income (loss) for the period	228	(778)

Retained earnings at end of the period	$27,987	$27,218

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 29

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2017	2016
Cash flows from investing activities
Loans
Disbursements	$(8,855)	$(9,709)
Principal repayments	5,195	4,450
Principal prepayments	1,340	—
Loan origination fees received	8	10
Net derivatives-loans	26	12
Other investing activities, net	(94)	(66)

Net cash used in investing activities	(2,380)	(5,303)

Cash flows from financing activities
Medium and long-term borrowings
New issues	20,697	31,070
Retirements	(16,066)	(20,247)
Net short-term borrowings	3,187	498
Net derivatives-borrowings	(526)	782
Capital subscriptions	46	150
Other capital transactions, net	(10)	(9)

Net cash provided by financing activities	7,328	12,244

Cash flows from operating activities
Net income (loss)	228	(778)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Unrealized mark-to-market losses on non-trading portfolios, net	24	483
Depreciation and amortization	392	328
Provision for losses on loans and other exposures	94	118
Changes in:
Investments-Trading, net	(5,591)	(7,282)
Other assets and liabilities	94	(171)

Net cash used in operating activities	(4,759)	(7,302)

Effect of exchange rate changes on unrestricted cash	11	(36)

Net increase in unrestricted cash	200	(397)
Unrestricted cash at beginning of the fiscal year	613	1,222

Unrestricted cash at end of the period	$813	$825

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$1,895	$(1,692)
Investment portfolio	—	(130)
Borrowing portfolio	1,358	(1,425)
Capitalized loan origination fees included in total loans	13	20
Interest paid on borrowing portfolio	1,110	958

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

30 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2017, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2017, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and subsequent amendments in 2015 and 2016. The ASUs provide a common framework for revenue recognition for U.S. GAAP, and supersede most of the existing revenue recognition guidance in U.S. GAAP. The core principle of the guidance is that an entity recognizes revenue when it transfers control of promised goods and services to customers in an amount that reflects consideration to which the entity expects to be entitled. The ASUs also require additional quantitative and qualitative disclosures to enable financial statement users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. For IBRD, the ASUs will be effective from the quarter ending September 30, 2018.

IBRD has evaluated the revenue streams in scope, which largely relate to the provision of technical assistance, knowledge, asset management, and trustee services to clients and donors. IRBD anticipates that the revenue recognition approaches for the majority of the revenue streams in scope will remain unchanged and continues to evaluate the impact of the ASU on its financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU makes targeted amendments to existing guidance on recognition and measurement of financial instruments that primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The new guidance requires that changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk are reported in Other Comprehensive Income (OCI). For IBRD, the ASU will be effective from the quarter ending September 30, 2018 with early adoption permitted for certain provisions. The impact of this ASU on IBRD’s financial statements and disclosures will be related to the measurement of instrument-specific credit risk for its financial liabilities measured under the fair value option. IBRD has identified various options for implementing the requirements of this ASU and is currently evaluating them.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 31

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires that a lessee recognizes on the balance sheet the assets and liabilities that arise from all leases with a lease term of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows by the lessee will primarily depend on the classification of the lease as finance or operating. The accounting applied by a lessor remains largely unchanged from the current guidance, with some targeted improvements. For IBRD, the ASU will be effective from the quarter ending September 30, 2019, with early adoption permitted. IBRD has identified the inventory of leases within the scope of this standard, and continues to evaluate the impact of the ASU on its financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU introduces a new model for the accounting of credit losses of loans and other financial assets measured at amortized cost. Current U.S. GAAP requires an “incurred loss” methodology for recognizing credit losses. The new model, referred to as the current expected credit losses (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASU requires enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses. For IBRD, the ASU will be effective beginning from the quarter ending September 30, 2020, with early adoption permitted. IBRD is currently evaluating the impact of this standard on its provision for credit losses.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain

Cash Receipts and Cash Payments. The ASU provides classification guidance on eight specific cash flow classification issues for which current U.S. GAAP does not provide guidance. For IBRD, the ASU will be effective from the quarter ending September 30, 2018, with early adoption permitted. IBRD has evaluated the ASU and its impact will be limited to the reclassification of certain items on the statement of cash flows, with no net impact on the financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230):Restricted Cash. The

ASU requires that the amounts of restricted cash and cash equivalents are included in the total of cash and cash equivalents at the beginning and end of the period in the statement of cash flows. For IBRD, the ASU will be effective from the quarter ending September 30, 2018,with early adoption permitted. IBRD has evaluated the ASU and determined that there will be no material impact on its financial statements.

In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715), Improving the

Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The ASU requires that an employer reports the service cost component of net benefit cost in the same line item as other compensation costs. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and are not eligible for capitalization. For IBRD, this ASU will be effective from the quarter ending September 30, 2018, with earlier application permitted. Implementation will result in a modification in the presentation of IBRD’s statement of income, with no impact on net income, as well as additional note disclosures.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the six months ended December 31, 2017 and the fiscal year ended June 30, 2017:

	Authorized shares	Subscribed shares
As of June 30, 2016	2,307,600	2,182,854
General and Selective Capital Increase (GCI/SCI)	—	46,490

As of June 30, 2017	2,307,600	2,229,344
GCI	—	6,429

As of December 31, 2017	2,307,600	2,235,773

32 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital during the six months ended December 31, 2017 and the fiscal year ended June 30, 2017:

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2016	$263,329	$(247,524)	$15,805
GCI/SCI	5,608	(5,304)	304

As of June 30, 2017	268,937	(252,828)	16,109
GCI	775	(729)	46

As of December 31, 2017	$269,712	$(253,557)	$16,155

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

NOTE C—INVESTMENTS

As of December 31, 2017, IBRD’s investments include the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), and the Post Retirement Contribution Reserve Fund (PCRF), which is used to stabilize IBRD’s contributions to the pension plan.

The composition of IBRD’s net investment portfolio as of December 31, 2017 and June 30, 2017 was as follows:

In millions of U.S. dollars
	December 31, 2017	June 30, 2017
Net investment portfolio
Liquid asset portfolio	$75,777	$70,061
PCRF holdings	235	201
AMC holdings	216	232
PEBP holdings	1,332	1,173

Total	$77,560	$71,667

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value which, approximates fair value. As of December 31, 2017, Investments mainly comprise government and agency obligations, and time deposits (52% and 42%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of December 31, 2017, Japanese Government Instruments represented the largest holding of a single counterparty, and amounted to 20% of the Investments–Trading. Over 99% of IBRD’s investments were rated A and above, as of December 31, 2017.

A summary of IBRD’s Investments-Trading at December 31, 2017 and June 30, 2017, is as follows:

In millions of U.S. dollars
	December 31, 2017	June 30, 2017
Equity securities [a]	$724	$662
Government and agency obligations	40,532	38,820
Time deposits	32,529	28,639
Asset-backed securities (ABS)	3,941	4,398
Alternative investments [b]	283	233

Total	$78,009	$72,752

a.	Includes $268 million of investments in comingled funds at net asset value per share (NAV), related to PEBP holdings ($235 million—June 30, 2017).
b.	Includes investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at NAV.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 33

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of December 31, 2017 and June 30, 2017:

In millions of U.S. dollars
	December 31, 2017	June 30, 2017
Investments - Trading	$78,009	$72,752
Securities purchased under resale agreements	218	221
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(304)	(373)
Derivative assets
Currency forward contracts	23,149	18,555
Currency swaps	23,023	24,004
Interest rate swaps	63	69
Swaptions, exchange traded options and futures contracts	*	2
Other [a]	—	—

Total	46,235	42,630

Derivative liabilities
Currency forward contracts	(23,275)	(18,835)
Currency swaps	(23,818)	(24,791)
Interest rate swaps	(75)	(84)
Swaptions, exchange traded options and futures contracts	(3)	(3)
Other [a]	—	(* )

Total	(47,171)	(43,713)

Cash held in investment portfolio [b]	690	366
Receivable from investment securities traded	35	45
Payable for investment securities purchased [c]	(152)	(261)

Net investment portfolio	$77,560	$71,667

a.	These relate to To-Be-Announced (TBA securities).
b.	These amounts are included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
c.	This amount includes $68 million of liabilities related to PCRF payable to IFC which is included in Other liabilities on the Condensed Balance Sheet ($56 million—June 30, 2017).
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of December 31, 2017, there were $38 million of short sales included in Other liabilities on the Condensed Balance Sheet ($38 million—June 30, 2017).

34 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and June 30, 2017. Note that the fair value of Alternative investments and certain equities is calculated using NAV. As a result, these amounts are included in the respective asset class totals and not in the fair value hierarchy, in accordance with the permitted practical expedient under U.S. GAAP.

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$456	$—	$—	$724	[a]
Government and agency obligations	21,793	18,739	—	40,532
Time deposits	3,109	29,420	—	32,529
ABS	—	3,941	—	3,941
Alternative investments [b]	—	—	—	283

Total Investments – Trading	$25,358	$52,100	$—	$78,009

Securities purchased under resale agreements	37	181	—	218
Derivative assets-Investments
Currency forward contracts	—	23,149	—	23,149
Currency swaps	—	23,023	—	23,023
Interest rate swaps	—	63	—	63
Swaptions, exchange traded options and futures contracts	*	*	—	*
Other [c]	—	—	—	—

Total Derivative assets-Investments	*	46,235	—	46,235

Total	$25,395	$98,516	$—	$124,462

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$21	$—	$21
Derivative liabilities-Investments
Currency forward contracts	—	23,275	—	23,275
Currency swaps	—	23,818	—	23,818
Interest rate swaps	—	75	—	75
Swaptions, exchange traded options and futures contracts	3	*	—	3
Other [c]	—	—	—	—

Total Derivative liabilities-Investments	3	47,168	—	47,171

Payable for investments securities purchased [e]	38	—	—	38

Total	$41	$47,189	$—	$47,230

a.	Includes $268 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $283 million relating to payable for cash collateral received.
e.	These relate to short sales of investments securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 35

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$427	$—	$—	$662	[a]
Government and agency obligations	24,236	14,584	—	38,820
Time deposits	2,290	26,349	—	28,639
ABS	—	4,398	—	4,398
Alternative investments [b]	—	—	—	233

Total Investments – Trading	$26,953	$45,331	$—	$72,752

Securities purchased under resale agreements	21	200	—	221
Derivative assets-Investments
Currency forward contracts	—	18,555	—	18,555
Currency swaps	—	24,004	—	24,004
Interest rate swaps	—	69	—	69
Swaptions, exchange traded options and futures contracts	*	2	—	2
Other [c]	—	—	—	—

Total Derivative assets-Investments	*	42,630	—	42,630

Total	$26,974	$88,161	$—	$115,603

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$21	$—	$21
Derivative liabilities-Investments
Currency forward contracts	—	18,835	—	18,835
Currency swaps	—	24,791	—	24,791
Interest rate swaps	—	84	—	84
Swaptions, exchange traded options and futures contracts	1	2	—	3
Other [c]	—	*	—	*

Total Derivative liabilities-Investments	1	43,712	—	43,713

Payable for investments securities purchased [e]	38	—	—	38

Total	$39	$43,733	$—	$43,772

a.	Includes $235 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $352 million relating to payable for cash collateral received.
e.	These relate to short sales of investments securities.
*	Indicates amount less than $0.5 million.

During the six months ended December 31, 2017, and for the fiscal year ended June 30, 2017 there were no transfers between Level 1 and Level 2, within the fair value hierarchy.

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities, ABS and TBAs.

36 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short term nature and reported at face value, which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements, which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may, therefore, change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of December 31, 2017 and June 30, 2017.

In millions of U.S. dollars
	December 31, 2017	June 30, 2017
Collateral received
Cash	$283	$352
Securities	1,240	1,456

Total collateral received	$1,523	$1,808

Collateral permitted to be repledged	$1,523	$1,808
Amount of collateral repledged	—	—

As of December 31, 2017, IBRD had received total cash collateral of $283 million ($352 million—June 30, 2017), of which $90 million was invested in highly liquid instruments ($124 million—June 30, 2017).

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of December 31, 2017 and June 30, 2017, there were no amounts which could potentially be offset as a result of legally enforceable master netting arrangements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 37

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	December 31, 2017	June 30, 2017	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements	$20	$20	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$21	$21	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received on the Condensed Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

At December 31, 2017 and June 30, 2017 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date.

The following tables present the disaggregation of the gross obligation by class of collateral pledged and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings as of December 31, 2017 and June 30, 2017:

In millions of U.S. dollars
	December 31, 2017
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$12	$—	$12
Equity securities	9	—	9

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$21	$—	$21

In millions of U.S. dollars
	June 30, 2017
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$14	$—	$14
Equity securities	7	—	7

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$21	$—	$21

38 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of December 31, 2017 and June 30, 2017, there were no securities purchased under resale agreements which had not settled at that date. For resale agreements, IBRD received securities with a fair value of $223 million ($220 million—June 30, 2017). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2017).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees. As of December 31, 2017, all IBRD’s loans were reported at amortized cost.

IBRD uses derivatives to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

Of the total loans outstanding as of December 31, 2017, 78% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

As of December 31, 2017, only 0.2% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium risk and high risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 39

The following tables provide an aging analysis of the loans outstanding as of December 31, 2017 and June 30, 2017:

In millions of U.S. dollars
	December 31, 2017
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$23,870	$23,870
Medium	—	—	—	—	—	—	75,077	75,077
High	—	—	—	—	—	—	84,302	84,302

Loans in accrual status	—	—	—	—	—	—	183,249	183,249
Loans in nonaccrual status	—	—	—	—	435	435	—	435

Total	$—	$—	$—	$—	$435	$435	$183,249	$183,684

In millions of U.S. dollars
	June 30, 2017
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$22,266	$22,266
Medium	—	—	—	—	—	—	76,008	76,008
High	*	—	—	—	—	*	80,746	80,746

Loans in accrual status	*	—	—	—	—	*	179,020	179,020
Loans in nonaccrual status	—	—	—	—	435	435	—	435

Total	$ *	$—	$—	$—	$435	$435	$179,020	$179,455

*	Indicates amount less than $0.5 million.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

40 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

Changes to the Accumulated provision for losses on loans and other exposures for the six months ended December 31, 2017, and for the fiscal year ended June 30, 2017 are summarized below:

In millions of U.S. dollars
	December 31, 2017			June 30, 2017
	Loans	Other [a]	Total	Loans	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,582	$89	$1,671	$1,571	$79	$1,650
Provision - charge	82	12	94	2	9	11
Translation adjustment	16	—	16	9	1	10

Accumulated provision, end of the period/fiscal year	$1,680	$101	$1,781	$1,582	$89	$1,671

Composed of accumulated provision for losses on:
Loans in accrual status	$1,463			$1,365
Loans in nonaccrual status	217			217

Total	$1,680			$1,582

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$183,249			$179,020
Loans at amortized cost in nonaccrual status	435			435

Total	$183,684			$179,455

a.	Provision does not include recoverable asset received under the Exposure Exchange Agreements (EEA) for guarantee received (for more details see Guarantees section).

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative Assets – Client Operations	Unrealized mark-to-market gains (losses) on non-trading portfolios, net

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 41

Overdue Amounts

At December 31, 2017, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of December 31, 2017 and June 30, 2017, and for the three and six months ended December 31, 2017 and December 31, 2016:

In millions of U.S. dollars
	December 31, 2017	June 30, 2017
Recorded investment in nonaccrual loans [a]	$435	$435
Accumulated provision for loan losses on nonaccrual loans	217	217
Average recorded investment in nonaccrual loans for the period/fiscal year	435	440
Overdue amounts of nonaccrual loans:	937	919

Principal	435	435
Interest and charges	502	484

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2017	2016	2017	2016
Interest revenue not recognized as a result of loans being in nonaccrual status	$9	$9	$18	$18

During the six months ended December 31, 2017 and December 31, 2016, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the six months ended December 31, 2017, no interest income was recognized on loans in nonaccrual status ($2 million—six months ended December 31, 2016).

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at December 31, 2017:

In millions of U.S. dollars
Borrower	Principal Outstanding	Principal, Interest and Charges Overdue	Nonaccrual Since
Zimbabwe	$435	$937	October 2000

Guarantees

Guarantees of $6,208 million were outstanding as of December 31, 2017 ($5,687 million—June 30, 2017). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2037.

As of December 31, 2017, liabilities related to IBRD’s obligations under guarantees of $464 million ($402 million—June 30, 2017), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $93 million ($80 million—June 30, 2017).

During the six months ended December 31, 2017 and December 31, 2016, no guarantees provided by IBRD were called.

IBRD executed several Exposure Exchange Agreements with the Multilateral Investment Guarantee Agency (MIGA) for $120 million, the African Development Bank for $1,588 million and the Inter-American Development Bank for $2,021 million. While these agreements are not legally considered guarantees, they meet the accounting criteria for financial guarantees and are, therefore, recognized as financial guarantees in IBRD’s financial statements.

42 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

Information on the location and amounts associated with the EEAs included in the Condensed Balance Sheet and Condensed Statement of Income as of and for the six months ended December 31, 2017, is presented in the following table:

In millions of U.S. dollars
	December 31, 2017			June 30, 2017
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset		Location on Condensed Balance Sheet
Guarantee provided [a,c]	$3,677	$(261)	$(40)	$3,682	$(271)		$(40)	Other liabilities
Guarantee received [b]	(3,678)	261	42	(3,683)	271		40	Other assets

	$(1)	$—	$2	$(1)	$—	$	*

a.	For the six months ended December 31, 2017, Provisions for losses on loans and other exposures on the Condensed Statement of Income includes less than $1 million of provisions relating to Guarantee provided (Nil —six months ended December 31,2016).
b.	For the six months ended December 31, 2017, Other, net on the Condensed Statement of Income includes $2 million of Recoverable asset relating to Guarantee received ($1 million—six months ended December 31, 2016).
c.	Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $6,208 million, obligations under guarantees of $464 million and accumulated provision for guarantee losses of $93 million, respectively ($5,687 million, $402 million and $80 million, respectively—June 30, 2017).
*	Indicates amount less than $0.5 million.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the three and six months ended December 31, 2017 and December 31, 2016, resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2017	2016	2017	2016
Interest waivers	$14	$17	$29	$35
Commitment charge waivers	*	*	*	*
Front-end fee waivers	2	3	5	6

Total	$16	$20	$34	$41

*	Indicates amount less than $0.5 million.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the six months ended December 31, 2017, one country contributed in excess of 10 percent of total loan revenue; this amounted to $212 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 43

Information about IBRD’s loans outstanding and associated loan revenue by geographic region, as of and for the six months ended December 31, 2017 and December 31, 2016, is presented in the following table:

In millions of U.S. dollars
	December 31, 2017		December 31, 2016
Region	Loans Outstanding	Loan Revenue [b]	Loans Outstanding	Loan Revenue [b]
Africa	$4,801	$127	$3,842	$107
East Asia and Pacific	38,583	445	36,255	345
Europe and Central Asia	47,397	307	42,931	248
Latin America and the Caribbean	56,627	748	57,252	636
Middle East and North Africa	21,923	200	18,511	124
South Asia	14,353	148	14,252	107
Other [a]	—	*	200	1

Total	$183,684	$1,975	$173,243	$1,568

a.	Amounts relating to loans to IFC.
b.	Does not include interest expenses, net of $345 million from loan related derivatives ($372 million—December 31, 2016).
Includes commitment charges of $42 million ($33 million—December 31, 2016).
*	Indicates amount less than $0.5 million.

Fair Value Disclosures

During the fiscal year ended June 30, 2017, one loan was carried at fair value and classified as Level 3. This loan was repaid in the fourth quarter of the fiscal year ended June 30, 2017. This loan had an embedded derivative and its fair value was estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which was used as a key input to determining the fair value of this loan was not observable. An increase (decrease) in the yield would have resulted in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the three and six months ended December 31, 2017 and December 31, 2016:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2017	2016	2017	2016
Beginning of the period/fiscal year	$—	$134	$—	$123
Total realized/unrealized gains (losses) in:
Net income	—	1	—	3
Other comprehensive income (loss)	—	(3)	—	6

End of the period	$—	$132	$—	$132

Information on unrealized mark-to-market gains or losses, relating to IBRD’s Level 3 loan, for the three and six months ended December 31, 2017 and December 31, 2016 as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended December 31,			Six Months Ended December 31,
Unrealized Gains (Losses)	2017	2016		2017	2016
Statement of Income line
Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$—	$	*	$—	$	*

*	Indicates amount less than $0.5 million.

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their carrying values as of December 31, 2017 and June 30, 2017:

In millions of U.S. dollars
	December 31, 2017		June 30, 2017
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$181,554	$185,586	$177,422	$181,149

44 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

Valuation Methods and Assumptions

All IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of December 31, 2017 and June 30, 2017, all loans were carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. IBRD’s loans, including the ones reported at fair value on a recurring basis, are classified as Level 3, within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of December 31, 2017, 99% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio after derivatives at December 31, 2017 and

June 30, 2017:

In millions of U.S. dollars
	December 31, 2017	June 30, 2017
Borrowings [a]	$214,114	$205,942
Currency swaps, net	1,742	1,915
Interest rate swaps, net	(149)	(713)

	$215,707	$207,144

a.	Includes $238 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($671 million—June 30, 2017).

Interest expenses, net for Borrowings on the Condensed Statement of Income of $1,240 million ($784 million—six months ended December 31, 2016) includes $974 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($1,201 million—six months ended December 31, 2016).

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of December 31, 2017 and June 30, 2017 is as follows:

In millions of U.S. dollars
	December 31, 2017	June 30, 2017
Level 1	$—	$—
Level 2	211,099	203,664
Level 3	3,015	2,278

	$214,114	$205,942

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 45

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and six months ended December 31, 2017 and December 31, 2016:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2017	2016	2017	2016
Beginning of the period/fiscal year	$2,872	$2,499	$2,278	$2,791
Total realized/unrealized mark-to-market losses (gains) in:
Net income	48	(40)	(48)	24
Other comprehensive income	(4)	(125)	(16)	(109)
Issuances	151	19	643	83
Settlements	(52)	(30)	(164)	(51)
Transfers into (out of), net	*	(233)	322	(648)

End of the period	$3,015	$2,090	$3,015	$2,090

*	Indicates amount less than $0.5 million

Information on the unrealized mark-to-market gains or losses included in the condensed Statement of Income for the three and six months ended December 31, 2017 and December 31, 2016, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended		Six Months Ended
	December 31,		December 31,
Unrealized Gains (Losses)	2017	2016	2017	2016
Condensed Statement of Income location Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$(15)	$48	$118	$20

The following table provides information on the unrealized mark-to-market gains or losses included in the condensed Statement of Income for the three and six months ended December 31, 2017 and December 31, 2016, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended		Six Months Ended
	December 31,		December 31,
Unrealized Gains (Losses)	2017	2016	2017	2016
Condensed Statement of Income location Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$834	$4,544	$1,067	$4,983

During the six months ended December 31, 2017, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the debt issued and outstanding as of December 31, 2017, were unrealized mark-to-market losses of $212 million. Conversely, during the three months ended December 31, 2017, IBRD’s credit spreads widened, resulting in estimated unrealized mark-to-market gains of $18 million.

During the six months ended December 31, 2016, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the debt issued and outstanding as of December 31, 2016, were unrealized mark-to-market losses of $383 million. Conversely, during the three months ended December 31, 2016, IBRD’s credit spreads widened, resulting in estimated unrealized mark-to-market gains of $55 million. These amounts were determined using observable changes in IBRD’s credit spreads.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

46 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

Correlation is a statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the six months ended December 31, 2017, and for the fiscal year ended June 30, 2017, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at December 31, 2017	Fair Value at June 30, 2017	Valuation Technique	Unobservable input	Range (average), December 31, 2017	Range (average), June 30, 2017
Borrowings	$3,015	$2,278	Discounted Cash Flow	Correlations	-47% to 64% (6%)	-43% to 77% (10%)
				Interest rate volatilities	16% to 36% (27%)	15% to 36% (29%)

The table below provides the details of all gross inter-level transfers for the three and six months ended December 31, 2017 and December 31, 2016. Transfers between Level 3 and Level 2 are due to changes in price transparency.

In millions of U.S. dollars
	Three Months Ended December 31, 2017					Six Months Ended December 31, 2017
	Level 2			Level 3		Level 2	Level 3
Borrowings
Transfer into (out of)		$3			$(3)	$3	$(3)
Transfer (out of) into		(3)			3	(325)	325

	$	(*	)	$	*	$(322)	$322

*	Indicates amount less than $0.5 million.

In millions of U.S. dollars
	Three Months Ended December 31, 2016		Six Months Ended December 31, 2016
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$233	$(233)	$648	$(648)
Transfer (out of) into	—	—	—	—

	$233	$(233)	$648	$(648)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
December 31, 2017	$214,114	$220,776	$(6,662)
June 30, 2017	$205,942	$211,364	$(5,422)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 47

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method, which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted marked prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

48 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of December 31, 2017 and June 30, 2017:

In millions of U.S. dollars
	Balance Sheet Location
	Derivative Assets			Derivative Liabilities
	December 31, 2017		June 30, 2017	December 31, 2017	June 30, 2017
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts – Investment-Trading	$	*	$2	$3	$3
Interest rate swaps		4,861	5,216	6,119	5,846
Currency swaps [a]		148,929	144,894	151,142	147,280
Other [b]		—	—	—	*

Total Derivatives		$153,790	$150,112	$157,264	$153,129

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 49

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
Type of contract	December 31, 2017	June 30, 2017
Investments - Trading
Interest rate swaps
Notional principal	$4,373	$7,395
Credit exposure	63	69
Currency swaps (including currency forward contracts)
Credit exposure	178	203
Swaptions, exchange traded options and futures contracts [a]
Notional long position	1,269	2,728
Notional short position	98	5,276
Credit exposure	*	2
Other derivatives [b]
Notional long position	—	28
Notional short position	—	—
Credit exposure	—	—
Loans
Interest rate swaps
Notional principal	25,094	24,865
Credit exposure	111	95
Currency swaps
Credit exposure	615	687
Client operations
Interest rate swaps
Notional principal	19,437	20,053
Credit exposure	1,009	1,155
Currency swaps
Credit exposure	1,161	1,186
Borrowings
Interest rate swaps
Notional principal	247,227	240,336
Credit exposure	3,004	3,207
Currency swaps
Credit exposure	5,153	5,199
Other derivatives
Interest rate swaps
Notional principal	156,746	153,870
Credit exposure	674	690
Currency swaps
Credit exposure	—	9

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on December 31, 2017 is $6,479 million ($6,083 million—June 30, 2017). IBRD has not posted any collateral with these counterparties due to its triple A credit rating.

50 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on December 31, 2017, the amount of collateral that would need to be posted would be $2,994 million ($2,463 million—June 30, 2017). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $6,479 million ($6,083 million—June 30, 2017). In contrast, IBRD received collateral totaling $1,523 million as of December 31, 2017 ($1,808 million—June 30, 2017), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives during the three and six months ended December 31, 2017, and December 31, 2016, and their location on the Condensed Statement of Income:

In millions of U.S. dollars
	Condensed Income Statement Line	Unrealized mark-to-market (losses) gains
		Three Months Ended December 31,		Six Months Ended December 31,
		2017	2016	2017	2016
Derivatives not designated as hedging instruments, and not held in a trading portfolio [a]
Interest rate swaps	Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$(610)	$(3,371)	$(820)	$(4,630)
Currency swaps (including currency forward contracts and structured swaps)		(120)	(747)	(271)	(836)

Total		$(730)	$(4,118)	$(1,091)	$(5,466)

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net investment–trading portfolio and their location on the Condensed Statement of Income during the three and six months ended December 31, 2017 and December 31, 2016:

In millions of U.S. dollars
Condensed Statement of Income Location	Unrealized mark-to-market gains (losses) [a]
	Three Months Ended December 31,		Six Months Ended December 31,
	2017	2016	2017	2016
Type of instrument
Fixed income (including associated derivatives)	$99	$68	$171	$86
Equity	18	3	30	18

Total	$117	$71	$201	$104

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 51

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet as of December 31, 2017 and June 30, 2017. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars
	December 31, 2017
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$20,560	$(15,699)	$4,861	$34,367	$(28,248)	$6,119
Currency swaps [a]	148,929	—	148,929	151,142	—	151,142
Other [b]	*	—	*	3	—	3

Total	$169,489	$(15,699)	$153,790	$185,512	$(28,248)	$157,264

Amounts subject to legally enforceable master netting agreements [c]			(150,706)			(150,706)

Net derivative positions at counterparty level before collateral			3,084			6,558

Less:
Cash collateral received [d]			238
Securities collateral received [d]			1,078

Net derivative exposure after collateral			$1,768

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars
	June 30, 2017
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$21,061	$(15,845)	$5,216	$29,511	$(23,665)	$5,846
Currency swaps [a]	144,894	—	144,894	147,280	—	147,280
Other [b]	2	—	2	5	(2)	3

Total	$165,957	$(15,845)	$150,112	$176,796	$(23,667)	$153,129

Amounts subject to legally enforceable master netting agreements [c]			(146,946)			(146,946)

Net derivative positions at counterparty level before collateral			3,166			6,183

Less:
Cash collateral received [d]			304
Securities collateral received [d]			1,015

Net derivative exposure after collateral			$1,847

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

52 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and June 30, 2017 is as follows:

In millions of U.S. dollars	Fair Value Measurements on a Recurring Basis December 31, 2017
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$23,149	$—	$23,149
Currency swaps		—	23,023	—	23,023
Interest rate swaps		—	63	—	63
Swaptions, exchange traded options and futures contracts		*	*	—	*
Other [a]		—	—	—	—

		*	46,235	—	46,235

Loans
Currency swaps		—	4,492	204	4,696
Interest rate swaps		—	111	—	111

		—	4,603	204	4,807

Client operations
Currency swaps		—	20,332	—	20,332
Interest rate swaps		—	1,009	—	1,009

		—	21,341	—	21,341

Borrowings
Currency swaps		—	76,004	1,409	77,413
Interest rate swaps		—	2,936	68	3,004

		—	78,940	1,477	80,417

Others
Currency swaps		—	316	—	316
Interest rate swaps		—	674	—	674

		—	990	—	990

Total derivative assets	$	*	$152,109	$1,681	$153,790

Derivative Liabilities:
Investments
Currency forward contracts		$—	$23,275	$—	$23,275
Currency swaps		—	23,818	—	23,818
Interest rate swaps		—	75	—	75
Swaptions, exchange traded options and futures contracts		3	*	—	3
Other [a]		—	—	—	—

		3	47,168	—	47,171

Loans
Currency swaps		—	4,002	212	4,214
Interest rate swaps		—	1,622	—	1,622

		—	5,624	212	5,836

Client operations
Currency swaps		—	20,327	—	20,327
Interest rate swaps		—	1,015	37	1,052

		—	21,342	37	21,379

Borrowings
Currency swaps		—	77,761	1,394	79,155
Interest rate swaps		—	2,718	137	2,855

		—	80,479	1,531	82,010

Others
Currency swaps		—	353	—	353
Interest rate swaps		—	515	—	515

		—	868	—	868

Total derivative liabilities		$3	$155,481	$1,780	$157,264

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 53

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis June 30, 2017
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$18,555	$—	$18,555
Currency swaps		—	24,004	—	24,004
Interest rate swaps		—	69	—	69
Swaptions, exchange traded options and futures contracts		*	2	—	2
Other [a]		—	—	—	—

		*	42,630	—	42,630

Loans
Currency swaps		—	4,272	236	4,508
Interest rate swaps		—	95	—	95

		—	4,367	236	4,603

Client operations
Currency swaps		—	21,687	—	21,687
Interest rate swaps		—	1,155	—	1,155

		—	22,842	—	22,842

Borrowings
Currency swaps		—	74,387	1,230	75,617
Interest rate swaps		—	3,169	38	3,207

		—	77,556	1,268	78,824

Others
Currency swaps		—	523	—	523
Interest rate swaps		—	690	—	690

		—	1,213	—	1,213

Total derivative assets	$	*	$148,608	$1,504	$150,112

Derivative Liabilities:
Investments
Currency forward contracts		$—	$18,835	$—	$18,835
Currency swaps		—	24,791	—	24,791
Interest rate swaps		—	84	—	84
Swaptions, exchange traded options and futures contracts		1	2	—	3
Other [a]		—	*	—	*

		1	43,712	—	43,713

Loans
Currency swaps		—	3,657	238	3,895
Interest rate swaps		—	1,817	—	1,817

		—	5,474	238	5,712

Client operations
Currency swaps		—	21,679	—	21,679
Interest rate swaps		—	1,161	26	1,187

		—	22,840	26	22,866

Borrowings
Currency swaps		—	76,337	1,195	77,532
Interest rate swaps		—	2,374	120	2,494

		—	78,711	1,315	80,026

Others
Currency swaps		—	548	—	548
Interest rate swaps		—	264	—	264

		—	812	—	812

Total derivative liabilities		$1	$151,549	$1,579	$153,129

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

54 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivative assets (liabilities), net during the three and six months ended December 31, 2017 and December 31, 2016:

In millions of U.S. dollars
	Three Months Ended December 31, 2017			Six Months Ended December 31, 2017
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$23	$(310)	$(287)	$33	$(108)	$(75)
Total realized/unrealized mark-to-market (losses) gains in:
Net income	(3)	30	27	(17)	(88)	(105)
Other comprehensive income	(4)	*	(4)	(1)	1	*
Issuances	(10)	(* )	(10)	(11)	(73)	(84)
Settlements	5	174	179	7	163	170
Transfers, net	(4)	—	(4)	(4)	(1)	(5)

End of the period	$7	$(106)	$(99)	$7	$(106)	$(99)

In millions of U.S. dollars
	Three Months Ended December 31, 2016			Six Months Ended December 31, 2016
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$148	$(107)	$41	$165	$(97)	$68
Total realized/unrealized mark-to-market (losses) in:
Net income	(10)	(41)	(51)	(17)	(13)	(30)
Other comprehensive income	(117)	(1)	(118)	(113)	(1)	(114)
Issuances	1	—	1	1	—	1
Settlements	—	2	2	(5)	1	(4)
Transfers, net	(37)	(17)	(54)	(46)	(54)	(100)

End of the period	$(15)	$(164)	$(179)	$(15)	$(164)	$(179)

Unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three and six months ended December 31, 2017 and December 31, 2016, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized mark-to-market (Losses) Gains	2017	2016	2017	2016
Condensed Statement of Income Line Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$17	$(48)	$(116)	$(46)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 55

The following table provides details of all inter-level transfers during the three and six months ended December 31, 2017 and December 31, 2016:

In millions of U.S. dollars
	Three Months Ended December 31, 2017		Six Months Ended December 31, 2017
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$35	$(35)	$35	$(35)
Transfer (out of) into	(4)	4	(5)	5

	31	(31)	30	(30)

Derivative liabilities, net
Transfer (into) out of	$(31)	$31	$(31)	$31
Transfer out of (into)	4	(4)	6	(6)

	(27)	27	(25)	25

Transfers, net	$4	$(4)	$5	$(5)

In millions of U.S. dollars
	Three Months Ended December 31, 2016		Six Months Ended December 31, 2016
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$201	$(201)	$285	$(285)
Transfer (out of) into	—	—	—	—

	201	(201)	285	(285)

Derivative liabilities, net
Transfer (into) out of	$(147)	$147	$(185)	$185
Transfer out of (into)	—	—	—	—

	(147)	147	(185)	185

Transfers, net	$54	$(54)	$100	$(100)

Transfers from Level 3 to Level 2 are due to increase in price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at December 31, 2017	Fair Value at June 30, 2017	Valuation Technique	Unobservable input	Range (average), December 31, 2017	Range (average), June 30, 2017
Currency swaps, Interest rate swaps	($99)	($75)	Discounted Cash Flow	Correlations	-47% to 64% (6%)	-43% to 77% (10%)
				Interest rate volatilities	16% to 36% (27%)	15% to 36% (29%)

56 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, swaptions, exchange traded options and futures contracts currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 3, 2017, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2017, an increase in the General Reserve by $672 million and a decrease in the Pension Reserve by $128 million.

On September 8, 2017, IBRD’s Board of Governors approved a transfer of $55 million from Surplus to the Trust Fund for Gaza and West Bank. The transfer was made on October 9, 2017.

On October 13, 2017, IBRD’s Board of Governors approved a transfer to the International Development Association (IDA) of $123 million out of the net income earned in the fiscal year ended June 30, 2017. The transfer to IDA was made on October 24, 2017.

Retained earnings comprised the following components at December 31, 2017 and June 30, 2017:

In millions of U.S. dollars
	December 31, 2017	June 30, 2017
Special reserve	$293	$293
General reserve	27,693	27,021
Pension reserve	810	938
Surplus	216	271
Cumulative fair value adjustments [a]	(1,467)	(1,048)
Unallocated net income	405	260
Restricted retained earnings	37	24

Total	$27,987	$27,759

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing methodology. The net periodic pension cost for the SRP, RSBP and PEBP is included in Pension expenses, in the Condensed Statement of Income.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 57

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and six months ended December 31, 2017 and December 31, 2016.

In millions of U.S. dollars
	Three Months Ended December 31, 2017				Six Months Ended December 31, 2017
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit Cost
Service cost	$114	$31	$19	$164	$228	$62	$39	$329
Interest cost	163	28	15	206	325	56	30	411
Expected return on plan assets	(226)	(35)	—	(261)	(451)	(71)	—	(522)
Amortization of unrecognized prior service costs [a]	1	5	—	6	2	9	1	12
Amortization of unrecognized net actuarial losses [a]	19	—	15	34	38	—	29	67

Net periodic pension cost [b]	$71	$29	$49	$149	$142	$56	$99	$297

of which:
IBRD’s share [b]	$31	$13	$21	$65	$65	$26	$45	$136
IDA’s share	$40	$16	$28	$84	$77	$30	$54	$161

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.

In millions of U.S. dollars
	Three Months Ended December 31, 2016				Six Months Ended December 31, 2016
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit Cost
Service cost	$118	$32	$19	$169	$236	$65	$37	$338
Interest cost	151	27	13	191	302	54	26	382
Expected return on plan assets	(215)	(33)	—	(248)	(429)	(66)	—	(495)
Amortization of unrecognized prior service costs [a]	1	5	—	6	2	9	1	12
Amortization of unrecognized net actuarial losses [a]	66	6	15	87	131	12	30	173

Net periodic pension cost [b]	$121	$37	$47	$205	$242	$74	$94	$410

of which:
IBRD’s share [b]	$55	$17	$22	$94	$118	$36	$46	$200
IDA’s share	$66	$20	$25	$111	$124	$38	$48	$210

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained earnings, Allocations and Transfers).

58 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

At December 31, 2017 and June 30, 2017, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	December 31, 2017				June 30, 2017
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Loans	$—	$—	$—	$—	$—	$196	$—	$196
Administrative Services	336	27	7	370	368	53	12	433
Derivative Transactions [a]
Receivable	5,914	—	—	5,914	6,559	—	—	6,559
Payable	(6,077)	—	—	(6,077)	(6,717)	—	—	(6,717)
Pension and Other Postretirement Benefits	(703)	(313)	(12)	(1,028)	(695)	(289)	(11)	(995)
Investments	—	(68)	—	(68)	—	(56)	—	(56)

	$(530)	$(354)	$(5)	$(889)	$(485)	$(96)	$1	$(580)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other liabilities on the Condensed Balance Sheet.

Loans and other exposures

On July 5, 2012, the Executive Directors approved for IBRD to lend up to $197 million to IFC. This loan was repaid in August 2017.

In addition, IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of December 31, 2017 there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities were limited, in return for exposure in countries where they had excess lending capacity. Under the agreement, IBRD and MIGA each had exchanged $120 million of notional exposure as follows: MIGA assumed IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of December 31, 2017, assets related to IBRD’s right to be indemnified under this agreement amounted to $2 million ($2 million—June 30, 2017), while liabilities related to IBRD’s obligation under this agreement amounted to $2 million ($2 million—June 30, 2017). These include an accumulated provision for guarantee losses of $1 million ($1 million—June 30, 2017).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing methodology, and amounts are settled quarterly. For the three and six months ended December 31, 2017, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $445 million and $858 million, respectively ($451 million and $841 million, respectively—three and six months ended December 31, 2016).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 59

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue sharing methodology. Amounts are settled quarterly. For the three and six months ended December 31, 2017, IBRD’s other revenue is net of revenue allocated to IDA of $71 million and $118 million ($63 million and $100 million —three and six months ended December 31, 2016), respectively.

For the three and six months ended December 31, 2017 and December 31, 2016, the amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2017	2016	2017	2016
Fees charged to IFC	$15	$15	$31	$31
Fees charged to MIGA	1	1	2	2

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Condensed Balance Sheet. The corresponding payable to IFC is included in the amount payable for investment securities purchased. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

NOTE J—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of guidance on FASB’s derivatives and hedging, pension-related items, and net income. These items are presented in the Condensed Statement of Comprehensive Income.

60 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances for the six months ended December 31, 2017 and December 31, 2016:

In millions of U.S. dollars
	Six Months Ended December 31, 2017
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$46	$331	$—		$331	$377
Cumulative Effect of Change in Accounting Principle [a]	500	—	—		—	500
Reclassification [a]	(505)	—	2	[b]	2	(503)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,257)	—	67	[c]	67	(3,190)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(160)	—	12	[c]	12	(148)

Total Accumulated Other Comprehensive Loss	$(3,376)	$331	$81		$412	$(2,964)

In millions of U.S. dollars
	Six Months Ended December 31, 2016
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$(135)	$(232)	$—		$(232)	$(367)
Cumulative Effect of Change in Accounting Principle [a]	500	—	—		—	500
Reclassification [a]	(507)	—	1	[b]	1	(506)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(5,800)	—	173	[c]	173	(5,627)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(184)	—	12	[c]	12	(172)

Total Accumulated Other Comprehensive Loss	$(6,126)	$(232)	$186		$(46)	$(6,172)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net on the Condensed Statement of Income.
c.	See Note H—Pension and Other Post Retirement Benefits.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 61

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of December 31, 2017 and June 30, 2017:

In millions of U.S. dollars
	December 31, 2017			June 30, 2017
	Carrying Value	Fair Value		Carrying Value	Fair Value
Assets
Due from banks	$895	$895		$683	$683
Investments-Trading (including Securities purchased under resale agreements)	78,227	78,227		72,973	72,973
Net loans outstanding	181,554	185,586		177,422	181,149
Derivative assets

Investments	46,235	46,235		42,630	42,630

Loans	4,807	4,807		4,603	4,603

Client operations	21,341	21,341		22,842	22,842

Borrowings	80,417	80,417		78,824	78,824

Others	990	990		1,213	1,213
Liabilities
Borrowings	214,114	214,121	[a]	205,942	205,955	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	304	304		373	373
Derivative liabilities

Investments	47,171	47,171		43,713	43,713

Loans	5,836	5,836		5,712	5,712

Client operations	21,379	21,379		22,866	22,866

Borrowings	82,010	82,010		80,026	80,026

Others	868	868		812	812

a.	Includes $7 million ($13 million—June 30, 2017) relating to the transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of December 31, 2017 and June 30, 2017, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions as well as additional fair value disclosures regarding Investments, Loans, Borrowings and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans, Note E—Borrowings and Note F—Derivative Instruments, respectively.

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

62 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED)

Unrealized mark-to-market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the realized and unrealized gains or losses on Investments-Trading and non-trading portfolios, net for the three and six months ended December 31, 2017 and December 31, 2016:

In millions of U.S. dollars
	Three Months Ended December 31, 2017				Six Months Ended December 31, 2017
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)		Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$257	$(140)	$117		$(338)	$539	$201

Non trading portfolios, net

Loans, including derivatives—Notes D and F	—	146	146	[b]	—	226	226 [b]

Equity management, net	—	(231)	(231)		—	(267)	(267)

Borrowings, including derivatives —Notes E and F	1	187	188	[c]	1	19	20 [c]
Other assets/liabilities derivatives	—	(1)	(1)		—	(1)	(1)
Client operations derivatives	—	2	2		—	(2)	(2)

Total	$1	$103	$104		$1	$(25)	$(24)

In millions of U.S. dollars
	Three Months Ended December 31, 2016				Six Months Ended December 31, 2016
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)		Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$297	$(226)	$71		$310	$(206)	$104

Non trading portfolios, net

Loans, including derivatives—Notes D and F	—	1,283	1,283	[b]	—	1,458	1,458 [b]

Equity management, net	—	(1,214)	(1,214)		—	(1,682)	(1,682)

Borrowings, including derivatives —Notes E and F	1	339	340	[c]	2	(271)	(269)[c]

Other assets/liabilities derivatives	—	(* )	(*	)	—	(2)	(2)
Client operations derivatives	—	17	17		—	12	12

Total	$1	$425	$426		$2	$(485)	$(483)

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.	Includes $146 million and $226 million of unrealized mark-to-market gains related to derivatives associated with loans for three and six months ended December 31, 2017, respectively (unrealized mark-to-market gains of $1,283 million and $1,458 million—three and six months ended December 31, 2016, respectively).
c.	Includes $646 million and $1,047 million of unrealized mark-to-market gains related to derivatives associated with borrowings for three and six months ended December 31, 2017, respectively (unrealized mark-to-market losses of $4,204 million and $5,252 million—three and six months ended December 31, 2016, respectively).
*	Indicates amount less than $0.5 million.

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s management does not believe the outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the three and six months ended December 31, 2017, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2017 (UNAUDITED) 63

INDEPENDENT AUDITORS’ REVIEW REPORT

Independent Auditors’ Review Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have reviewed the condensed financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the condensed balance sheet as of December 31, 2017, the related condensed statements of income and comprehensive income for the three- and six-month periods ended December 31, 2017 and 2016 and the related condensed statements of changes in retained earnings and cash flows for the six-month periods ended December 31, 2017 and 2016.

Management’s Responsibility

IBRD’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with U.S. generally accepted accounting principles; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with U.S. generally accepted accounting principles.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with U.S. generally accepted accounting principles.

Report on Condensed Balance Sheet as of June 30, 2017

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of June 30, 2017, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 3, 2017. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2017, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

February 12, 2018

64

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0227AUD03.00	0000015630	AUD	15,000,000.00	11,519,250.00	30-Oct-17	9-Nov-17	6-Feb-27
BOND/SELL AUD/IBRD/GDIF/0138AUD00.00	0000015698	AUD	20,000,000.00	15,289,000.00	5-Dec-17	4-Jan-18	4-Jan-38

Sub-total New Borrowings			35,000,000.00	26,808,250.00

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0420BRL06.00	0000015617	BRL	14,000,000.00	4,325,326.33	24-Oct-17	24-Nov-17	28-Apr-20
BOND/SELL BRL/IBRD/GDIF/1220BRL06.72	0000015709	BRL	132,780,000.00	40,474,303.48	11-Dec-17	21-Dec-17	21-Dec-20
BOND/SELL BRL/IBRD/GDIF/0420BRL06.65	0000015735	BRL	10,000,000.00	3,041,963.89	19-Dec-17	29-Dec-17	28-Apr-20

Sub-total New Borrowings			156,780,000.00	47,841,593.70

CHINA YUAN RENMINBI
BOND/SELL CNY/IBRD/GDIF/1124CNY03.75	0000015646	CNY	93,000,000.00	14,020,593.69	6-Nov-17	13-Nov-17	13-Nov-24
BOND/SELL CNY/IBRD/GDIF/1123CNY03.80	0000015647	CNY	37,000,000.00	5,578,085.66	6-Nov-17	13-Nov-17	13-Nov-23
BOND/SELL CNY/IBRD/GDIF/1121CNY03.91	0000015648	CNY	46,000,000.00	6,934,917.31	6-Nov-17	15-Nov-17	15-Nov-21

Sub-total New Borrowings			176,000,000.00	26,533,596.66

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0619COP04.25	0000015622	COP	25,000,000,000.00	8,395,600.71	25-Oct-17	1-Nov-17	20-Jun-19

Sub-total New Borrowings			25,000,000,000.00	8,395,600.71

Page 1/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Euro Currency
BOND/SELL EUR/IBRD/GDIF/1023EUR00.04	0000015581	EUR	52,000,000.00	61,079,200.00	5-Oct-17	20-Oct-17	20-Oct-23
BOND/SELL EUR/IBRD/GDIF/1047EURSTR	0000015613	EUR	23,000,000.00	27,012,350.00	23-Oct-17	30-Oct-17	30-Oct-47
BOND/SELL EUR/IBRD/GDIF/1047EURSTR01	0000015615	EUR	25,000,000.00	29,361,250.00	23-Oct-17	30-Oct-17	30-Oct-47
BOND/SELL EUR/IBRD/NSV/1147EURSTR01	0000015604	EUR	50,000,000.00	58,762,500.00	18-Oct-17	6-Nov-17	6-Nov-47
BOND/SELL EUR/IBRD/NSV/1147EURSTR02	0000015605	EUR	50,000,000.00	58,762,500.00	18-Oct-17	6-Nov-17	6-Nov-47
BOND/SELL EUR/IBRD/GDIF/1147EURSTR03	0000015644	EUR	50,000,000.00	58,222,500.00	3-Nov-17	10-Nov-17	10-Nov-47
BOND/SELL EUR/IBRD/GDIF/0133EUR00.625	0000015672	EUR	330,000,000.00	390,951,000.00	15-Nov-17	22-Nov-17	12-Jan-33
BOND/SELL EUR/IBRD/GDIF/0133EUR00.625	0000015676	EUR	180,000,000.00	211,779,000.00	16-Nov-17	27-Nov-17	12-Jan-33
BOND/SELL EUR/IBRD/GDIF/1127EURSTR	0000015659	EUR	15,000,000.00	17,458,500.00	10-Nov-17	30-Nov-17	30-Nov-27
BOND/SELL EUR/IBRD/GDIF/1057EUR00.00	0000015596	EUR	100,000,000.00	118,260,000.00	13-Oct-17	23-Oct-17	23-Oct-57
BOND/SELL EUR/IBRD/GDIF/1156EUR00.00	0000015628	EUR	100,000,000.00	116,260,000.00	27-Oct-17	6-Nov-17	6-Nov-56
BOND/SELL EUR/IBRD/GDIF/1258EUR00.00	0000015680	EUR	100,000,000.00	117,530,000.00	22-Nov-17	4-Dec-17	4-Dec-58
BOND/SELL EUR/IBRD/GDIF/1237EURSTR	0000015710	EUR	66,879,835.84	78,868,046.41	11-Dec-17	18-Dec-17	18-Dec-37
BOND/SELL EUR/IBRD/GDIF/1257EUR00.00	0000015721	EUR	100,000,000.00	118,255,000.00	14-Dec-17	21-Dec-17	21-Dec-57

Sub-total New Borrowings			1,241,879,835.84	1,462,561,846.41

Page 2/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Indian Rupees
BOND/SELL INR/IBRD/GDIF/1024INR04.65	0000015576	INR	300,000,000.00	4,617,871.16	4-Oct-17	16-Oct-17	16-Oct-24
BOND/SELL INR/IBRD/GDIF/1024INR04.65	0000015598	INR	600,000,000.00	9,266,409.27	16-Oct-17	24-Oct-17	16-Oct-24
BOND/SELL INR/IBRD/GDIF/1020INR04.40	0000015577	INR	361,900,000.00	5,570,691.91	4-Oct-17	30-Oct-17	30-Oct-20
BOND/SELL INR/IBRD/GDIF/1024INR04.65	0000015631	INR	150,000,000.00	2,313,208.42	30-Oct-17	6-Nov-17	16-Oct-24
BOND/SELL INR/IBRD/GDIF/1024INR04.65	0000015650	INR	300,000,000.00	4,613,255.42	7-Nov-17	14-Nov-17	16-Oct-24
BOND/SELL INR/IBRD/GDIF/1024INR04.65	0000015677	INR	300,000,000.00	4,614,319.77	17-Nov-17	27-Nov-17	16-Oct-24
BOND/SELL INR/IBRD/GDIF/1122INR04.05	0000015678	INR	80,000,000.00	1,230,485.27	17-Nov-17	28-Nov-17	28-Nov-22
BOND/SELL INR/IBRD/GDIF/1120INR04.50	0000015645	INR	316,000,000.00	4,885,590.60	6-Nov-17	29-Nov-17	27-Nov-20
BOND/SELL INR/IBRD/GDIF/1024INR04.65	0000015690	INR	300,000,000.00	4,664,541.71	29-Nov-17	6-Dec-17	16-Oct-24
BOND/SELL INR/IBRD/GDIF/1024INR04.65	0000015702	INR	300,000,000.00	4,649,360.71	6-Dec-17	13-Dec-17	16-Oct-24
BOND/SELL INR/IBRD/GDIF/1024INR04.65	0000015717	INR	300,000,000.00	4,655,674.10	13-Dec-17	20-Dec-17	16-Oct-24
BOND/SELL INR/IBRD/GDIF/1220INR04.83	0000015714	INR	1,056,700,000.00	16,409,022.09	12-Dec-17	21-Dec-17	21-Dec-20
BOND/SELL INR/IBRD/GDIF/1220INR04.65	0000015699	INR	464,600,000.00	7,215,966.45	5-Dec-17	28-Dec-17	28-Dec-20
BOND/SELL INR/IBRD/GDIF/1024INR04.65	0000015738	INR	300,000,000.00	4,685,669.66	21-Dec-17	4-Jan-18	16-Oct-24
BOND/SELL INR/IBRD/GDIF/0223INR05.01	0000015737	INR	173,000,000.00	2,698,276.53	20-Dec-17	30-Jan-18	2-Feb-23
BOND/SELL INR/IBRD/GDIF/0822INR00.00	0000015625	INR	200,000,000.00	3,085,110.49	26-Oct-17	2-Nov-17	22-Aug-22
BOND/SELL INR/IBRD/GDIF/0822INR00.00	0000015683	INR	200,000,000.00	3,100,534.84	27-Nov-17	4-Dec-17	22-Aug-22
BOND/SELL INR/IBRD/GDIF/0724INR00.00	0000015722	INR	250,000,000.00	3,883,796.80	14-Dec-17	21-Dec-17	25-Jul-24

Sub-total New Borrowings			5,952,200,000.00	92,159,785.21

Page 3/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/1022JPYSTR06	0000015593	JPY	2,199,000,000.00	19,570,150.85	12-Oct-17	26-Oct-17	27-Oct-22
BOND/SELL JPY/IBRD/GDIF/1020JPYSTR01	0000015602	JPY	1,975,000,000.00	17,514,299.65	18-Oct-17	26-Oct-17	16-Oct-20
BOND/SELL JPY/IBRD/GDIF/1022JPYSTR05	0000015578	JPY	962,000,000.00	8,559,861.19	4-Oct-17	30-Oct-17	28-Oct-22
BOND/SELL JPY/IBRD/GDIF/0419JPYSTR02	0000015612	JPY	3,626,000,000.00	32,010,593.69	20-Oct-17	30-Oct-17	30-Apr-19
BOND/SELL JPY/IBRD/GDIF/1122JPYSTR02	0000015608	JPY	1,346,000,000.00	11,961,786.27	19-Oct-17	7-Nov-17	8-Nov-22
BOND/SELL JPY/IBRD/GDIF/1122JPYSTR03	0000015629	JPY	1,669,000,000.00	14,695,135.37	30-Oct-17	16-Nov-17	17-Nov-22
BOND/SELL JPY/IBRD/GDIF/1120JPYSTR05	0000015671	JPY	1,945,000,000.00	17,255,910.93	15-Nov-17	24-Nov-17	13-Nov-20
BOND/SELL JPY/IBRD/GDIF/1122JPYSTR04	0000015649	JPY	1,527,000,000.00	13,385,930.31	6-Nov-17	29-Nov-17	30-Nov-22
BOND/SELL JPY/IBRD/GDIF/1220JPYSTR05	0000015718	JPY	3,123,000,000.00	27,555,477.13	13-Dec-17	21-Dec-17	9-Dec-20
BOND/SELL JPY/IBRD/GDIF/1222JPYSTR05	0000015704	JPY	451,000,000.00	4,020,503.68	6-Dec-17	27-Dec-17	28-Dec-22
BOND/SELL JPY/IBRD/GDIF/1222JPYSTR03	0000015700	JPY	1,977,000,000.00	17,574,114.41	5-Dec-17	28-Dec-17	29-Dec-22
BOND/SELL JPY/IBRD/GDIF/1222JPYSTR04	0000015701	JPY	360,000,000.00	3,200,142.23	5-Dec-17	28-Dec-17	29-Dec-22

Sub-total New Borrowings			21,160,000,000.00	187,303,905.69

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/1119MXN04.10	0000015582	MXN	50,000,000.00	2,738,825.59	5-Oct-17	18-Oct-17	16-Nov-19
BOND/SELL MXN/IBRD/GDIF/1019MXN05.25	0000015623	MXN	250,000,000.00	13,132,045.34	26-Oct-17	3-Nov-17	17-Oct-19
BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000015603	MXN	200,000,000.00	10,660,469.38	18-Oct-17	26-Oct-17	10-Jul-24
BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000015665	MXN	150,000,000.00	7,835,209.87	13-Nov-17	21-Nov-17	10-Jul-24

Sub-total New Borrowings			650,000,000.00	34,366,550.18

Malaysian Ringgit
BOND/SELL MYR/IBRD/GDIF/1020MYR02.25	0000015580	MYR	50,000,000.00	11,824,524.06	5-Oct-17	12-Oct-17	2-Oct-20
BOND/SELL MYR/IBRD/GDIF/1020MYR02.25	0000015654	MYR	30,000,000.00	7,131,819.80	9-Nov-17	16-Nov-17	2-Oct-20

Sub-total New Borrowings			80,000,000.00	18,956,343.87

Page 4/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/1020PLN01.50	0000015642	PLN	50,000,000.00	13,749,673.45	2-Nov-17	9-Nov-17	30-Oct-20
BOND/SELL PLN/IBRD/GDIF/0727PLN02.25	0000015742	PLN	10,000,000.00	2,824,898.66	21-Dec-17	5-Jan-18	24-Jul-27

Sub-total New Borrowings			60,000,000.00	16,574,572.10

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015636	RUB	1,000,000,000.00	17,183,606.84	1-Nov-17	8-Nov-17	23-Nov-20
BOND/SELL RUB/IBRD/GDIF/1220RUB05.75	0000015682	RUB	34,400,000.00	589,303.46	24-Nov-17	21-Dec-17	22-Dec-20

Sub-total New Borrowings			1,034,400,000.00	17,772,910.30

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0620TRY08.65	0000015595	TRY	20,000,000.00	5,470,459.52	13-Oct-17	20-Oct-17	15-Jun-20
BOND/SELL TRY/IBRD/GDIF/1119TRY06.80	0000015597	TRY	15,000,000.00	4,111,842.11	16-Oct-17	26-Oct-17	16-Nov-19
BOND/SELL TRY/IBRD/GDIF/0322TRY08.25	0000015609	TRY	50,000,000.00	13,659,709.32	19-Oct-17	26-Oct-17	4-Mar-22
BOND/SELL TRY/IBRD/GDIF/0320TRY10.00	0000015656	TRY	50,000,000.00	13,011,007.31	9-Nov-17	16-Nov-17	16-Mar-20
BOND/SELL TRY/IBRD/GDIF/1120TRY10.55	0000015627	TRY	5,000,000.00	1,308,694.97	27-Oct-17	21-Nov-17	24-Nov-20
BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015674	TRY	10,000,000.00	2,574,333.89	15-Nov-17	22-Nov-17	2-Nov-20
BOND/SELL TRY/IBRD/GDIF/1220TRY09.60	0000015614	TRY	11,300,000.00	3,056,036.35	23-Oct-17	29-Nov-17	3-Dec-20
BOND/SELL TRY/IBRD/GDIF/1220TRY11.05	0000015668	TRY	5,000,000.00	1,292,991.98	14-Nov-17	29-Nov-17	1-Dec-20
BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015684	TRY	10,000,000.00	2,551,671.34	27-Nov-17	4-Dec-17	2-Nov-20
BOND/SELL TRY/IBRD/GDIF/0322TRY08.25	0000015693	TRY	25,000,000.00	6,313,848.80	29-Nov-17	6-Dec-17	4-Mar-22
BOND/SELL TRY/IBRD/GDIF/1219TRY05.5	0000015696	TRY	30,000,000.00	7,760,761.59	5-Dec-17	12-Dec-17	10-Dec-19
BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015712	TRY	5,000,000.00	1,305,312.62	12-Dec-17	19-Dec-17	2-Nov-20
BOND/SELL TRY/IBRD/GDIF/1222TRYSTR01	0000015706	TRY	68,600,000.00	17,832,076.94	8-Dec-17	20-Dec-17	12-Dec-22
BOND/SELL TRY/IBRD/GDIF/0322TRY08.25	0000015716	TRY	50,000,000.00	13,002,210.38	13-Dec-17	20-Dec-17	4-Mar-22
BOND/SELL TRY/IBRD/GDIF/1222TRYSTR	0000015679	TRY	16,000,000.00	4,048,070.84	21-Nov-17	21-Dec-17	22-Dec-22
BOND/SELL TRY/IBRD/GDIF/1220TRY11.41	0000015708	TRY	296,990,000.00	77,490,476.44	11-Dec-17	21-Dec-17	21-Dec-20
BOND/SELL TRY/IBRD/GDIF/0123TRYSTR	0000015734	TRY	10,000,000.00	2,601,456.82	19-Dec-17	30-Jan-18	31-Jan-23
BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000015610	TRY	150,000,000.00	40,979,127.96	19-Oct-17	26-Oct-17	24-Feb-20
BOND/SELL TRY/IBRD/GDIF/0825TRY00.00	0000015611	TRY	20,000,000.00	5,462,988.25	20-Oct-17	27-Oct-17	15-Aug-25
BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000015715	TRY	50,000,000.00	13,053,126.22	12-Dec-17	19-Dec-17	24-Feb-20
BOND/SELL TRY/IBRD/GDIF/1221TRY00.00	0000015641	TRY	10,000,000.00	2,621,919.24	2-Nov-17	21-Dec-17	22-Dec-21
BOND/SELL TRY/IBRD/GDIF/1220TRY00.00	0000015651	TRY	33,700,000.00	8,717,020.18	7-Nov-17	21-Dec-17	22-Dec-20

Sub-total New Borrowings			941,590,000.00	248,225,143.08

Page 5/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar
BOND/SELL USD/IBRD/GDIF/0621USD02.25	0000015575	USD	100,000,000.00	100,000,000.00	3-Oct-17	11-Oct-17	24-Jun-21
BOND/SELL USD/IBRD/GDIF/0419USD01.38A	0000015585	USD	500,000,000.00	500,000,000.00	6-Oct-17	16-Oct-17	22-Apr-19
BOND/SELL USD/IBRD/GDIF/1221USDFRN	0000015589	USD	150,000,000.00	150,000,000.00	12-Oct-17	19-Oct-17	17-Dec-21
BOND/SELL USD/IBRD/GDIF/1118USD00.00A	0000015587	USD	200,000,000.00	200,000,000.00	11-Oct-17	20-Oct-17	20-Nov-18
BOND/SELL USD/IBRD/GDIF/0219USD01.55	0000015600	USD	25,000,000.00	25,000,000.00	17-Oct-17	24-Oct-17	27-Feb-19
BOND/SELL USD/IBRD/GDIF/0819USD01.65	0000015606	USD	25,000,000.00	25,000,000.00	18-Oct-17	25-Oct-17	1-Aug-19
BOND/SELL USD/IBRD/GDIF/0720USD01.80	0000015607	USD	27,000,000.00	27,000,000.00	18-Oct-17	26-Oct-17	31-Jul-20
BOND/SELL USD/IBRD/GDIF/1020USDSTR08	0000015590	USD	750,000,000.00	750,000,000.00	12-Oct-17	30-Oct-17	30-Oct-20
BOND/SELL USD/IBRD/GDIF/1118USD01.45	0000015616	USD	15,000,000.00	15,000,000.00	23-Oct-17	30-Oct-17	30-Nov-18
BOND/SELL USD/IBRD/GDIF/1118USD00.00B	0000015621	USD	250,000,000.00	250,000,000.00	24-Oct-17	31-Oct-17	30-Nov-18
BOND/SELL USD/IBRD/GDIF/1218USD01.50	0000015624	USD	100,000,000.00	100,000,000.00	26-Oct-17	2-Nov-17	3-Dec-18
BOND/SELL USD/IBRD/GDIF/1123USDSTR01	0000015643	USD	150,000,000.00	150,000,000.00	3-Nov-17	8-Nov-17	6-Nov-23
BOND/SELL USD/IBRD/GDIF/1120USDSTR10	0000015618	USD	300,000,000.00	300,000,000.00	24-Oct-17	9-Nov-17	9-Nov-20
BOND/SELL USD/IBRD/GDIF/1122USD02.13	0000015669	USD	25,000,000.00	25,000,000.00	14-Nov-17	21-Nov-17	21-Nov-22
BOND/SELL USD/IBRD/GDIF/1127USDFRN	0000015579	USD	180,000,000.00	180,000,000.00	4-Oct-17	22-Nov-17	22-Nov-27
BOND/SELL USD/IBRD/GDIF/1127USD02.50	0000015667	USD	2,000,000,000.00	2,000,000,000.00	14-Nov-17	22-Nov-17	22-Nov-27
BOND/SELL USD/IBRD/GDIF/1122USDSTR02	0000015657	USD	200,000,000.00	200,000,000.00	9-Nov-17	28-Nov-17	25-Nov-22
BOND/SELL USD/IBRD/GDIF/1132USDSTR	0000015652	USD	10,000,000.00	10,000,000.00	8-Nov-17	30-Nov-17	30-Nov-32
BOND/SELL USD/IBRD/GDIF/1227USDFRN	0000015673	USD	10,000,000.00	10,000,000.00	15-Nov-17	7-Dec-17	7-Dec-27
BOND/SELL USD/IBRD/GDIF/1221USD02.12	0000015703	USD	1,000,000,000.00	1,000,000,000.00	6-Dec-17	13-Dec-17	13-Dec-21
BOND/SELL USD/IBRD/GDIF/0119USD00.00	0000015707	USD	200,000,000.00	200,000,000.00	8-Dec-17	18-Dec-17	18-Jan-19
BOND/SELL USD/IBRD/GDIF/1227USDFRNA	0000015681	USD	220,000,000.00	220,000,000.00	24-Nov-17	20-Dec-17	20-Dec-27
BOND/SELL USD/IBRD/GDIF/1237USDSTR	0000015711	USD	250,000,000.00	250,000,000.00	12-Dec-17	28-Dec-17	28-Dec-37
BOND/SELL USD/IBRD/GDIF/1227USDFRN	0000015741	USD	5,000,000.00	5,000,000.00	21-Dec-17	5-Jan-18	7-Dec-27
BOND/SELL USD/IBRD/GDIF/0527USDSTR01	0000015743	USD	5,000,000.00	5,000,000.00	21-Dec-17	5-Jan-18	22-May-27
BOND/SELL USD/IBRD/GDIF/0219USDFRNA	0000015740	USD	200,000,000.00	200,000,000.00	21-Dec-17	9-Jan-18	8-Feb-19
BOND/SELL USD/IBRD/GDIF/1224USDSTR	0000015594	USD	5,518,900.00	5,518,900.00	12-Oct-17	13-Dec-17	13-Dec-24
BOND/SELL USD/IBRD/GDIF/1223USDSTR01	0000015675	USD	7,032,000.00	7,032,000.00	16-Nov-17	15-Dec-17	15-Dec-23
BOND/SELL USD/IBRD/GDIF/0719USD00.00	0000015739	USD	21,915,757.00	21,915,757.00	21-Dec-17	29-Dec-17	1-Jul-19

Sub-total New Borrowings			6,931,466,657.00	6,931,466,657.00

Page 6/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0222ZAR07.5	0000015723	ZAR	50,000,000.00	3,748,659.85	15-Dec-17	25-Jan-18	10-Feb-22
BOND/SELL ZAR/IBRD/GDIF/1124ZAR00.00	0000015574	ZAR	110,000,000.00	8,085,203.34	2-Oct-17	11-Oct-17	29-Nov-24
BOND/SELL ZAR/IBRD/GDIF/1025ZAR00.00	0000015588	ZAR	23,000,000.00	1,703,173.83	12-Oct-17	20-Oct-17	20-Oct-25
BOND/SELL ZAR/IBRD/GDIF/1124ZAR00.00	0000015620	ZAR	100,000,000.00	7,285,549.84	24-Oct-17	1-Nov-17	29-Nov-24
BOND/SELL ZAR/IBRD/GDIF/0535ZAR00.00	0000015626	ZAR	500,000,000.00	35,249,247.43	27-Oct-17	3-Nov-17	29-May-35
BOND/SELL ZAR/IBRD/GDIF/1124ZAR00.00	0000015640	ZAR	85,000,000.00	6,075,203.88	2-Nov-17	10-Nov-17	29-Nov-24
BOND/SELL ZAR/IBRD/GDIF/1124ZAR00.00	0000015713	ZAR	120,000,000.00	8,803,462.70	12-Dec-17	20-Dec-17	29-Nov-24
BOND/SELL ZAR/IBRD/GDIF/1124ZAR00.00	0000015736	ZAR	50,000,000.00	3,939,085.97	20-Dec-17	4-Jan-18	29-Nov-24

Sub-total New Borrowings			1,038,000,000.00	74,889,586.84

Total New Borrowings				9,193,856,341.75

Maturing Borrowings

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1017AUD03.10	0000011618	AUD	(17,573,000.00)	(13,732,420.85)	19-Sep-12	12-Oct-12	12-Oct-17
BOND/SELL AUD/IBRD/GDIF/1017AUD02.91	0000011644	AUD	(94,500,000.00)	(73,539,900.00)	2-Oct-12	23-Oct-12	24-Oct-17
BOND/SELL AUD/IBRD/GDIF/1017AUD03.036	0000012612	AUD	(5,500,000.00)	(4,284,500.00)	12-Sep-13	10-Oct-13	11-Oct-17
BOND/SELL AUD/IBRD/GDIF/1217AUD03.06	0000012725	AUD	(5,500,000.00)	(4,173,675.00)	13-Nov-13	5-Dec-13	6-Dec-17

Sub-total Maturing Borrowings			(123,073,000.00)	(95,730,495.85)

Page 7/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/1017BRL08.43	0000012626	BRL	(96,700,000.00)	(29,900,589.04)	20-Sep-13	30-Oct-13	26-Oct-17
BOND/SELL BRL/IBRD/GDIF/1017BRL09.00	0000013283	BRL	(39,900,000.00)	(12,325,085.72)	17-Sep-14	23-Oct-14	30-Oct-17
BOND/SELL BRL/IBRD/GDIF/1117BRL09.00	0000013752	BRL	(32,900,000.00)	(10,209,623.11)	14-Apr-15	21-May-15	28-Nov-17
BOND/SELL BRL/IBRD/GDIF/1017BRL10.80	0000014103	BRL	(5,100,000.00)	(1,575,386.90)	24-Sep-15	27-Oct-15	30-Oct-17
BOND/SELL BRL/IBRD/GDIF/1117BRL10.43	0000014145	BRL	(4,800,000.00)	(1,486,712.51)	20-Oct-15	25-Nov-15	27-Nov-17

Sub-total Maturing Borrowings			(179,400,000.00)	(55,497,397.28)

Euro Currency
BOND/SELL EUR/IBRD/GDIF/1117EUR00.458	0000011688	EUR	(26,000,000.00)	(30,264,000.00)	22-Oct-12	9-Nov-12	9-Nov-17
BOND/SELL EUR/IBRD/GDIF/1217EUR00.203	0000011834	EUR	(35,000,000.00)	(41,531,000.00)	3-Dec-12	21-Dec-12	21-Dec-17

Sub-total Maturing Borrowings			(61,000,000.00)	(71,795,000.00)

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1017GBP01.25	0000012636	GBP	(250,000,000.00)	(332,775,000.00)	24-Sep-13	2-Oct-13	2-Oct-17
BOND/SELL GBP/IBRD/GDIF/1017GBP01.25	0000012816	GBP	(100,000,000.00)	(133,110,000.00)	9-Jan-14	16-Jan-14	2-Oct-17
BOND/SELL GBP/IBRD/GDIF/1017GBP01.25	0000013296	GBP	(150,000,000.00)	(199,665,000.00)	22-Sep-14	29-Sep-14	2-Oct-17
BOND/SELL GBP/IBRD/GDIF/1017GBP01.25	0000013620	GBP	(180,000,000.00)	(239,598,000.00)	23-Feb-15	2-Mar-15	2-Oct-17
BOND/SELL GBP/IBRD/GDIF/1017GBP01.25	0000013914	GBP	(150,000,000.00)	(199,665,000.00)	19-Jun-15	26-Jun-15	2-Oct-17
BOND/SELL GBP/IBRD/GDIF/1017GBP01.25	0000014249	GBP	(200,000,000.00)	(266,220,000.00)	10-Dec-15	17-Dec-15	2-Oct-17

Sub-total Maturing Borrowings			(1,030,000,000.00)	(1,371,033,000.00)

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/1217MXN03.40	0000011772	MXN	(197,220,000.00)	(10,336,748.87)	14-Nov-12	18-Dec-12	18-Dec-17

Sub-total Maturing Borrowings			(197,220,000.00)	(10,336,748.87)

Page 8/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Swedish Krona
BOND/SELL SEK/IBRD/GDIF/1217SEK03.25	0000009996	SEK	(420,680,000.00)	(49,902,728.35)	2-Feb-10	22-Feb-10	15-Dec-17
BOND/SELL SEK/IBRD/GDIF/1217SEK03.25	0000010023	SEK	(100,000,000.00)	(11,862,396.20)	19-Feb-10	26-Feb-10	15-Dec-17
BOND/SELL SEK/IBRD/GDIF/1217SEK03.25	0000010092	SEK	(100,000,000.00)	(11,862,396.20)	26-Mar-10	6-Apr-10	15-Dec-17
BOND/SELL SEK/IBRD/GDIF/1217SEK03.25	0000010758	SEK	(300,000,000.00)	(35,587,188.61)	17-May-11	24-May-11	15-Dec-17
BOND/SELL SEK/IBRD/GDIF/1217SEK03.25	0000010850	SEK	(150,000,000.00)	(17,793,594.31)	22-Jul-11	29-Jul-11	15-Dec-17
BOND/SELL SEK/IBRD/GDIF/1217SEK03.25	0000011247	SEK	(250,000,000.00)	(29,655,990.51)	24-Feb-12	6-Mar-12	15-Dec-17
BOND/SELL SEK/IBRD/GDIF/1217SEK03.25	0000011318	SEK	(175,000,000.00)	(20,759,193.36)	26-Mar-12	3-Apr-12	15-Dec-17

Sub-total Maturing Borrowings			(1,495,680,000.00)	(177,423,487.54)

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/1017TRY07.59	0000013277	TRY	(62,000,000.00)	(16,995,614.04)	9-Sep-14	15-Oct-14	16-Oct-17
BOND/SELL TRY/IBRD/GDIF/1017TRY07.74	0000013694	TRY	(43,000,000.00)	(11,745,424.75)	17-Mar-15	17-Apr-15	20-Oct-17
BOND/SELL TRY/IBRD/GDIF/1117TRY07.95	0000013751	TRY	(41,700,000.00)	(10,550,284.63)	14-Apr-15	20-May-15	21-Nov-17

Sub-total Maturing Borrowings			(146,700,000.00)	(39,291,323.41)

United States Dollar
BOND/SELL USD/IBRD/GDIF/1017USD00.51	0000011648	USD	(10,000,000.00)	(10,000,000.00)	4-Oct-12	12-Oct-12	12-Oct-17
BOND/SELL USD/IBRD/GDIF/1017USD00.510	0000011860	USD	(38,000,000.00)	(38,000,000.00)	10-Dec-12	7-Jan-13	10-Oct-17
BOND/SELL USD/IBRD/GDIF/1117USD01.00	0000013904	USD	(3,500,000,000.00)	(3,500,000,000.00)	16-Jun-15	23-Jun-15	15-Nov-17
BOND/SELL USD/IBRD/GDIF/1017USDSTR01	0000014115	USD	(250,000,000.00)	(250,000,000.00)	30-Sep-15	13-Oct-15	13-Oct-17
BOND/SELL USD/IBRD/GDIF/1017USDSTR02	0000014127	USD	(15,000,000.00)	(15,000,000.00)	7-Oct-15	14-Oct-15	16-Oct-17
BOND/SELL USD/IBRD/GDIF/1017USD00.687	0000014146	USD	(100,000,000.00)	(100,000,000.00)	20-Oct-15	27-Oct-15	27-Oct-17
BOND/SELL USD/IBRD/GDIF/1117USDSTR03	0000014180	USD	(27,000,000.00)	(27,000,000.00)	5-Nov-15	13-Nov-15	13-Nov-17
BOND/SELL USD/IBRD/GDIF/1117USD00.96	0000014183	USD	(100,000,000.00)	(100,000,000.00)	6-Nov-15	13-Nov-15	13-Nov-17
BOND/SELL USD/IBRD/GDIF/1217USD01.05	0000014234	USD	(100,000,000.00)	(100,000,000.00)	4-Dec-15	11-Dec-15	11-Dec-17
BOND/SELL USD/IBRD/GDIF/1217USDFRNA	0000014390	USD	(500,000,000.00)	(500,000,000.00)	9-Mar-16	16-Mar-16	16-Dec-17
BOND/SELL USD/IBRD/GDIF/1217USDFRNA	0000014506	USD	(50,000,000.00)	(50,000,000.00)	3-May-16	10-May-16	16-Dec-17
BOND/SELL USD/IBRD/GDIF/1217USD00.77	0000014685	USD	(10,000,000.00)	(10,000,000.00)	25-Jul-16	1-Aug-16	1-Dec-17
BOND/SELL USD/IBRD/GDIF/1217USD00.74	0000014744	USD	(50,000,000.00)	(50,000,000.00)	17-Aug-16	24-Aug-16	29-Dec-17
BOND/SELL USD/IBRD/GDIF/1017USD00.75	0000014818	USD	(100,000,000.00)	(100,000,000.00)	19-Sep-16	26-Sep-16	26-Oct-17
BOND/SELL USD/IBRD/GDIF/1017USD00.748	0000014819	USD	(100,000,000.00)	(100,000,000.00)	22-Sep-16	29-Sep-16	24-Oct-17
BOND/SELL USD/IBRD/GDIF/1217USD00.00	0000008820	USD	(2,000,000.00)	(2,000,000.00)	17-Mar-08	31-Mar-08	15-Dec-17
BOND/SELL USD/IBRD/GDIF/1017USDSTR	0000011633	USD	(10,000,000.00)	(10,000,000.00)	25-Sep-12	9-Oct-12	10-Oct-17

Sub-total Maturing Borrowings			(4,962,000,000.00)	(4,962,000,000.00)

Page 9/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1217ZAR06.625	0000013418	ZAR	(300,000,000.00)	(22,223,374.55)	25-Nov-14	5-Dec-14	5-Dec-17
BOND/SELL ZAR/IBRD/GDIF/1217ZAR06.625	0000013542	ZAR	(100,000,000.00)	(7,407,791.52)	26-Jan-15	2-Feb-15	5-Dec-17
BOND/SELL ZAR/IBRD/GMTN/1217ZAR00.00	0000000882	ZAR	(695,445,000.00)	(56,491,330.68)	30-Oct-97	30-Oct-97	29-Dec-17

Sub-total Maturing Borrowings			(1,095,445,000.00)	(86,122,496.74)

Total Maturing Borrowings				(6,869,229,949.69)

Early Retirement

Australian Dollar
BOND/BUY AUD/IBRD/GDIF/1118AUD00.50	0000015619	AUD	(4,780,000.00)	(3,661,480.00)	24-Oct-17	31-Oct-17	20-Nov-18
BOND/BUY AUD/IBRD/GDIF/1120AUD00.50	0000015670	AUD	(4,471,000.00)	(3,386,335.40)	14-Nov-17	21-Nov-17	5-Nov-20
BOND/BUY AUD/IBRD/GDIF/1118AUD00.50	0000015692	AUD	(5,150,000.00)	(3,873,572.50)	30-Nov-17	7-Dec-17	20-Nov-18

Sub-total Early Retirement			(14,401,000.00)	(10,921,387.90)

Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0518BRL09.27	0000015584	BRL	(43,550,000.00)	(13,843,855.30)	6-Oct-17	16-Oct-17	21-May-18
BOND/BUY BRL/IBRD/GDIF/0918BRL00.50	0000015586	BRL	(48,490,000.00)	(15,285,439.59)	10-Oct-17	17-Oct-17	18-Sep-18

Sub-total Early Retirement			(92,040,000.00)	(29,129,294.89)

Euro Currency
BOND/BUY EUR/IBRD/GDIF/1222EUR00.50	0000015591	EUR	(2,900,000.00)	(3,428,960.00)	12-Oct-17	19-Oct-17	20-Dec-22
BOND/BUY EUR/IBRD/GDIF/0223EUR00.50	0000015592	EUR	(2,800,000.00)	(3,310,720.00)	12-Oct-17	19-Oct-17	13-Feb-23
BOND/BUY EUR/IBRD/MLT/0219EURSTR	0000015601	EUR	(12,715,000.00)	(14,952,204.25)	17-Oct-17	24-Oct-17	5-Feb-19
BOND/BUY EUR/IBRD/GDIF/1126EURSTR	0000015653	EUR	(10,000,000.00)	(11,836,000.00)	8-Nov-17	30-Nov-17	30-Nov-26

Sub-total Early Retirement			(28,415,000.00)	(33,527,884.25)

Page 10/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0719JPYSTR07	0000015555	JPY	(2,860,000,000.00)	(25,442,576.28)	25-Sep-17	10-Oct-17	10-Jul-19
BOND/BUY JPY/IBRD/GDIF/0720JPYSTR09	0000015566	JPY	(349,000,000.00)	(3,112,042.45)	28-Sep-17	13-Oct-17	13-Jul-20
BOND/BUY JPY/IBRD/GDIF/0722JPYSTR08	0000015599	JPY	(330,000,000.00)	(2,905,569.01)	16-Oct-17	30-Oct-17	29-Jul-22
BOND/BUY JPY/IBRD/GDIF/0820JPYSTR11	0000015633	JPY	(18,256,000,000.00)	(160,881,251.38)	30-Oct-17	10-Nov-17	10-Aug-20
BOND/BUY JPY/IBRD/GDIF/0820JPYSTR10	0000015634	JPY	(7,173,000,000.00)	(63,212,161.27)	30-Oct-17	10-Nov-17	10-Aug-20
BOND/BUY JPY/IBRD/GDIF/0520JPYSTR02	0000015632	JPY	(1,605,000,000.00)	(14,121,684.04)	30-Oct-17	14-Nov-17	14-May-20
BOND/BUY JPY/IBRD/GDIF/0819JPYSTR02	0000015635	JPY	(2,876,000,000.00)	(25,515,681.14)	31-Oct-17	15-Nov-17	15-Aug-19
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR33	0000015660	JPY	(500,000,000.00)	(4,494,988.09)	10-Nov-17	27-Nov-17	27-Nov-37
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR29	0000015661	JPY	(200,000,000.00)	(1,797,995.24)	10-Nov-17	27-Nov-17	27-Nov-37
BOND/BUY JPY/IBRD/GDIF/0822JPYSTR03	0000015662	JPY	(346,000,000.00)	(3,110,531.76)	10-Nov-17	27-Nov-17	26-Aug-22
BOND/BUY JPY/IBRD/GDIF/0522JPYSTR	0000015663	JPY	(150,000,000.00)	(1,348,496.43)	10-Nov-17	27-Nov-17	27-May-22
BOND/BUY JPY/IBRD/GDIF/0520JPYSTR04	0000015664	JPY	(2,500,000,000.00)	(22,474,940.44)	13-Nov-17	27-Nov-17	26-May-20
BOND/BUY JPY/IBRD/GDIF/0220JPYSTR06	0000015666	JPY	(720,000,000.00)	(6,465,807.55)	14-Nov-17	28-Nov-17	28-Feb-20
BOND/BUY JPY/IBRD/GDIF/0920JPYSTR12	0000015685	JPY	(948,000,000.00)	(8,352,790.87)	27-Nov-17	8-Dec-17	8-Sep-20
BOND/BUY JPY/IBRD/GDIF/0620JPYSTR06	0000015686	JPY	(1,099,000,000.00)	(9,695,633.00)	27-Nov-17	11-Dec-17	11-Jun-20
BOND/BUY JPY/IBRD/GDIF/0619JPYSTR05	0000015691	JPY	(3,284,000,000.00)	(28,976,044.47)	29-Nov-17	13-Dec-17	13-Jun-19
BOND/BUY JPY/IBRD/GDIF/0320JPYSTR15	0000015695	JPY	(382,000,000.00)	(3,394,650.32)	5-Dec-17	18-Dec-17	17-Mar-20
BOND/BUY JPY/IBRD/GDIF/0322JPYSTR12	0000015697	JPY	(200,000,000.00)	(1,777,303.83)	5-Dec-17	18-Dec-17	17-Mar-22
BOND/BUY JPY/IBRD/GDIF/1219JPYSTR01	0000015705	JPY	(1,000,000,000.00)	(8,837,435.38)	6-Dec-17	20-Dec-17	20-Dec-19
BOND/BUY JPY/IBRD/GDIF/0920JPYSTR11	0000015725	JPY	(165,000,000.00)	(1,466,471.14)	15-Dec-17	29-Dec-17	29-Sep-20

Sub-total Early Retirement			(44,943,000,000.00)	(397,384,054.06)

Mexican Peso
BOND/BUY MXN/IBRD/GDIF/0818MXN03.70	0000015637	MXN	(18,500,000.00)	(967,788.34)	1-Nov-17	8-Nov-17	13-Aug-18
BOND/BUY MXN/IBRD/GDIF/0319MXN03.60	0000015638	MXN	(21,420,000.00)	(1,120,541.96)	1-Nov-17	8-Nov-17	11-Mar-19
BOND/BUY MXN/IBRD/GDIF/0418MXN03.45	0000015639	MXN	(28,830,000.00)	(1,508,180.43)	1-Nov-17	8-Nov-17	16-Apr-18

Sub-total Early Retirement			(68,750,000.00)	(3,596,510.73)

Page 11/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Zealand Dollar
BOND/BUY NZD/IBRD/GDIF/1018NZD04.14	0000015561	NZD	(3,803,000.00)	(2,728,652.50)	26-Sep-17	3-Oct-17	24-Oct-18

Sub-total Early Retirement			(3,803,000.00)	(2,728,652.50)

Russian Rouble
BOND/BUY RUB/IBRD/GDIF/0220RUB11.60	0000015688	RUB	(1,495,000,000.00)	(25,474,125.45)	28-Nov-17	5-Dec-17	10-Feb-20

Sub-total Early Retirement			(1,495,000,000.00)	(25,474,125.45)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0820USDSTR02	0000015658	USD	(150,000,000.00)	(150,000,000.00)	9-Nov-17	13-Nov-17	11-Aug-20

Sub-total Early Retirement			(150,000,000.00)	(150,000,000.00)

Total Early Retirement				(652,761,909.78)

Page 12/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

CHINA YUAN RENMINBI
BOND/SELL CNY/IBRD/GDIF/1218CNY03.48	0000015724	CNY	150,000,000.00	22,697,696.94	15-Dec-17	22-Dec-17	8-Dec-18

Sub-total New Borrowings			150,000,000.00	22,697,696.94

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010368283	USD	15,000,000.00	15,000,000.00	2-Oct-17	2-Oct-17	16-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010368299	USD	35,000,000.00	35,000,000.00	2-Oct-17	2-Oct-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010368305	USD	35,400,000.00	35,400,000.00	2-Oct-17	2-Oct-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010368312	USD	30,000,000.00	30,000,000.00	2-Oct-17	2-Oct-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010368313	USD	22,000,000.00	22,000,000.00	2-Oct-17	2-Oct-17	15-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010368314	USD	27,000,000.00	27,000,000.00	2-Oct-17	2-Oct-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010368315	USD	20,000,000.00	20,000,000.00	2-Oct-17	2-Oct-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010368321	USD	20,000,000.00	20,000,000.00	2-Oct-17	2-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010368273	USD	50,000,000.00	50,000,000.00	2-Oct-17	3-Oct-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010368284	USD	50,000,000.00	50,000,000.00	2-Oct-17	3-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22DEC17	0010368340	USD	8,900,000.00	8,900,000.00	3-Oct-17	4-Oct-17	22-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS4DEC17	0010368347	USD	150,000,000.00	150,000,000.00	4-Oct-17	4-Oct-17	4-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010368348	USD	31,000,000.00	31,000,000.00	4-Oct-17	4-Oct-17	16-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS3NOV17	0010368349	USD	10,000,000.00	10,000,000.00	4-Oct-17	4-Oct-17	3-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS4DEC17	0010368350	USD	20,000,000.00	20,000,000.00	4-Oct-17	4-Oct-17	4-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS14FEB18	0010368368	USD	11,500,000.00	11,500,000.00	4-Oct-17	4-Oct-17	14-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS25JAN18	0010368395	USD	5,000,000.00	5,000,000.00	4-Oct-17	4-Oct-17	25-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010368396	USD	32,000,000.00	32,000,000.00	4-Oct-17	4-Oct-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010368449	USD	11,231,000.00	11,231,000.00	5-Oct-17	5-Oct-17	3-Jan-18

Page 1/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010368470	USD	40,000,000.00	40,000,000.00	5-Oct-17	5-Oct-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS13DEC17	0010368471	USD	400,000,000.00	400,000,000.00	5-Oct-17	5-Oct-17	13-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010368480	USD	46,000,000.00	46,000,000.00	5-Oct-17	5-Oct-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS12DEC17	0010368477	USD	400,000,000.00	400,000,000.00	5-Oct-17	6-Oct-17	12-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS11DEC17	0010368478	USD	300,000,000.00	300,000,000.00	5-Oct-17	6-Oct-17	11-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010368479	USD	60,000,000.00	60,000,000.00	5-Oct-17	6-Oct-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20OCT17	0010368481	USD	60,000,000.00	60,000,000.00	5-Oct-17	6-Oct-17	20-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010368704	USD	2,000,000.00	2,000,000.00	6-Oct-17	6-Oct-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010368609	USD	100,000,000.00	100,000,000.00	6-Oct-17	10-Oct-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010368715	USD	14,000,000.00	14,000,000.00	10-Oct-17	10-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS17NOV17	0010368716	USD	15,000,000.00	15,000,000.00	10-Oct-17	10-Oct-17	17-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010368718	USD	10,000,000.00	10,000,000.00	10-Oct-17	10-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS23OCT17	0010368727	USD	5,000,000.00	5,000,000.00	10-Oct-17	10-Oct-17	23-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS19OCT17	0010368734	USD	5,690,000.00	5,690,000.00	10-Oct-17	10-Oct-17	19-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS20OCT17	0010368735	USD	4,750,000.00	4,750,000.00	10-Oct-17	10-Oct-17	20-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS25OCT17	0010368736	USD	100,000,000.00	100,000,000.00	10-Oct-17	10-Oct-17	25-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010368737	USD	100,000,000.00	100,000,000.00	10-Oct-17	10-Oct-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS15DEC17	0010368739	USD	125,000,000.00	125,000,000.00	10-Oct-17	10-Oct-17	15-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS8DEC17	0010368742	USD	1,500,000.00	1,500,000.00	10-Oct-17	10-Oct-17	8-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010368743	USD	1,500,000.00	1,500,000.00	10-Oct-17	10-Oct-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS8DEC17	0010368748	USD	1,800,000.00	1,800,000.00	10-Oct-17	10-Oct-17	8-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010368749	USD	2,000,000.00	2,000,000.00	10-Oct-17	10-Oct-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010368717	USD	42,000,000.00	42,000,000.00	10-Oct-17	11-Oct-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS17JAN18	0010368817	USD	1,000,000.00	1,000,000.00	11-Oct-17	11-Oct-17	17-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS20OCT17	0010368845	USD	100,000,000.00	100,000,000.00	11-Oct-17	11-Oct-17	20-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010368853	USD	51,000,000.00	51,000,000.00	11-Oct-17	11-Oct-17	15-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010368860	USD	20,000,000.00	20,000,000.00	11-Oct-17	11-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS25JAN18	0010368861	USD	5,000,000.00	5,000,000.00	11-Oct-17	11-Oct-17	25-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS23OCT17	0010368862	USD	5,090,000.00	5,090,000.00	11-Oct-17	11-Oct-17	23-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS23OCT17	0010368913	USD	5,000,000.00	5,000,000.00	12-Oct-17	12-Oct-17	23-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS15DEC17	0010368930	USD	73,000,000.00	73,000,000.00	12-Oct-17	12-Oct-17	15-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS3NOV17	0010368931	USD	100,000,000.00	100,000,000.00	12-Oct-17	12-Oct-17	3-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010368938	USD	30,000,000.00	30,000,000.00	12-Oct-17	12-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010368939	USD	16,276,000.00	16,276,000.00	12-Oct-17	12-Oct-17	9-Jan-18

Page 2/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010368846	USD	300,000,000.00	300,000,000.00	11-Oct-17	13-Oct-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010368871	USD	3,000,000.00	3,000,000.00	11-Oct-17	13-Oct-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29MAR18	0010368980	USD	10,000,000.00	10,000,000.00	13-Oct-17	13-Oct-17	29-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010368981	USD	50,000,000.00	50,000,000.00	13-Oct-17	13-Oct-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010368983	USD	30,000,000.00	30,000,000.00	13-Oct-17	13-Oct-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS12JAN18	0010368984	USD	75,000,000.00	75,000,000.00	13-Oct-17	13-Oct-17	12-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010368987	USD	75,000,000.00	75,000,000.00	13-Oct-17	13-Oct-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS7NOV17	0010368999	USD	5,000,000.00	5,000,000.00	16-Oct-17	16-Oct-17	7-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010369000	USD	5,000,000.00	5,000,000.00	16-Oct-17	16-Oct-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010369046	USD	100,000,000.00	100,000,000.00	16-Oct-17	16-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS7NOV17	0010369059	USD	114,000,000.00	114,000,000.00	16-Oct-17	16-Oct-17	7-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS4DEC17	0010369060	USD	500,000,000.00	500,000,000.00	16-Oct-17	16-Oct-17	4-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS6DEC17	0010369061	USD	500,000,000.00	500,000,000.00	16-Oct-17	17-Oct-17	6-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010369112	USD	100,000,000.00	100,000,000.00	17-Oct-17	17-Oct-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS10NOV17	0010369113	USD	100,000,000.00	100,000,000.00	17-Oct-17	17-Oct-17	10-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010369117	USD	127,713,000.00	127,713,000.00	17-Oct-17	17-Oct-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS21NOV17	0010369131	USD	16,400,000.00	16,400,000.00	17-Oct-17	17-Oct-17	21-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS29JAN18	0010369133	USD	100,000,000.00	100,000,000.00	17-Oct-17	17-Oct-17	29-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010369168	USD	15,000,000.00	15,000,000.00	17-Oct-17	17-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010369132	USD	100,000,000.00	100,000,000.00	17-Oct-17	18-Oct-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS30OCT17	0010369260	USD	50,000,000.00	50,000,000.00	18-Oct-17	18-Oct-17	30-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010369265	USD	1,000,000.00	1,000,000.00	18-Oct-17	18-Oct-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS10NOV17	0010369266	USD	75,000,000.00	75,000,000.00	18-Oct-17	18-Oct-17	10-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010369287	USD	23,000,000.00	23,000,000.00	18-Oct-17	18-Oct-17	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS29JAN18	0010369288	USD	100,000,000.00	100,000,000.00	18-Oct-17	18-Oct-17	29-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010369294	USD	3,940,000.00	3,940,000.00	18-Oct-17	18-Oct-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010369402	USD	125,000,000.00	125,000,000.00	19-Oct-17	19-Oct-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9APR18	0010369408	USD	15,000,000.00	15,000,000.00	19-Oct-17	19-Oct-17	9-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS15DEC17	0010369419	USD	20,000,000.00	20,000,000.00	19-Oct-17	19-Oct-17	15-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS21DEC17	0010369420	USD	50,000,000.00	50,000,000.00	19-Oct-17	19-Oct-17	21-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS21NOV17	0010369421	USD	100,000,000.00	100,000,000.00	19-Oct-17	19-Oct-17	21-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS19JAN18	0010369443	USD	1,000,000.00	1,000,000.00	20-Oct-17	20-Oct-17	19-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010369433	USD	50,000,000.00	50,000,000.00	20-Oct-17	23-Oct-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS14FEB18	0010369446	USD	25,000,000.00	25,000,000.00	23-Oct-17	23-Oct-17	14-Feb-18

Page 3/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010369454	USD	25,000,000.00	25,000,000.00	23-Oct-17	23-Oct-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010369453	USD	50,000,000.00	50,000,000.00	23-Oct-17	24-Oct-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS19DEC17	0010369482	USD	26,500,000.00	26,500,000.00	24-Oct-17	24-Oct-17	19-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS19DEC17	0010369483	USD	25,000,000.00	25,000,000.00	24-Oct-17	24-Oct-17	19-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010369486	USD	23,998,000.00	23,998,000.00	24-Oct-17	24-Oct-17	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010369513	USD	26,000,000.00	26,000,000.00	24-Oct-17	24-Oct-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010369501	USD	11,839,000.00	11,839,000.00	24-Oct-17	25-Oct-17	1-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS15DEC17	0010369504	USD	100,000,000.00	100,000,000.00	24-Oct-17	25-Oct-17	15-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS24JAN18	0010369531	USD	100,000,000.00	100,000,000.00	24-Oct-17	25-Oct-17	24-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010369542	USD	75,000,000.00	75,000,000.00	25-Oct-17	25-Oct-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS20DEC17	0010369547	USD	11,800,000.00	11,800,000.00	25-Oct-17	25-Oct-17	20-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010369548	USD	12,000,000.00	12,000,000.00	25-Oct-17	25-Oct-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010369550	USD	5,000,000.00	5,000,000.00	25-Oct-17	25-Oct-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010369586	USD	33,000,000.00	33,000,000.00	25-Oct-17	25-Oct-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22NOV17	0010369530	USD	50,038,000.00	50,038,000.00	24-Oct-17	26-Oct-17	22-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20DEC17	0010369624	USD	7,500,000.00	7,500,000.00	25-Oct-17	26-Oct-17	20-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010369635	USD	30,000,000.00	30,000,000.00	26-Oct-17	26-Oct-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010369636	USD	25,000,000.00	25,000,000.00	26-Oct-17	26-Oct-17	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010369637	USD	50,000,000.00	50,000,000.00	26-Oct-17	26-Oct-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010369660	USD	10,000,000.00	10,000,000.00	26-Oct-17	26-Oct-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS18JAN18	0010369665	USD	60,000,000.00	60,000,000.00	26-Oct-17	27-Oct-17	18-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS26FEB18	0010369674	USD	40,000,000.00	40,000,000.00	27-Oct-17	27-Oct-17	26-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010369679	USD	6,000,000.00	6,000,000.00	27-Oct-17	27-Oct-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8JAN18	0010369733	USD	25,000,000.00	25,000,000.00	31-Oct-17	31-Oct-17	8-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010369734	USD	50,000,000.00	50,000,000.00	31-Oct-17	31-Oct-17	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS31JAN18	0010369784	USD	50,000,000.00	50,000,000.00	31-Oct-17	31-Oct-17	31-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010369812	USD	30,000,000.00	30,000,000.00	31-Oct-17	1-Nov-17	15-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS14MAR18	0010370028	USD	15,800,000.00	15,800,000.00	1-Nov-17	1-Nov-17	14-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010370029	USD	700,000.00	700,000.00	1-Nov-17	1-Nov-17	1-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010370030	USD	10,000,000.00	10,000,000.00	1-Nov-17	1-Nov-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010370038	USD	44,000,000.00	44,000,000.00	1-Nov-17	1-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010370041	USD	22,000,000.00	22,000,000.00	1-Nov-17	1-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30JAN18	0010370044	USD	1,000,000.00	1,000,000.00	1-Nov-17	1-Nov-17	30-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010370047	USD	20,000,000.00	20,000,000.00	1-Nov-17	1-Nov-17	30-Nov-17

Page 4/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS7NOV17	0010370092	USD	400,000,000.00	400,000,000.00	2-Nov-17	2-Nov-17	7-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20DEC17	0010370093	USD	10,000,000.00	10,000,000.00	2-Nov-17	2-Nov-17	20-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB18	0010370094	USD	6,000,000.00	6,000,000.00	2-Nov-17	2-Nov-17	28-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010370095	USD	4,200,000.00	4,200,000.00	2-Nov-17	2-Nov-17	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS26DEC17	0010370096	USD	10,000,000.00	10,000,000.00	2-Nov-17	2-Nov-17	26-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS21NOV17	0010370102	USD	8,785,000.00	8,785,000.00	3-Nov-17	3-Nov-17	21-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS29NOV17	0010370108	USD	4,750,000.00	4,750,000.00	3-Nov-17	3-Nov-17	29-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010370126	USD	10,000,000.00	10,000,000.00	3-Nov-17	6-Nov-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS7NOV17	0010370170	USD	100,000,000.00	100,000,000.00	6-Nov-17	6-Nov-17	7-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010370171	USD	10,000,000.00	10,000,000.00	6-Nov-17	6-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS17JAN18	0010370172	USD	200,000,000.00	200,000,000.00	6-Nov-17	7-Nov-17	17-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010370201	USD	20,000,000.00	20,000,000.00	7-Nov-17	7-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010370202	USD	6,000,000.00	6,000,000.00	7-Nov-17	7-Nov-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010370203	USD	200,000,000.00	200,000,000.00	7-Nov-17	7-Nov-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010370204	USD	200,000,000.00	200,000,000.00	7-Nov-17	7-Nov-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010370211	USD	100,000,000.00	100,000,000.00	7-Nov-17	7-Nov-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010370212	USD	25,000,000.00	25,000,000.00	7-Nov-17	7-Nov-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010370213	USD	15,000,000.00	15,000,000.00	7-Nov-17	7-Nov-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010370244	USD	8,000,000.00	8,000,000.00	7-Nov-17	7-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010370245	USD	175,000,000.00	175,000,000.00	7-Nov-17	7-Nov-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010370243	USD	200,000,000.00	200,000,000.00	7-Nov-17	8-Nov-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS29JAN18	0010370352	USD	200,000,000.00	200,000,000.00	8-Nov-17	8-Nov-17	29-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS30JAN18	0010370401	USD	100,000,000.00	100,000,000.00	8-Nov-17	8-Nov-17	30-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9NOV17	0010370418	USD	500,000,000.00	500,000,000.00	8-Nov-17	8-Nov-17	9-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS25JAN18	0010370441	USD	5,000,000.00	5,000,000.00	8-Nov-17	8-Nov-17	25-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9NOV17	0010370442	USD	50,000,000.00	50,000,000.00	8-Nov-17	8-Nov-17	9-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS9NOV17	0010370443	USD	200,000,000.00	200,000,000.00	8-Nov-17	8-Nov-17	9-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010370510	USD	50,000,000.00	50,000,000.00	8-Nov-17	8-Nov-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010370511	USD	25,000,000.00	25,000,000.00	8-Nov-17	9-Nov-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS10NOV17	0010370734	USD	500,000,000.00	500,000,000.00	9-Nov-17	9-Nov-17	10-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010370745	USD	200,000,000.00	200,000,000.00	9-Nov-17	9-Nov-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS10NOV17	0010370787	USD	165,000,000.00	165,000,000.00	9-Nov-17	9-Nov-17	10-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS21NOV17	0010370796	USD	100,000,000.00	100,000,000.00	9-Nov-17	9-Nov-17	21-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS24NOV17	0010371086	USD	60,000,000.00	60,000,000.00	9-Nov-17	10-Nov-17	24-Nov-17

Page 5/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010371662	USD	500,000,000.00	500,000,000.00	10-Nov-17	10-Nov-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS21NOV17	0010371663	USD	100,000,000.00	100,000,000.00	10-Nov-17	10-Nov-17	21-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS12JAN18	0010371691	USD	135,000,000.00	135,000,000.00	10-Nov-17	10-Nov-17	12-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2FEB18	0010371692	USD	100,000,000.00	100,000,000.00	10-Nov-17	10-Nov-17	2-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010371650	USD	500,000,000.00	500,000,000.00	9-Nov-17	13-Nov-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS14DEC17	0010371697	USD	250,000,000.00	250,000,000.00	10-Nov-17	13-Nov-17	14-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010371698	USD	250,000,000.00	250,000,000.00	10-Nov-17	13-Nov-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS14NOV17	0010371734	USD	400,000,000.00	400,000,000.00	13-Nov-17	13-Nov-17	14-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS21NOV17	0010371766	USD	100,000,000.00	100,000,000.00	13-Nov-17	13-Nov-17	21-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010371852	USD	2,100,000.00	2,100,000.00	14-Nov-17	14-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS28NOV17	0010371857	USD	7,700,000.00	7,700,000.00	14-Nov-17	14-Nov-17	28-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010371860	USD	65,000,000.00	65,000,000.00	14-Nov-17	14-Nov-17	15-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010371864	USD	50,000,000.00	50,000,000.00	14-Nov-17	14-Nov-17	15-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22NOV17	0010371866	USD	100,000,000.00	100,000,000.00	14-Nov-17	14-Nov-17	22-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS14DEC17	0010371867	USD	200,000,000.00	200,000,000.00	14-Nov-17	14-Nov-17	14-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS14DEC17	0010371868	USD	100,000,000.00	100,000,000.00	14-Nov-17	14-Nov-17	14-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010371881	USD	150,000,000.00	150,000,000.00	14-Nov-17	14-Nov-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010371928	USD	40,000,000.00	40,000,000.00	15-Nov-17	15-Nov-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22NOV17	0010372145	USD	32,500,000.00	32,500,000.00	16-Nov-17	16-Nov-17	22-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22NOV17	0010372161	USD	25,000,000.00	25,000,000.00	16-Nov-17	16-Nov-17	22-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS27NOV17	0010372162	USD	5,000,000.00	5,000,000.00	16-Nov-17	16-Nov-17	27-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS28NOV17	0010372191	USD	80,000,000.00	80,000,000.00	20-Nov-17	20-Nov-17	28-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS27NOV17	0010372194	USD	100,000,000.00	100,000,000.00	20-Nov-17	20-Nov-17	27-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010372195	USD	61,000,000.00	61,000,000.00	20-Nov-17	20-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22DEC17	0010372198	USD	25,000,000.00	25,000,000.00	20-Nov-17	21-Nov-17	22-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS26DEC17	0010372211	USD	6,200,000.00	6,200,000.00	21-Nov-17	21-Nov-17	26-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS27NOV17	0010372213	USD	29,000,000.00	29,000,000.00	21-Nov-17	21-Nov-17	27-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010372214	USD	129,000,000.00	129,000,000.00	21-Nov-17	21-Nov-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010372212	USD	3,700,000.00	3,700,000.00	21-Nov-17	22-Nov-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS27NOV17	0010372238	USD	60,000,000.00	60,000,000.00	22-Nov-17	22-Nov-17	27-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS28NOV17	0010372239	USD	100,000,000.00	100,000,000.00	22-Nov-17	22-Nov-17	28-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS15FEB18	0010372240	USD	5,000,000.00	5,000,000.00	22-Nov-17	22-Nov-17	15-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS22FEB18	0010372241	USD	5,000,000.00	5,000,000.00	22-Nov-17	22-Nov-17	22-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8MAR18	0010372242	USD	5,000,000.00	5,000,000.00	22-Nov-17	22-Nov-17	8-Mar-18

Page 6/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS27NOV17	0010372243	USD	70,000,000.00	70,000,000.00	22-Nov-17	22-Nov-17	27-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS27NOV17	0010372244	USD	12,660,000.00	12,660,000.00	22-Nov-17	22-Nov-17	27-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010372245	USD	25,000,000.00	25,000,000.00	22-Nov-17	22-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS19MAR18	0010372260	USD	20,000,000.00	20,000,000.00	27-Nov-17	27-Nov-17	19-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS27DEC17	0010372261	USD	200,000,000.00	200,000,000.00	27-Nov-17	27-Nov-17	27-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS28NOV17	0010372262	USD	100,000,000.00	100,000,000.00	27-Nov-17	27-Nov-17	28-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS29NOV17	0010372267	USD	14,745,000.00	14,745,000.00	27-Nov-17	27-Nov-17	29-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010372284	USD	100,000,000.00	100,000,000.00	28-Nov-17	28-Nov-17	30-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS29NOV17	0010372288	USD	14,162,000.00	14,162,000.00	28-Nov-17	28-Nov-17	29-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010372293	USD	15,000,000.00	15,000,000.00	28-Nov-17	28-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS26DEC17	0010372294	USD	19,192,000.00	19,192,000.00	28-Nov-17	28-Nov-17	26-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010372295	USD	26,000,000.00	26,000,000.00	28-Nov-17	28-Nov-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS15FEB18	0010372296	USD	490,000,000.00	490,000,000.00	28-Nov-17	29-Nov-17	15-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010372324	USD	17,000,000.00	17,000,000.00	29-Nov-17	29-Nov-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS19DEC17	0010372325	USD	540,000.00	540,000.00	29-Nov-17	29-Nov-17	19-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010372328	USD	150,000,000.00	150,000,000.00	29-Nov-17	29-Nov-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS19DEC17	0010372338	USD	112,000,000.00	112,000,000.00	29-Nov-17	29-Nov-17	19-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010372342	USD	150,000,000.00	150,000,000.00	29-Nov-17	29-Nov-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010372326	USD	11,400,000.00	11,400,000.00	29-Nov-17	30-Nov-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010372327	USD	8,700,000.00	8,700,000.00	29-Nov-17	30-Nov-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010372347	USD	200,000,000.00	200,000,000.00	29-Nov-17	30-Nov-17	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010372399	USD	2,500,000.00	2,500,000.00	30-Nov-17	30-Nov-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS28DEC17	0010372407	USD	58,000,000.00	58,000,000.00	30-Nov-17	30-Nov-17	28-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS26DEC17	0010372887	USD	10,000,000.00	10,000,000.00	1-Dec-17	1-Dec-17	26-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS26DEC17	0010372888	USD	3,000,000.00	3,000,000.00	1-Dec-17	1-Dec-17	26-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS15DEC17	0010372920	USD	30,000,000.00	30,000,000.00	1-Dec-17	1-Dec-17	15-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS28DEC17	0010372921	USD	20,000,000.00	20,000,000.00	1-Dec-17	1-Dec-17	28-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS21FEB18	0010372922	USD	25,000,000.00	25,000,000.00	1-Dec-17	1-Dec-17	21-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS4DEC17	0010372930	USD	17,583,000.00	17,583,000.00	1-Dec-17	1-Dec-17	4-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS1MAR18	0010372940	USD	500,000,000.00	500,000,000.00	1-Dec-17	1-Dec-17	1-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010372980	USD	81,000,000.00	81,000,000.00	1-Dec-17	1-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010372981	USD	30,400,000.00	30,400,000.00	1-Dec-17	1-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010372929	USD	300,000,000.00	300,000,000.00	1-Dec-17	4-Dec-17	1-May-18
DIN/SELL USD/IBRD/DIN IBRDUS2MAR18	0010372941	USD	500,000,000.00	500,000,000.00	1-Dec-17	4-Dec-17	2-Mar-18

Page 7/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010373005	USD	300,000,000.00	300,000,000.00	1-Dec-17	4-Dec-17	2-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373020	USD	10,000,000.00	10,000,000.00	4-Dec-17	4-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373023	USD	5,000,000.00	5,000,000.00	4-Dec-17	4-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373045	USD	100,000,000.00	100,000,000.00	4-Dec-17	4-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010373048	USD	39,000,000.00	39,000,000.00	4-Dec-17	4-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010373053	USD	40,000,000.00	40,000,000.00	4-Dec-17	4-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29MAR18	0010373060	USD	3,010,000.00	3,010,000.00	4-Dec-17	4-Dec-17	29-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010373061	USD	20,000,000.00	20,000,000.00	4-Dec-17	4-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5MAR18	0010373063	USD	3,500,000.00	3,500,000.00	4-Dec-17	4-Dec-17	5-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010373065	USD	5,000,000.00	5,000,000.00	4-Dec-17	4-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010373152	USD	1,500,000.00	1,500,000.00	5-Dec-17	5-Dec-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010373174	USD	2,810,000.00	2,810,000.00	5-Dec-17	5-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373219	USD	60,649,000.00	60,649,000.00	5-Dec-17	5-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010373270	USD	5,000,000.00	5,000,000.00	5-Dec-17	5-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS24JAN18	0010373278	USD	50,000,000.00	50,000,000.00	5-Dec-17	5-Dec-17	24-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS20FEB18	0010373199	USD	100,000,000.00	100,000,000.00	5-Dec-17	6-Dec-17	20-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373274	USD	25,000,000.00	25,000,000.00	5-Dec-17	6-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010373289	USD	150,000,000.00	150,000,000.00	6-Dec-17	6-Dec-17	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010373300	USD	9,533,000.00	9,533,000.00	6-Dec-17	6-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010373368	USD	10,000,000.00	10,000,000.00	7-Dec-17	7-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2FEB18	0010373370	USD	150,000,000.00	150,000,000.00	7-Dec-17	7-Dec-17	2-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS10JAN18	0010373372	USD	30,000,000.00	30,000,000.00	7-Dec-17	7-Dec-17	10-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010373406	USD	5,000,000.00	5,000,000.00	7-Dec-17	7-Dec-17	30-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373292	USD	50,000,000.00	50,000,000.00	6-Dec-17	8-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373367	USD	35,000,000.00	35,000,000.00	7-Dec-17	8-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS7FEB18	0010373526	USD	35,000,000.00	35,000,000.00	8-Dec-17	8-Dec-17	7-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS17JAN18	0010373536	USD	47,737,000.00	47,737,000.00	8-Dec-17	8-Dec-17	17-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS17JAN18	0010373538	USD	25,398,000.00	25,398,000.00	8-Dec-17	8-Dec-17	17-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010373545	USD	9,500,000.00	9,500,000.00	8-Dec-17	8-Dec-17	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010373546	USD	2,530,000.00	2,530,000.00	8-Dec-17	8-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12JAN18	0010373571	USD	50,000,000.00	50,000,000.00	8-Dec-17	8-Dec-17	12-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010373706	USD	11,100,000.00	11,100,000.00	11-Dec-17	11-Dec-17	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010373707	USD	20,000,000.00	20,000,000.00	11-Dec-17	11-Dec-17	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373708	USD	100,000,000.00	100,000,000.00	11-Dec-17	11-Dec-17	2-Jan-18

Page 8/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS8JAN18	0010373709	USD	200,000,000.00	200,000,000.00	11-Dec-17	11-Dec-17	8-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373710	USD	100,000,000.00	100,000,000.00	11-Dec-17	11-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373711	USD	100,000,000.00	100,000,000.00	11-Dec-17	11-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373714	USD	50,000,000.00	50,000,000.00	11-Dec-17	11-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010373715	USD	7,040,000.00	7,040,000.00	11-Dec-17	11-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS8JAN18	0010373729	USD	50,000,000.00	50,000,000.00	11-Dec-17	11-Dec-17	8-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010373791	USD	2,890,000.00	2,890,000.00	12-Dec-17	12-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS26DEC17	0010373792	USD	3,000,000.00	3,000,000.00	12-Dec-17	12-Dec-17	26-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS30MAR18	0010373793	USD	100,000,000.00	100,000,000.00	12-Dec-17	12-Dec-17	30-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS14MAR18	0010373794	USD	490,000,000.00	490,000,000.00	12-Dec-17	12-Dec-17	14-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010373813	USD	15,000,000.00	15,000,000.00	12-Dec-17	12-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS23MAR18	0010373827	USD	4,000,000.00	4,000,000.00	12-Dec-17	12-Dec-17	23-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS15MAR18	0010373795	USD	510,000,000.00	510,000,000.00	12-Dec-17	13-Dec-17	15-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS27DEC17	0010373828	USD	5,000,000.00	5,000,000.00	12-Dec-17	13-Dec-17	27-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010373874	USD	200,000,000.00	200,000,000.00	13-Dec-17	13-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010373875	USD	4,550,000.00	4,550,000.00	13-Dec-17	13-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS14DEC17	0010373876	USD	100,000,000.00	100,000,000.00	13-Dec-17	13-Dec-17	14-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS20MAR18	0010373927	USD	679,000,000.00	679,000,000.00	13-Dec-17	13-Dec-17	20-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS20MAR18	0010373928	USD	10,000,000.00	10,000,000.00	13-Dec-17	13-Dec-17	20-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010373939	USD	15,000,000.00	15,000,000.00	13-Dec-17	14-Dec-17	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010373955	USD	10,000,000.00	10,000,000.00	14-Dec-17	14-Dec-17	1-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010373956	USD	25,000,000.00	25,000,000.00	14-Dec-17	14-Dec-17	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010373967	USD	100,000,000.00	100,000,000.00	14-Dec-17	14-Dec-17	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS23JAN18	0010373968	USD	19,500,000.00	19,500,000.00	14-Dec-17	14-Dec-17	23-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010373987	USD	1,030,000.00	1,030,000.00	14-Dec-17	14-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010373988	USD	100,000,000.00	100,000,000.00	14-Dec-17	14-Dec-17	2-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS26DEC17	0010374044	USD	50,000,000.00	50,000,000.00	15-Dec-17	15-Dec-17	26-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374045	USD	100,000,000.00	100,000,000.00	15-Dec-17	15-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010374046	USD	40,000,000.00	40,000,000.00	15-Dec-17	15-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12JAN18	0010374056	USD	100,000,000.00	100,000,000.00	15-Dec-17	15-Dec-17	12-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010374070	USD	1,270,000.00	1,270,000.00	15-Dec-17	15-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS1MAY18	0010374073	USD	10,000,000.00	10,000,000.00	15-Dec-17	15-Dec-17	1-May-18
DIN/SELL USD/IBRD/DIN IBRDUS25JAN18	0010374071	USD	100,137,000.00	100,137,000.00	15-Dec-17	18-Dec-17	25-Jan-18

Page 9/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374170	USD	100,000,000.00	100,000,000.00	18-Dec-17	18-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5FEB18	0010374174	USD	25,000,000.00	25,000,000.00	18-Dec-17	18-Dec-17	5-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010374176	USD	3,000,000.00	3,000,000.00	18-Dec-17	18-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS7FEB18	0010374178	USD	50,000,000.00	50,000,000.00	18-Dec-17	18-Dec-17	7-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010374179	USD	27,000,000.00	27,000,000.00	18-Dec-17	18-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS16MAR18	0010374180	USD	2,000,000.00	2,000,000.00	18-Dec-17	18-Dec-17	16-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS16MAR18	0010374184	USD	1,000,000.00	1,000,000.00	18-Dec-17	18-Dec-17	16-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374172	USD	100,000,000.00	100,000,000.00	18-Dec-17	19-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2APR18	0010374175	USD	30,000,000.00	30,000,000.00	18-Dec-17	19-Dec-17	2-Apr-18
DIN/SELL USD/IBRD/DIN IBRDUS20JUN18	0010374177	USD	100,000,000.00	100,000,000.00	18-Dec-17	19-Dec-17	20-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374202	USD	100,000,000.00	100,000,000.00	18-Dec-17	19-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010374217	USD	3,600,000.00	3,600,000.00	19-Dec-17	19-Dec-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374218	USD	1,000,000.00	1,000,000.00	19-Dec-17	19-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374224	USD	25,000,000.00	25,000,000.00	19-Dec-17	19-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374225	USD	26,500,000.00	26,500,000.00	19-Dec-17	19-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010374230	USD	35,000,000.00	35,000,000.00	19-Dec-17	19-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374231	USD	14,600,000.00	14,600,000.00	19-Dec-17	19-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010374260	USD	200,000,000.00	200,000,000.00	19-Dec-17	19-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010374261	USD	10,000,000.00	10,000,000.00	19-Dec-17	19-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374283	USD	100,000,000.00	100,000,000.00	20-Dec-17	20-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS15FEB18	0010374284	USD	100,000,000.00	100,000,000.00	20-Dec-17	20-Dec-17	15-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS13FEB18	0010374285	USD	50,000,000.00	50,000,000.00	20-Dec-17	20-Dec-17	13-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8FEB18	0010374286	USD	50,000,000.00	50,000,000.00	20-Dec-17	20-Dec-17	8-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS21DEC17	0010374288	USD	100,000,000.00	100,000,000.00	20-Dec-17	20-Dec-17	21-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010374292	USD	130,000,000.00	130,000,000.00	20-Dec-17	20-Dec-17	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010374293	USD	1,800,000.00	1,800,000.00	20-Dec-17	20-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12MAR18	0010374287	USD	4,000,000.00	4,000,000.00	20-Dec-17	21-Dec-17	12-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374297	USD	11,000,000.00	11,000,000.00	20-Dec-17	21-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010374298	USD	5,000,000.00	5,000,000.00	20-Dec-17	21-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS12MAR18	0010374299	USD	20,000,000.00	20,000,000.00	20-Dec-17	21-Dec-17	12-Mar-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374304	USD	131,576,000.00	131,576,000.00	21-Dec-17	21-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16FEB18	0010374305	USD	45,000,000.00	45,000,000.00	21-Dec-17	21-Dec-17	16-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS22FEB18	0010374306	USD	45,000,000.00	45,000,000.00	21-Dec-17	21-Dec-17	22-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010374310	USD	100,000,000.00	100,000,000.00	21-Dec-17	21-Dec-17	29-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS1JUN18	0010374311	USD	100,000,000.00	100,000,000.00	21-Dec-17	21-Dec-17	1-Jun-18

Page 10/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS10JAN18	0010374313	USD	100,000,000.00	100,000,000.00	21-Dec-17	21-Dec-17	10-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010374317	USD	20,000,000.00	20,000,000.00	21-Dec-17	21-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS1FEB18	0010374309	USD	7,672,000.00	7,672,000.00	21-Dec-17	22-Dec-17	1-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374315	USD	1,000,000.00	1,000,000.00	21-Dec-17	22-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374318	USD	500,000,000.00	500,000,000.00	21-Dec-17	22-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS26JUN18	0010374320	USD	35,000,000.00	35,000,000.00	22-Dec-17	22-Dec-17	26-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010374321	USD	1,050,000.00	1,050,000.00	22-Dec-17	22-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS26JAN18	0010374322	USD	350,000.00	350,000.00	22-Dec-17	22-Dec-17	26-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010374323	USD	50,000,000.00	50,000,000.00	22-Dec-17	22-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374324	USD	50,000,000.00	50,000,000.00	22-Dec-17	22-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010374325	USD	10,000,000.00	10,000,000.00	22-Dec-17	22-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374326	USD	300,000,000.00	300,000,000.00	22-Dec-17	26-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374332	USD	38,000,000.00	38,000,000.00	27-Dec-17	27-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010374336	USD	100,000,000.00	100,000,000.00	27-Dec-17	27-Dec-17	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374337	USD	6,000,000.00	6,000,000.00	27-Dec-17	27-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9JAN18	0010374339	USD	100,000,000.00	100,000,000.00	27-Dec-17	27-Dec-17	9-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS19JAN18	0010374343	USD	50,000,000.00	50,000,000.00	27-Dec-17	27-Dec-17	19-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS22JAN18	0010374344	USD	35,000,000.00	35,000,000.00	27-Dec-17	27-Dec-17	22-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010374345	USD	4,500,000.00	4,500,000.00	27-Dec-17	27-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374347	USD	200,000,000.00	200,000,000.00	27-Dec-17	27-Dec-17	16-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS9MAY18	0010374348	USD	23,000,000.00	23,000,000.00	27-Dec-17	27-Dec-17	9-May-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374350	USD	100,000,000.00	100,000,000.00	27-Dec-17	27-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN18	0010374351	USD	100,000,000.00	100,000,000.00	27-Dec-17	27-Dec-17	2-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374353	USD	100,000,000.00	100,000,000.00	27-Dec-17	27-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374354	USD	60,000,000.00	60,000,000.00	27-Dec-17	27-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010374357	USD	100,000,000.00	100,000,000.00	27-Dec-17	27-Dec-17	29-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374361	USD	36,600,000.00	36,600,000.00	27-Dec-17	27-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374362	USD	150,000,000.00	150,000,000.00	27-Dec-17	27-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010374363	USD	5,000,000.00	5,000,000.00	27-Dec-17	27-Dec-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374386	USD	5,400,000.00	5,400,000.00	27-Dec-17	28-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010374388	USD	25,000,000.00	25,000,000.00	27-Dec-17	28-Dec-17	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS16FEB18	0010374389	USD	50,000,000.00	50,000,000.00	27-Dec-17	28-Dec-17	16-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS4JAN18	0010374404	USD	1,900,000.00	1,900,000.00	28-Dec-17	28-Dec-17	4-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS31MAY18	0010374406	USD	24,380,000.00	24,380,000.00	28-Dec-17	28-Dec-17	31-May-18

Page 11/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374407	USD	100,000,000.00	100,000,000.00	28-Dec-17	28-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374408	USD	300,000,000.00	300,000,000.00	28-Dec-17	28-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS5JAN18	0010374417	USD	1,000,000.00	1,000,000.00	28-Dec-17	28-Dec-17	5-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS29JUN18	0010374418	USD	100,000,000.00	100,000,000.00	28-Dec-17	28-Dec-17	29-Jun-18
DIN/SELL USD/IBRD/DIN IBRDUS12FEB18	0010374419	USD	50,000,000.00	50,000,000.00	28-Dec-17	28-Dec-17	12-Feb-18
DIN/SELL USD/IBRD/DIN IBRDUS8JAN18	0010374420	USD	11,031,000.00	11,031,000.00	28-Dec-17	28-Dec-17	8-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN18	0010374338	USD	12,000,000.00	12,000,000.00	27-Dec-17	29-Dec-17	3-Jan-18
DIN/SELL USD/IBRD/DIN IBRDUS16JAN18	0010374423	USD	20,000,000.00	20,000,000.00	28-Dec-17	29-Dec-17	16-Jan-18

Sub-total New Borrowings			27,431,325,000.00	27,431,325,000.00

Total New Borrowings				27,454,022,696.94

Maturing Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS27OCT17	0010358124	USD	(100,000,000.00)	(100,000,000.00)	17-Apr-17	17-Apr-17	27-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS27OCT17	0010358239	USD	(100,000,000.00)	(100,000,000.00)	18-Apr-17	18-Apr-17	27-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010358283	USD	(2,996,000.00)	(2,996,000.00)	19-Apr-17	19-Apr-17	16-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS27OCT17	0010358331	USD	(100,000,000.00)	(100,000,000.00)	20-Apr-17	20-Apr-17	27-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS2OCT17	0010358863	USD	(300,000,000.00)	(300,000,000.00)	2-May-17	3-May-17	2-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS2OCT17	0010360435	USD	(100,000,000.00)	(100,000,000.00)	24-May-17	24-May-17	2-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS27OCT17	0010360570	USD	(100,000,000.00)	(100,000,000.00)	26-May-17	26-May-17	27-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010361017	USD	(100,000,000.00)	(100,000,000.00)	1-Jun-17	1-Jun-17	1-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS4OCT17	0010361023	USD	(20,000,000.00)	(20,000,000.00)	1-Jun-17	1-Jun-17	4-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS18OCT17	0010361863	USD	(20,000,000.00)	(20,000,000.00)	14-Jun-17	14-Jun-17	18-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010362321	USD	(5,000,000.00)	(5,000,000.00)	20-Jun-17	20-Jun-17	1-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010362338	USD	(100,000,000.00)	(100,000,000.00)	21-Jun-17	21-Jun-17	1-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010362414	USD	(100,000,000.00)	(100,000,000.00)	26-Jun-17	26-Jun-17	1-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010362439	USD	(50,000,000.00)	(50,000,000.00)	27-Jun-17	27-Jun-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010362462	USD	(180,000,000.00)	(180,000,000.00)	27-Jun-17	28-Jun-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010362493	USD	(60,817,000.00)	(60,817,000.00)	27-Jun-17	28-Jun-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010362506	USD	(20,000,000.00)	(20,000,000.00)	28-Jun-17	28-Jun-17	1-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20OCT17	0010362529	USD	(10,000,000.00)	(10,000,000.00)	29-Jun-17	30-Jun-17	20-Oct-17

Page 12/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS20OCT17	0010362531	USD	(5,000,000.00)	(5,000,000.00)	29-Jun-17	30-Jun-17	20-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010362975	USD	(100,000,000.00)	(100,000,000.00)	5-Jul-17	5-Jul-17	15-Nov-17

DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010363094	USD	(2,800,000.00)	(2,800,000.00)	7-Jul-17	7-Jul-17	10-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010363292	USD	(2,000,000.00)	(2,000,000.00)	10-Jul-17	10-Jul-17	10-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010363793	USD	(11,549,000.00)	(11,549,000.00)	13-Jul-17	13-Jul-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010363804	USD	(15,000,000.00)	(15,000,000.00)	13-Jul-17	13-Jul-17	1-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS27NOV17	0010363807	USD	(56,000,000.00)	(56,000,000.00)	13-Jul-17	13-Jul-17	27-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30OCT17	0010363812	USD	(77,000,000.00)	(77,000,000.00)	13-Jul-17	13-Jul-17	30-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010363815	USD	(100,000,000.00)	(100,000,000.00)	13-Jul-17	13-Jul-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010363824	USD	(100,000,000.00)	(100,000,000.00)	13-Jul-17	13-Jul-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010363839	USD	(5,011,000.00)	(5,011,000.00)	13-Jul-17	14-Jul-17	1-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010364031	USD	(5,000,000.00)	(5,000,000.00)	17-Jul-17	17-Jul-17	15-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22NOV17	0010364032	USD	(5,000,000.00)	(5,000,000.00)	17-Jul-17	17-Jul-17	22-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS14DEC17	0010363990	USD	(50,000,000.00)	(50,000,000.00)	17-Jul-17	18-Jul-17	14-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS22DEC17	0010363991	USD	(100,000,000.00)	(100,000,000.00)	17-Jul-17	18-Jul-17	22-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS25OCT17	0010363993	USD	(100,000,000.00)	(100,000,000.00)	17-Jul-17	18-Jul-17	25-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS8DEC17	0010363994	USD	(50,000,000.00)	(50,000,000.00)	17-Jul-17	18-Jul-17	8-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS7DEC17	0010364152	USD	(15,000,000.00)	(15,000,000.00)	19-Jul-17	20-Jul-17	7-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010364154	USD	(20,000,000.00)	(20,000,000.00)	19-Jul-17	20-Jul-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS17OCT17	0010364155	USD	(19,000,000.00)	(19,000,000.00)	19-Jul-17	20-Jul-17	17-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS7NOV17	0010364156	USD	(17,000,000.00)	(17,000,000.00)	19-Jul-17	20-Jul-17	7-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS27DEC17	0010364157	USD	(50,000,000.00)	(50,000,000.00)	19-Jul-17	20-Jul-17	27-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS27DEC17	0010364172	USD	(15,000,000.00)	(15,000,000.00)	19-Jul-17	20-Jul-17	27-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS20OCT17	0010364206	USD	(1,000,000.00)	(1,000,000.00)	20-Jul-17	20-Jul-17	20-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010364252	USD	(4,000,000.00)	(4,000,000.00)	24-Jul-17	24-Jul-17	10-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS19OCT17	0010364540	USD	(5,000,000.00)	(5,000,000.00)	31-Jul-17	31-Jul-17	19-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010364827	USD	(10,000,000.00)	(10,000,000.00)	2-Aug-17	2-Aug-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS22NOV17	0010364828	USD	(7,000,000.00)	(7,000,000.00)	2-Aug-17	2-Aug-17	22-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010364832	USD	(6,000,000.00)	(6,000,000.00)	2-Aug-17	2-Aug-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS2OCT17	0010364879	USD	(50,000,000.00)	(50,000,000.00)	3-Aug-17	3-Aug-17	2-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS11OCT17	0010364885	USD	(8,979,000.00)	(8,979,000.00)	3-Aug-17	3-Aug-17	11-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010364910	USD	(10,000,000.00)	(10,000,000.00)	3-Aug-17	3-Aug-17	10-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS6OCT17	0010365026	USD	(1,000,000.00)	(1,000,000.00)	7-Aug-17	7-Aug-17	6-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010365075	USD	(5,000,000.00)	(5,000,000.00)	8-Aug-17	8-Aug-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS24OCT17	0010365293	USD	(8,979,000.00)	(8,979,000.00)	10-Aug-17	10-Aug-17	24-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010365276	USD	(4,000,000.00)	(4,000,000.00)	9-Aug-17	11-Aug-17	10-Oct-17

Page 13/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010365429	USD	(9,000,000.00)	(9,000,000.00)	11-Aug-17	11-Aug-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS27OCT17	0010365503	USD	(2,000,000.00)	(2,000,000.00)	14-Aug-17	14-Aug-17	27-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS9NOV17	0010365506	USD	(2,106,000.00)	(2,106,000.00)	14-Aug-17	14-Aug-17	9-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS2OCT17	0010365509	USD	(9,070,000.00)	(9,070,000.00)	14-Aug-17	14-Aug-17	2-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS9NOV17	0010365543	USD	(12,500,000.00)	(12,500,000.00)	14-Aug-17	15-Aug-17	9-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6OCT17	0010365799	USD	(100,000,000.00)	(100,000,000.00)	23-Aug-17	23-Aug-17	6-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS13OCT17	0010365804	USD	(50,000,000.00)	(50,000,000.00)	23-Aug-17	23-Aug-17	13-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010365810	USD	(100,000,000.00)	(100,000,000.00)	23-Aug-17	23-Aug-17	16-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS24OCT17	0010365899	USD	(100,000,000.00)	(100,000,000.00)	25-Aug-17	25-Aug-17	24-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS23OCT17	0010365901	USD	(40,000,000.00)	(40,000,000.00)	25-Aug-17	25-Aug-17	23-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010365903	USD	(9,700,000.00)	(9,700,000.00)	28-Aug-17	28-Aug-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22DEC17	0010365934	USD	(5,000,000.00)	(5,000,000.00)	29-Aug-17	29-Aug-17	22-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010365928	USD	(500,000,000.00)	(500,000,000.00)	29-Aug-17	30-Aug-17	10-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS13OCT17	0010365948	USD	(92,000,000.00)	(92,000,000.00)	30-Aug-17	30-Aug-17	13-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010365956	USD	(6,000,000.00)	(6,000,000.00)	30-Aug-17	30-Aug-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS11OCT17	0010365929	USD	(500,000,000.00)	(500,000,000.00)	29-Aug-17	31-Aug-17	11-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS14NOV17	0010366052	USD	(42,000,000.00)	(42,000,000.00)	31-Aug-17	31-Aug-17	14-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS13OCT17	0010366053	USD	(65,000,000.00)	(65,000,000.00)	31-Aug-17	31-Aug-17	13-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS11OCT17	0010366054	USD	(65,000,000.00)	(65,000,000.00)	31-Aug-17	31-Aug-17	11-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS11OCT17	0010366496	USD	(1,100,000.00)	(1,100,000.00)	5-Sep-17	5-Sep-17	11-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010366519	USD	(3,000,000.00)	(3,000,000.00)	5-Sep-17	5-Sep-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS23OCT17	0010366527	USD	(70,000,000.00)	(70,000,000.00)	5-Sep-17	6-Sep-17	23-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS28DEC17	0010366529	USD	(5,000,000.00)	(5,000,000.00)	5-Sep-17	6-Sep-17	28-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS21DEC17	0010366530	USD	(5,000,000.00)	(5,000,000.00)	5-Sep-17	6-Sep-17	21-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS3NOV17	0010366553	USD	(29,100,000.00)	(29,100,000.00)	6-Sep-17	6-Sep-17	3-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010366555	USD	(25,000,000.00)	(25,000,000.00)	6-Sep-17	6-Sep-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22NOV17	0010366556	USD	(29,944,000.00)	(29,944,000.00)	6-Sep-17	6-Sep-17	22-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS25OCT17	0010366557	USD	(11,800,000.00)	(11,800,000.00)	6-Sep-17	6-Sep-17	25-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS14NOV17	0010366560	USD	(7,859,000.00)	(7,859,000.00)	6-Sep-17	6-Sep-17	14-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS14DEC17	0010366575	USD	(5,000,000.00)	(5,000,000.00)	6-Sep-17	6-Sep-17	14-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS21NOV17	0010366721	USD	(12,585,000.00)	(12,585,000.00)	8-Sep-17	8-Sep-17	21-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010366726	USD	(100,000,000.00)	(100,000,000.00)	8-Sep-17	8-Sep-17	16-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010366970	USD	(30,000,000.00)	(30,000,000.00)	11-Sep-17	11-Sep-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS3OCT17	0010366971	USD	(184,000,000.00)	(184,000,000.00)	11-Sep-17	11-Sep-17	3-Oct-17

Page 14/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS24OCT17	0010366976	USD	(100,000,000.00)	(100,000,000.00)	11-Sep-17	11-Sep-17	24-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS2OCT17	0010366991	USD	(13,000,000.00)	(13,000,000.00)	11-Sep-17	11-Sep-17	2-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS4DEC17	0010366987	USD	(3,500,000.00)	(3,500,000.00)	11-Sep-17	12-Sep-17	4-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS16NOV17	0010366989	USD	(400,000,000.00)	(400,000,000.00)	11-Sep-17	12-Sep-17	16-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010367024	USD	(100,000,000.00)	(100,000,000.00)	12-Sep-17	12-Sep-17	16-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS2OCT17	0010367044	USD	(16,000,000.00)	(16,000,000.00)	12-Sep-17	12-Sep-17	2-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS15DEC17	0010366990	USD	(600,000,000.00)	(600,000,000.00)	11-Sep-17	13-Sep-17	15-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010367074	USD	(100,000,000.00)	(100,000,000.00)	12-Sep-17	13-Sep-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010367131	USD	(50,000,000.00)	(50,000,000.00)	13-Sep-17	13-Sep-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010367152	USD	(15,000,000.00)	(15,000,000.00)	13-Sep-17	13-Sep-17	10-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010367153	USD	(20,000,000.00)	(20,000,000.00)	13-Sep-17	13-Sep-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS13DEC17	0010367154	USD	(2,000,000.00)	(2,000,000.00)	13-Sep-17	13-Sep-17	13-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010367161	USD	(5,000,000.00)	(5,000,000.00)	13-Sep-17	13-Sep-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010367162	USD	(1,000,000.00)	(1,000,000.00)	13-Sep-17	13-Sep-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS28DEC17	0010367166	USD	(5,000,000.00)	(5,000,000.00)	13-Sep-17	13-Sep-17	28-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS1NOV17	0010367221	USD	(25,000,000.00)	(25,000,000.00)	14-Sep-17	14-Sep-17	1-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS2NOV17	0010367222	USD	(40,000,000.00)	(40,000,000.00)	14-Sep-17	14-Sep-17	2-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS17OCT17	0010367223	USD	(136,025,000.00)	(136,025,000.00)	14-Sep-17	14-Sep-17	17-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010367224	USD	(14,753,000.00)	(14,753,000.00)	14-Sep-17	14-Sep-17	15-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010367229	USD	(10,000,000.00)	(10,000,000.00)	14-Sep-17	14-Sep-17	10-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS24OCT17	0010367230	USD	(26,500,000.00)	(26,500,000.00)	14-Sep-17	14-Sep-17	24-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS24OCT17	0010367233	USD	(25,000,000.00)	(25,000,000.00)	14-Sep-17	14-Sep-17	24-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010367234	USD	(100,000,000.00)	(100,000,000.00)	14-Sep-17	14-Sep-17	16-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS24OCT17	0010367241	USD	(30,000,000.00)	(30,000,000.00)	14-Sep-17	14-Sep-17	24-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS2OCT17	0010367346	USD	(10,000,000.00)	(10,000,000.00)	15-Sep-17	15-Sep-17	2-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010367351	USD	(20,000,000.00)	(20,000,000.00)	15-Sep-17	15-Sep-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010367357	USD	(12,500,000.00)	(12,500,000.00)	15-Sep-17	15-Sep-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010367359	USD	(50,000,000.00)	(50,000,000.00)	15-Sep-17	15-Sep-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010367368	USD	(100,000,000.00)	(100,000,000.00)	15-Sep-17	15-Sep-17	16-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS15DEC17	0010367370	USD	(2,000,000.00)	(2,000,000.00)	15-Sep-17	15-Sep-17	15-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS3NOV17	0010367371	USD	(131,000,000.00)	(131,000,000.00)	15-Sep-17	15-Sep-17	3-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6OCT17	0010367362	USD	(100,000,000.00)	(100,000,000.00)	15-Sep-17	18-Sep-17	6-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010367419	USD	(50,000,000.00)	(50,000,000.00)	18-Sep-17	18-Sep-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS3NOV17	0010367420	USD	(128,000,000.00)	(128,000,000.00)	18-Sep-17	18-Sep-17	3-Nov-17

Page 15/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010367423	USD	(5,000,000.00)	(5,000,000.00)	18-Sep-17	18-Sep-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010367424	USD	(9,860,000.00)	(9,860,000.00)	18-Sep-17	19-Sep-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010367606	USD	(100,000,000.00)	(100,000,000.00)	19-Sep-17	20-Sep-17	16-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS25OCT17	0010367622	USD	(25,000,000.00)	(25,000,000.00)	20-Sep-17	20-Sep-17	25-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS27OCT17	0010367625	USD	(30,000,000.00)	(30,000,000.00)	20-Sep-17	20-Sep-17	27-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010367626	USD	(8,000,000.00)	(8,000,000.00)	20-Sep-17	20-Sep-17	15-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010367627	USD	(14,000,000.00)	(14,000,000.00)	20-Sep-17	20-Sep-17	15-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS17NOV17	0010367628	USD	(45,000,000.00)	(45,000,000.00)	20-Sep-17	20-Sep-17	17-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS16NOV17	0010367629	USD	(75,000,000.00)	(75,000,000.00)	20-Sep-17	20-Sep-17	16-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS3OCT17	0010367632	USD	(100,000,000.00)	(100,000,000.00)	20-Sep-17	20-Sep-17	3-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010367634	USD	(100,000,000.00)	(100,000,000.00)	20-Sep-17	20-Sep-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010367635	USD	(10,000,000.00)	(10,000,000.00)	20-Sep-17	20-Sep-17	16-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS12OCT17	0010367637	USD	(50,000,000.00)	(50,000,000.00)	20-Sep-17	20-Sep-17	12-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010367638	USD	(45,000,000.00)	(45,000,000.00)	20-Sep-17	20-Sep-17	15-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS12OCT17	0010367689	USD	(100,000,000.00)	(100,000,000.00)	21-Sep-17	21-Sep-17	12-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS6DEC17	0010367690	USD	(30,067,000.00)	(30,067,000.00)	21-Sep-17	21-Sep-17	6-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS11OCT17	0010367691	USD	(100,000,000.00)	(100,000,000.00)	21-Sep-17	21-Sep-17	11-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010367692	USD	(100,000,000.00)	(100,000,000.00)	21-Sep-17	21-Sep-17	16-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS5OCT17	0010367639	USD	(6,079,000.00)	(6,079,000.00)	20-Sep-17	22-Sep-17	5-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010367705	USD	(65,000,000.00)	(65,000,000.00)	21-Sep-17	22-Sep-17	10-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010367715	USD	(13,000,000.00)	(13,000,000.00)	22-Sep-17	22-Sep-17	10-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS10OCT17	0010367716	USD	(15,000,000.00)	(15,000,000.00)	22-Sep-17	22-Sep-17	10-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS3OCT17	0010367717	USD	(105,000,000.00)	(105,000,000.00)	22-Sep-17	22-Sep-17	3-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS23OCT17	0010367720	USD	(15,000,000.00)	(15,000,000.00)	22-Sep-17	22-Sep-17	23-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS23OCT17	0010367721	USD	(10,000,000.00)	(10,000,000.00)	22-Sep-17	22-Sep-17	23-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS27OCT17	0010367724	USD	(100,000,000.00)	(100,000,000.00)	22-Sep-17	22-Sep-17	27-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS30OCT17	0010367725	USD	(100,000,000.00)	(100,000,000.00)	22-Sep-17	22-Sep-17	30-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS11DEC17	0010367741	USD	(14,500,000.00)	(14,500,000.00)	25-Sep-17	25-Sep-17	11-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS11DEC17	0010367742	USD	(20,000,000.00)	(20,000,000.00)	25-Sep-17	25-Sep-17	11-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS3OCT17	0010367743	USD	(1,000,000.00)	(1,000,000.00)	25-Sep-17	25-Sep-17	3-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010367744	USD	(25,000,000.00)	(25,000,000.00)	25-Sep-17	25-Sep-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS3OCT17	0010367745	USD	(49,000,000.00)	(49,000,000.00)	25-Sep-17	25-Sep-17	3-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010367747	USD	(100,000,000.00)	(100,000,000.00)	25-Sep-17	25-Sep-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS19DEC17	0010367753	USD	(12,000,000.00)	(12,000,000.00)	25-Sep-17	25-Sep-17	19-Dec-17

Page 16/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS6OCT17	0010367754	USD	(35,000,000.00)	(35,000,000.00)	25-Sep-17	26-Sep-17	6-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS4DEC17	0010367755	USD	(18,500,000.00)	(18,500,000.00)	25-Sep-17	26-Sep-17	4-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS13OCT17	0010367876	USD	(25,000,000.00)	(25,000,000.00)	28-Sep-17	2-Oct-17	13-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010367877	USD	(25,000,000.00)	(25,000,000.00)	28-Sep-17	2-Oct-17	16-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010368283	USD	(15,000,000.00)	(15,000,000.00)	2-Oct-17	2-Oct-17	16-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010368299	USD	(35,000,000.00)	(35,000,000.00)	2-Oct-17	2-Oct-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010368305	USD	(35,400,000.00)	(35,400,000.00)	2-Oct-17	2-Oct-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010368312	USD	(30,000,000.00)	(30,000,000.00)	2-Oct-17	2-Oct-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010368313	USD	(22,000,000.00)	(22,000,000.00)	2-Oct-17	2-Oct-17	15-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010368314	USD	(27,000,000.00)	(27,000,000.00)	2-Oct-17	2-Oct-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010368315	USD	(20,000,000.00)	(20,000,000.00)	2-Oct-17	2-Oct-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010368321	USD	(20,000,000.00)	(20,000,000.00)	2-Oct-17	2-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010368273	USD	(50,000,000.00)	(50,000,000.00)	2-Oct-17	3-Oct-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010368284	USD	(50,000,000.00)	(50,000,000.00)	2-Oct-17	3-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22DEC17	0010368340	USD	(8,900,000.00)	(8,900,000.00)	3-Oct-17	4-Oct-17	22-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS4DEC17	0010368347	USD	(150,000,000.00)	(150,000,000.00)	4-Oct-17	4-Oct-17	4-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS16OCT17	0010368348	USD	(31,000,000.00)	(31,000,000.00)	4-Oct-17	4-Oct-17	16-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS3NOV17	0010368349	USD	(10,000,000.00)	(10,000,000.00)	4-Oct-17	4-Oct-17	3-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS4DEC17	0010368350	USD	(20,000,000.00)	(20,000,000.00)	4-Oct-17	4-Oct-17	4-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010368396	USD	(32,000,000.00)	(32,000,000.00)	4-Oct-17	4-Oct-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010368470	USD	(40,000,000.00)	(40,000,000.00)	5-Oct-17	5-Oct-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS13DEC17	0010368471	USD	(400,000,000.00)	(400,000,000.00)	5-Oct-17	5-Oct-17	13-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010368480	USD	(46,000,000.00)	(46,000,000.00)	5-Oct-17	5-Oct-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS12DEC17	0010368477	USD	(400,000,000.00)	(400,000,000.00)	5-Oct-17	6-Oct-17	12-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS11DEC17	0010368478	USD	(300,000,000.00)	(300,000,000.00)	5-Oct-17	6-Oct-17	11-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010368479	USD	(60,000,000.00)	(60,000,000.00)	5-Oct-17	6-Oct-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20OCT17	0010368481	USD	(60,000,000.00)	(60,000,000.00)	5-Oct-17	6-Oct-17	20-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010368609	USD	(100,000,000.00)	(100,000,000.00)	6-Oct-17	10-Oct-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010368715	USD	(14,000,000.00)	(14,000,000.00)	10-Oct-17	10-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS17NOV17	0010368716	USD	(15,000,000.00)	(15,000,000.00)	10-Oct-17	10-Oct-17	17-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010368718	USD	(10,000,000.00)	(10,000,000.00)	10-Oct-17	10-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS23OCT17	0010368727	USD	(5,000,000.00)	(5,000,000.00)	10-Oct-17	10-Oct-17	23-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS19OCT17	0010368734	USD	(5,690,000.00)	(5,690,000.00)	10-Oct-17	10-Oct-17	19-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS20OCT17	0010368735	USD	(4,750,000.00)	(4,750,000.00)	10-Oct-17	10-Oct-17	20-Oct-17

Page 17/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS25OCT17	0010368736	USD	(100,000,000.00)	(100,000,000.00)	10-Oct-17	10-Oct-17	25-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010368737	USD	(100,000,000.00)	(100,000,000.00)	10-Oct-17	10-Oct-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS15DEC17	0010368739	USD	(125,000,000.00)	(125,000,000.00)	10-Oct-17	10-Oct-17	15-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS8DEC17	0010368742	USD	(1,500,000.00)	(1,500,000.00)	10-Oct-17	10-Oct-17	8-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS8DEC17	0010368748	USD	(1,800,000.00)	(1,800,000.00)	10-Oct-17	10-Oct-17	8-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS20OCT17	0010368845	USD	(100,000,000.00)	(100,000,000.00)	11-Oct-17	11-Oct-17	20-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010368853	USD	(51,000,000.00)	(51,000,000.00)	11-Oct-17	11-Oct-17	15-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010368860	USD	(20,000,000.00)	(20,000,000.00)	11-Oct-17	11-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS23OCT17	0010368862	USD	(5,090,000.00)	(5,090,000.00)	11-Oct-17	11-Oct-17	23-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS23OCT17	0010368913	USD	(5,000,000.00)	(5,000,000.00)	12-Oct-17	12-Oct-17	23-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS15DEC17	0010368930	USD	(73,000,000.00)	(73,000,000.00)	12-Oct-17	12-Oct-17	15-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS3NOV17	0010368931	USD	(100,000,000.00)	(100,000,000.00)	12-Oct-17	12-Oct-17	3-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010368938	USD	(30,000,000.00)	(30,000,000.00)	12-Oct-17	12-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010368846	USD	(300,000,000.00)	(300,000,000.00)	11-Oct-17	13-Oct-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010368871	USD	(3,000,000.00)	(3,000,000.00)	11-Oct-17	13-Oct-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010368983	USD	(30,000,000.00)	(30,000,000.00)	13-Oct-17	13-Oct-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS7NOV17	0010368999	USD	(5,000,000.00)	(5,000,000.00)	16-Oct-17	16-Oct-17	7-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010369000	USD	(5,000,000.00)	(5,000,000.00)	16-Oct-17	16-Oct-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010369046	USD	(100,000,000.00)	(100,000,000.00)	16-Oct-17	16-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS7NOV17	0010369059	USD	(114,000,000.00)	(114,000,000.00)	16-Oct-17	16-Oct-17	7-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS4DEC17	0010369060	USD	(500,000,000.00)	(500,000,000.00)	16-Oct-17	16-Oct-17	4-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS6DEC17	0010369061	USD	(500,000,000.00)	(500,000,000.00)	16-Oct-17	17-Oct-17	6-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010369112	USD	(100,000,000.00)	(100,000,000.00)	17-Oct-17	17-Oct-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS10NOV17	0010369113	USD	(100,000,000.00)	(100,000,000.00)	17-Oct-17	17-Oct-17	10-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010369117	USD	(127,713,000.00)	(127,713,000.00)	17-Oct-17	17-Oct-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS21NOV17	0010369131	USD	(16,400,000.00)	(16,400,000.00)	17-Oct-17	17-Oct-17	21-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS6NOV17	0010369168	USD	(15,000,000.00)	(15,000,000.00)	17-Oct-17	17-Oct-17	6-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010369132	USD	(100,000,000.00)	(100,000,000.00)	17-Oct-17	18-Oct-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS30OCT17	0010369260	USD	(50,000,000.00)	(50,000,000.00)	18-Oct-17	18-Oct-17	30-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010369265	USD	(1,000,000.00)	(1,000,000.00)	18-Oct-17	18-Oct-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS10NOV17	0010369266	USD	(75,000,000.00)	(75,000,000.00)	18-Oct-17	18-Oct-17	10-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010369294	USD	(3,940,000.00)	(3,940,000.00)	18-Oct-17	18-Oct-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS15DEC17	0010369419	USD	(20,000,000.00)	(20,000,000.00)	19-Oct-17	19-Oct-17	15-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS21DEC17	0010369420	USD	(50,000,000.00)	(50,000,000.00)	19-Oct-17	19-Oct-17	21-Dec-17

Page 18/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS21NOV17	0010369421	USD	(100,000,000.00)	(100,000,000.00)	19-Oct-17	19-Oct-17	21-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010369433	USD	(50,000,000.00)	(50,000,000.00)	20-Oct-17	23-Oct-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010369454	USD	(25,000,000.00)	(25,000,000.00)	23-Oct-17	23-Oct-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010369453	USD	(50,000,000.00)	(50,000,000.00)	23-Oct-17	24-Oct-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS19DEC17	0010369482	USD	(26,500,000.00)	(26,500,000.00)	24-Oct-17	24-Oct-17	19-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS19DEC17	0010369483	USD	(25,000,000.00)	(25,000,000.00)	24-Oct-17	24-Oct-17	19-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010369513	USD	(26,000,000.00)	(26,000,000.00)	24-Oct-17	24-Oct-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS15DEC17	0010369504	USD	(100,000,000.00)	(100,000,000.00)	24-Oct-17	25-Oct-17	15-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS20DEC17	0010369547	USD	(11,800,000.00)	(11,800,000.00)	25-Oct-17	25-Oct-17	20-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010369548	USD	(12,000,000.00)	(12,000,000.00)	25-Oct-17	25-Oct-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010369550	USD	(5,000,000.00)	(5,000,000.00)	25-Oct-17	25-Oct-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010369586	USD	(33,000,000.00)	(33,000,000.00)	25-Oct-17	25-Oct-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22NOV17	0010369530	USD	(50,038,000.00)	(50,038,000.00)	24-Oct-17	26-Oct-17	22-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20DEC17	0010369624	USD	(7,500,000.00)	(7,500,000.00)	25-Oct-17	26-Oct-17	20-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010369635	USD	(30,000,000.00)	(30,000,000.00)	26-Oct-17	26-Oct-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS31OCT17	0010369660	USD	(10,000,000.00)	(10,000,000.00)	26-Oct-17	26-Oct-17	31-Oct-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010369679	USD	(6,000,000.00)	(6,000,000.00)	27-Oct-17	27-Oct-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010369812	USD	(30,000,000.00)	(30,000,000.00)	31-Oct-17	1-Nov-17	15-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010370030	USD	(10,000,000.00)	(10,000,000.00)	1-Nov-17	1-Nov-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010370038	USD	(44,000,000.00)	(44,000,000.00)	1-Nov-17	1-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010370041	USD	(22,000,000.00)	(22,000,000.00)	1-Nov-17	1-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010370047	USD	(20,000,000.00)	(20,000,000.00)	1-Nov-17	1-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS7NOV17	0010370092	USD	(400,000,000.00)	(400,000,000.00)	2-Nov-17	2-Nov-17	7-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20DEC17	0010370093	USD	(10,000,000.00)	(10,000,000.00)	2-Nov-17	2-Nov-17	20-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS26DEC17	0010370096	USD	(10,000,000.00)	(10,000,000.00)	2-Nov-17	2-Nov-17	26-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS21NOV17	0010370102	USD	(8,785,000.00)	(8,785,000.00)	3-Nov-17	3-Nov-17	21-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS29NOV17	0010370108	USD	(4,750,000.00)	(4,750,000.00)	3-Nov-17	3-Nov-17	29-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS7NOV17	0010370170	USD	(100,000,000.00)	(100,000,000.00)	6-Nov-17	6-Nov-17	7-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010370171	USD	(10,000,000.00)	(10,000,000.00)	6-Nov-17	6-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010370201	USD	(20,000,000.00)	(20,000,000.00)	7-Nov-17	7-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010370202	USD	(6,000,000.00)	(6,000,000.00)	7-Nov-17	7-Nov-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010370203	USD	(200,000,000.00)	(200,000,000.00)	7-Nov-17	7-Nov-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010370204	USD	(200,000,000.00)	(200,000,000.00)	7-Nov-17	7-Nov-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010370211	USD	(100,000,000.00)	(100,000,000.00)	7-Nov-17	7-Nov-17	8-Nov-17

Page 19/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010370212	USD	(25,000,000.00)	(25,000,000.00)	7-Nov-17	7-Nov-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010370213	USD	(15,000,000.00)	(15,000,000.00)	7-Nov-17	7-Nov-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010370244	USD	(8,000,000.00)	(8,000,000.00)	7-Nov-17	7-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS8NOV17	0010370245	USD	(175,000,000.00)	(175,000,000.00)	7-Nov-17	7-Nov-17	8-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010370243	USD	(200,000,000.00)	(200,000,000.00)	7-Nov-17	8-Nov-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS9NOV17	0010370418	USD	(500,000,000.00)	(500,000,000.00)	8-Nov-17	8-Nov-17	9-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS9NOV17	0010370442	USD	(50,000,000.00)	(50,000,000.00)	8-Nov-17	8-Nov-17	9-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS9NOV17	0010370443	USD	(200,000,000.00)	(200,000,000.00)	8-Nov-17	8-Nov-17	9-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010370510	USD	(50,000,000.00)	(50,000,000.00)	8-Nov-17	8-Nov-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS10NOV17	0010370734	USD	(500,000,000.00)	(500,000,000.00)	9-Nov-17	9-Nov-17	10-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010370745	USD	(200,000,000.00)	(200,000,000.00)	9-Nov-17	9-Nov-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS10NOV17	0010370787	USD	(165,000,000.00)	(165,000,000.00)	9-Nov-17	9-Nov-17	10-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS21NOV17	0010370796	USD	(100,000,000.00)	(100,000,000.00)	9-Nov-17	9-Nov-17	21-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS24NOV17	0010371086	USD	(60,000,000.00)	(60,000,000.00)	9-Nov-17	10-Nov-17	24-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS13NOV17	0010371662	USD	(500,000,000.00)	(500,000,000.00)	10-Nov-17	10-Nov-17	13-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS21NOV17	0010371663	USD	(100,000,000.00)	(100,000,000.00)	10-Nov-17	10-Nov-17	21-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010371650	USD	(500,000,000.00)	(500,000,000.00)	9-Nov-17	13-Nov-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS14DEC17	0010371697	USD	(250,000,000.00)	(250,000,000.00)	10-Nov-17	13-Nov-17	14-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS14NOV17	0010371734	USD	(400,000,000.00)	(400,000,000.00)	13-Nov-17	13-Nov-17	14-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS21NOV17	0010371766	USD	(100,000,000.00)	(100,000,000.00)	13-Nov-17	13-Nov-17	21-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010371852	USD	(2,100,000.00)	(2,100,000.00)	14-Nov-17	14-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS28NOV17	0010371857	USD	(7,700,000.00)	(7,700,000.00)	14-Nov-17	14-Nov-17	28-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010371860	USD	(65,000,000.00)	(65,000,000.00)	14-Nov-17	14-Nov-17	15-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS15NOV17	0010371864	USD	(50,000,000.00)	(50,000,000.00)	14-Nov-17	14-Nov-17	15-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22NOV17	0010371866	USD	(100,000,000.00)	(100,000,000.00)	14-Nov-17	14-Nov-17	22-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS14DEC17	0010371867	USD	(200,000,000.00)	(200,000,000.00)	14-Nov-17	14-Nov-17	14-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS14DEC17	0010371868	USD	(100,000,000.00)	(100,000,000.00)	14-Nov-17	14-Nov-17	14-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010371881	USD	(150,000,000.00)	(150,000,000.00)	14-Nov-17	14-Nov-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS20NOV17	0010371928	USD	(40,000,000.00)	(40,000,000.00)	15-Nov-17	15-Nov-17	20-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22NOV17	0010372145	USD	(32,500,000.00)	(32,500,000.00)	16-Nov-17	16-Nov-17	22-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22NOV17	0010372161	USD	(25,000,000.00)	(25,000,000.00)	16-Nov-17	16-Nov-17	22-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS27NOV17	0010372162	USD	(5,000,000.00)	(5,000,000.00)	16-Nov-17	16-Nov-17	27-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS28NOV17	0010372191	USD	(80,000,000.00)	(80,000,000.00)	20-Nov-17	20-Nov-17	28-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS27NOV17	0010372194	USD	(100,000,000.00)	(100,000,000.00)	20-Nov-17	20-Nov-17	27-Nov-17

Page 20/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010372195	USD	(61,000,000.00)	(61,000,000.00)	20-Nov-17	20-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS22DEC17	0010372198	USD	(25,000,000.00)	(25,000,000.00)	20-Nov-17	21-Nov-17	22-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS26DEC17	0010372211	USD	(6,200,000.00)	(6,200,000.00)	21-Nov-17	21-Nov-17	26-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS27NOV17	0010372213	USD	(29,000,000.00)	(29,000,000.00)	21-Nov-17	21-Nov-17	27-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS27NOV17	0010372238	USD	(60,000,000.00)	(60,000,000.00)	22-Nov-17	22-Nov-17	27-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS28NOV17	0010372239	USD	(100,000,000.00)	(100,000,000.00)	22-Nov-17	22-Nov-17	28-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS27NOV17	0010372243	USD	(70,000,000.00)	(70,000,000.00)	22-Nov-17	22-Nov-17	27-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS27NOV17	0010372244	USD	(12,660,000.00)	(12,660,000.00)	22-Nov-17	22-Nov-17	27-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010372245	USD	(25,000,000.00)	(25,000,000.00)	22-Nov-17	22-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS27DEC17	0010372261	USD	(200,000,000.00)	(200,000,000.00)	27-Nov-17	27-Nov-17	27-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS28NOV17	0010372262	USD	(100,000,000.00)	(100,000,000.00)	27-Nov-17	27-Nov-17	28-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS29NOV17	0010372267	USD	(14,745,000.00)	(14,745,000.00)	27-Nov-17	27-Nov-17	29-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS29NOV17	0010372288	USD	(14,162,000.00)	(14,162,000.00)	28-Nov-17	28-Nov-17	29-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS30NOV17	0010372293	USD	(15,000,000.00)	(15,000,000.00)	28-Nov-17	28-Nov-17	30-Nov-17
DIN/SELL USD/IBRD/DIN IBRDUS26DEC17	0010372294	USD	(19,192,000.00)	(19,192,000.00)	28-Nov-17	28-Nov-17	26-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS1DEC17	0010372295	USD	(26,000,000.00)	(26,000,000.00)	28-Nov-17	28-Nov-17	1-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010372324	USD	(17,000,000.00)	(17,000,000.00)	29-Nov-17	29-Nov-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS19DEC17	0010372325	USD	(540,000.00)	(540,000.00)	29-Nov-17	29-Nov-17	19-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010372328	USD	(150,000,000.00)	(150,000,000.00)	29-Nov-17	29-Nov-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS19DEC17	0010372338	USD	(112,000,000.00)	(112,000,000.00)	29-Nov-17	29-Nov-17	19-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010372342	USD	(150,000,000.00)	(150,000,000.00)	29-Nov-17	29-Nov-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010372326	USD	(11,400,000.00)	(11,400,000.00)	29-Nov-17	30-Nov-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS18DEC17	0010372327	USD	(8,700,000.00)	(8,700,000.00)	29-Nov-17	30-Nov-17	18-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010372399	USD	(2,500,000.00)	(2,500,000.00)	30-Nov-17	30-Nov-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS28DEC17	0010372407	USD	(58,000,000.00)	(58,000,000.00)	30-Nov-17	30-Nov-17	28-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS26DEC17	0010372887	USD	(10,000,000.00)	(10,000,000.00)	1-Dec-17	1-Dec-17	26-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS26DEC17	0010372888	USD	(3,000,000.00)	(3,000,000.00)	1-Dec-17	1-Dec-17	26-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS15DEC17	0010372920	USD	(30,000,000.00)	(30,000,000.00)	1-Dec-17	1-Dec-17	15-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS28DEC17	0010372921	USD	(20,000,000.00)	(20,000,000.00)	1-Dec-17	1-Dec-17	28-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS4DEC17	0010372930	USD	(17,583,000.00)	(17,583,000.00)	1-Dec-17	1-Dec-17	4-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010372980	USD	(81,000,000.00)	(81,000,000.00)	1-Dec-17	1-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010372981	USD	(30,400,000.00)	(30,400,000.00)	1-Dec-17	1-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010373048	USD	(39,000,000.00)	(39,000,000.00)	4-Dec-17	4-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010373053	USD	(40,000,000.00)	(40,000,000.00)	4-Dec-17	4-Dec-17	29-Dec-17

Page 21/22

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2017 through December 31 2017

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010373065	USD	(5,000,000.00)	(5,000,000.00)	4-Dec-17	4-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010373270	USD	(5,000,000.00)	(5,000,000.00)	5-Dec-17	5-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS26DEC17	0010373792	USD	(3,000,000.00)	(3,000,000.00)	12-Dec-17	12-Dec-17	26-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010373813	USD	(15,000,000.00)	(15,000,000.00)	12-Dec-17	12-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS27DEC17	0010373828	USD	(5,000,000.00)	(5,000,000.00)	12-Dec-17	13-Dec-17	27-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS14DEC17	0010373876	USD	(100,000,000.00)	(100,000,000.00)	13-Dec-17	13-Dec-17	14-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS26DEC17	0010374044	USD	(50,000,000.00)	(50,000,000.00)	15-Dec-17	15-Dec-17	26-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010374176	USD	(3,000,000.00)	(3,000,000.00)	18-Dec-17	18-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010374179	USD	(27,000,000.00)	(27,000,000.00)	18-Dec-17	18-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010374230	USD	(35,000,000.00)	(35,000,000.00)	19-Dec-17	19-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010374261	USD	(10,000,000.00)	(10,000,000.00)	19-Dec-17	19-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS21DEC17	0010374288	USD	(100,000,000.00)	(100,000,000.00)	20-Dec-17	20-Dec-17	21-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010374298	USD	(5,000,000.00)	(5,000,000.00)	20-Dec-17	21-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010374317	USD	(20,000,000.00)	(20,000,000.00)	21-Dec-17	21-Dec-17	29-Dec-17
DIN/SELL USD/IBRD/DIN IBRDUS29DEC17	0010374325	USD	(10,000,000.00)	(10,000,000.00)	22-Dec-17	22-Dec-17	29-Dec-17

Sub-total Maturing Borrowings			(22,597,117,000.00)	(22,597,117,000.00)

Total Maturing Borrowings				(22,597,117,000.00)

Page 22/22